Exhibit 99.2

SHINHAN FINANCIAL GROUP CO., LTD.

AND SUBSIDIARIES

Condensed Consolidated Interim Financial Statements

September 30, 2019

(Unaudited)

(With Independent Auditors’ Review Report Thereon)

Independent Auditors’ Review Report

Based on a report originally issued in Korean

The Board of Directors and Stockholders

Shinhan Financial Group Co., Ltd.:

Reviewed financial statements

We have reviewed the accompanying condensed consolidated interim financial statements of Shinhan Financial Group Co., Ltd. and its subsidiaries (collectively the “Group”), which comprise the condensed consolidated interim statement of financial position as of September 30, 2019, the condensed consolidated interim statements of comprehensive income for the three-month and nine-month periods ended September 30, 2019 and 2018, the condensed consolidated interim statements of changes in equity and cash flows for the nine-month periods ended September 30, 2019 and 2018 and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s responsibility

Management is responsible for the preparation and fair presentation of these condensed consolidated interim financial statements in accordance with Korean International Financial Reporting Standards (“K-IFRS”) No.1034 Interim Financial Reporting, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ review responsibility

Our responsibility is to issue a report on these condensed consolidated interim financial statements based on our reviews.

We conducted our reviews in accordance with the Review Standards for Quarterly and Semiannual Financial Statements established by the Securities and Futures Commission of the Republic of Korea. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Korean Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our reviews, nothing has come to our attention that causes us to believe that the accompanying condensed consolidated interim financial statements referred to above are not prepared, in all material respects, in accordance with K-IFRS No.1034 Interim Financial Reporting.

Emphasis of Matter

The following matter may be helpful to the readers in their understanding of the condensed consolidated interim financial statements.

We draw attention to Note 31 to the condensed consolidated financial statements, which addresses the Group's business combinations (Orange Life Insurance Co., Ltd, Asia Trust Co., Ltd and Shinhan Vietnam Finance Company Limited) consummated in 2019. In relation to the business combinations with ‘Orange Life Insurance Co., Ltd’ and ‘Asia Trust Co., Ltd’, the Group is in the process of obtaining information about the facts and circumstances that existed as of the acquisition date, and has not completed the accounting for these business combinations. Therefore, these business combinations were recognized at provisional amounts in the accompanying condensed consolidated financial statements, which may be adjusted in the measurement period pursuant to K-IFRS 1103, Business Combination. Our review conclusion is not affected by this matter.

Other matters

The procedures and practices utilized in the Republic of Korea to review such condensed consolidated interim financial statements may differ from those generally accepted and applied in other countries.

The consolidated statement of financial position of the Group as of December 31, 2018, and the related consolidated statements of comprehensive income, changes in equity and cash flows for the year then ended, which are not accompanying this report, were audited by us in accordance with Korean Standards on Auditing and our report thereon, dated March 11, 2019, expressed an unqualified opinion.  The accompanying consolidated statement of financial position of the Group as of December 31, 2018, presented for comparative purposes, is consistent, in all material respects, with the audited consolidated financial statements from which it has been derived.

KPMG Samjong Accounting Corp.

Seoul, Korea

November 14, 2019

This report is effective as of November 14, 2019, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying condensed consolidated interim financial statements and notes thereto. Accordingly, the readers of the review report should understand that the above review report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Interim Statements of Financial Position

As of September 30, 2019 and December 31, 2018

(In millions of won)	Note		September 30 , 2019 (Unaudited)	December 31, 2018

Assets
Cash and due from banks at amortized cost	4, 7	~~W~~	25,075,640	17,348,626
Financial assets at fair value through profit or loss	4, 8		49,949,247	43,534,766
Derivative assets	4, 9		3,571,770	1,793,613
Securities at fair value through other comprehensive income	4, 10		56,301,961	38,314,170
Securities at amortized cost	4, 10		45,519,414	28,478,136
Loans at amortized cost	4, 11		317,058,081	299,609,472
Property and equipment			3,615,511	3,003,886
Intangible assets			5,668,153	4,320,134
Investments in associates	12		1,009,837	671,330
Current tax receivable			61,759	45,100
Deferred tax assets			174,300	426,965
Investment property			492,114	474,820
Other assets	4		37,388,347	21,571,918
Assets held for sale			11,886	7,574

Total assets		~~W~~	545,898,020	459,600,510

Liabilities
Deposits	4	~~W~~	284,141,563	265,000,190
Financial liabilities at fair value through profit or loss	4, 13		1,644,869	1,420,306
Financial liabilities designated at fair value through profit or loss	4, 14		8,827,306	8,535,800
Derivative liabilities	4, 9		3,414,594	2,439,892
Borrowings	4		33,588,567	29,818,542
Debt securities issued	4, 15		72,584,879	63,227,699
Liabilities for defined benefit obligations	16		237,377	127,348
Provisions	17		571,161	508,416
Current tax payable			458,081	430,306
Deferred tax liabilities			552,715	22,020
Liabilities under insurance contracts	18		51,886,753	26,218,882
Other liabilities	4,32		46,293,030	25,199,679

Total liabilities			504,200,895	422,949,080

Equity	19
Capital stock			2,732,463	2,645,053
Hybrid bonds			1,731,235	1,531,759
Capital surplus			10,565,353	9,895,488
Capital adjustments			(1,116,845)	(552,895)
Accumulated other comprehensive loss			5,901	(753,220)
Retained earnings			25,026,937	22,959,440
Total equity attributable to equity holders of Shinhan Financial Group Co., Ltd.			38,945,044	35,725,625
Non-controlling interests			2,752,081	925,805
Total equity			41,697,125	36,651,430

Total liabilities and equity		~~W~~	545,898,020	459,600,510

See accompanying notes to the condensed consolidated interim financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Note to Condensed Consolidated Interim Statements of Comprehensive Income

For the three-month and nine-month periods ended September 30, 2019 and 2018

(Unaudited)

(In millions of won)			2019		2018
	Note		Three-month period	Nine-month period	Three-month period	Nine- month period

Interest income
Financial assets at fair value through other comprehensive income and at amortized cost		~~W~~	3,781,602	11,164,990	3,314,853	9,475,567
Financial assets at fair value through profit or loss			198,285	597,335	161,820	496,294
			3,979,887	11,762,325	3,476,673	9,971,861
Interest expense			(1,507,226)	(4,509,265)	(1,304,860)	(3,619,833)
Net interest income	20		2,472,661	7,253,060	2,171,813	6,352,028

Fees and commission income			872,585	2,647,225	814,144	2,468,132
Fees and commission expense			(342,253)	(1,027,750)	(334,760)	(992,855)
Net fees and commission income	21		530,332	1,619,475	479,384	1,475,277

Insurance income			1,848,247	5,755,302	1,086,695	3,317,184
Insurance expenses			(1,981,620)	(6,090,525)	(1,189,004)	(3,665,325)
Net insurance income (loss)	18		(133,373)	(335,223)	(102,309)	(348,141)

Dividend income			18,635	66,755	15,325	76,609
Net gain on financial instruments at fair value through profit or loss			188,215	1,249,953	250,753	577,742
Net gain (loss) on financial instruments at fair value through profit or loss (overlay approach)	8		(49,385)	(246,314)	45,001	92,399
Net loss on financial instruments designated at fair value through profit or loss			(73,008)	(740,316)	(201,690)	(243,501)
Net foreign currency transaction gain			160,105	423,522	25,218	122,991
Net gain on disposal of financial assets at fair value through other comprehensive income	10		70,648	130,783	6,044	16,378
Net gain (loss) on disposal of securities at amortized cost	10		47	61	(2)	(8)
Provision for credit loss allowance	22		(242,490)	(791,348)	(223,973)	(577,934)
General and administrative expenses	23		(1,225,648)	(3,630,374)	(1,089,162)	(3,302,580)
Other operating expenses, net			(298,826)	(862,519)	(243,799)	(598,783)

Operating income			1,417,913	4,137,515	1,132,603	3,642,477

Equity method income	12		1,327	30,691	23,233	41,271
Other non-operating income (loss), net			(2,917)	(15,312)	10,420	(14,688)
Profit before income taxes			1,416,323	4,152,894	1,166,256	3,669,060

Income tax expense	25		367,883	1,068,075	308,777	994,489
Profit for the period			1,048,440	3,084,819	857,479	2,674,571

See accompanying notes to the condensed consolidated interim financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Interim Statements of Comprehensive Income (Continued)

For the three-month and nine-month periods ended September 30, 2019 and 2018

(Unaudited)

(In millions of won, except earnings per share)			2019		2018
	Note		Three-month period	Nine- month period	Three-month period	Nine- month period
Other comprehensive income for the period, net of income tax
Items that are or may be reclassified to profit or loss:
Gain on financial assets at fair value through other comprehensive income		~~W~~	111,220	552,792	31,092	76,139
Gain (loss) on financial instruments at fair value through profit or loss (overlay approach)	8		24,995	163,041	(32,625)	(66,989)
Equity in other comprehensive income of associates			1,490	3,233	431	3,988
Foreign currency translation adjustments for foreign operations			87,042	198,464	(69,480)	(10,718)
Net change in unrealized fair value of cash flow hedges			(6,510)	(30,106)	1,142	(13,298)
Other comprehensive income of separate account			3,100	14,682	2,984	2,068
			221,337	902,106	(66,456)	(8,810)
Items that will never be reclassified to profit or loss:
Remeasurements of the defined benefit liability			(70)	(47,653)	(811)	(22,352)
Equity in other comprehensive income (loss) of associates			-	(8)	10	28
Valuation gain (loss) on financial asset at fair value through other comprehensive income			(7,119)	26,746	12,277	27,624
Loss on disposal of financial asset at fair value through other comprehensive income			(3,739)	(5,771)	(567)	(2,558)
Changes in own credit risk on financial liabilities designated at fair value through profit of loss			377	(271)	(15)	(67)
			(10,551)	(26,957)	10,894	2,675
Total other comprehensive income (loss), net of income tax			210,786	875,149	(55,562)	(6,135)

Total comprehensive income for the period		~~W~~	1,259,226	3,959,968	801,917	2,668,436

Profit for the period attributable to:
Equity holders of Shinhan Financial Group Co., Ltd.		~~W~~	981,572	2,895,983	847,831	2,643,397
Non-controlling interests			66,868	188,836	9,648	31,174
		~~W~~	1,048,440	3,084,819	857,479	2,674,571
Total comprehensive income attributable to:
Equity holders of Shinhan Financial Group Co., Ltd.		~~W~~	1,170,711	3,649,332	791,818	2,636,972
Non-controlling interests			88,515	310,636	10,099	31,464
		~~W~~	1,259,226	3,959,968	801,917	2,668,436

Earnings per share:	26
Basic and diluted earnings per share in won		~~W~~	1,996	5,946	1,763	5,528

See accompanying notes to the condensed consolidated interim financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Interim Statements of Changes in Equity

For the nine-month periods ended September 30, 2019 and 2018

(Unaudited)

(In millions of won)		Equity attributable to equity holders of Shinhan Financial Group Co., Ltd.
		Capital stock	Hybrid bonds	Capital surplus	Capital adjustments	Accumulated other compre-hensive income(loss)	Retained earnings	Sub-total	Non-controlling interests	Total

Balance at January 1, 2018	~~W~~	2,645,053	423,921	9,887,335	(398,035)	(806,745)	20,539,826	32,291,355	880,242	33,171,597
Total comprehensive income for the period
Profit for the period		-	-	-	-	-	2,643,397	2,643,397	31,174	2,674,571
Other comprehensive income (loss), net of income tax:
Gain on financial assets at fair value through other comprehensive income		-	-	-	-	100,263	-	100,263	942	101,205
Loss on financial instruments at fair value through profit or loss (overlay approach)		-	-	-	-	(66,989)	-	(66,989)	-	(66,989)
Equity in other comprehensive income of associates		-	-	-	-	4,016	-	4,016	-	4,016
Foreign currency translation adjustments		-	-	-	-	(10,388)	-	(10,388)	(330)	(10,718)
Net change in unrealized fair value of cash flow hedges		-	-	-	-	(13,298)	-	(13,298)	-	(13,298)
Other comprehensive loss of separate account		-	-	-	-	2,068	-	2,068	-	2,068
Remeasurements of defined benefit plans		-	-	-	-	(22,030)	-	(22,030)	(322)	(22,352)
Changes in own credit risk on financial liabilities designated at fair value through profit or loss		-	-	-	-	(67)	-	(67)	-	(67)
Total other comprehensive income (loss)		-	-	-	-	(6,425)	-	(6,425)	290	(6,135)
Total comprehensive income		-	-	-	-	(6,425)	2,643,397	2,636,972	31,464	2,668,436

Other changes in equity
Dividends		-	-	-	-	-	(687,589)	(687,589)	-	(687,589)
Dividends to hybrid bonds		-	-	-	-	-	(21,937)	(21,937)	-	(21,937)
Issuance of hybrid bonds		-	1,107,837	-	-	-	-	1,107,837	-	1,107,837
Acquisition of treasury stock		-	-	-	(23,744)	-	-	(23,744)	-	(23,744)
Change in other capital adjustments		-	-	-	1,014	-	(4,101)	(3,087)	-	(3,087)
Change in other non-controlling interests		-	-	-	-	-	-	-	(195,004)	(195,004)
		-	1,107,837	-	(22,730)	-	(713,627)	371,480	(195,004)	176,476
Reclassification of other comprehensive income (Retained earnings)		-	-	-	-	2,568	(2,568)	-	-	-

Balance at September 30 , 2018	~~W~~	2,645,053	1,531,758	9,887,335	(420,765)	(810,602)	22,467,028	35,299,807	716,702	36,016,509

See accompanying notes to the condensed consolidated interim financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Interim Statements of Changes in Equity (Continued)

For the nine-month periods ended September 30, 2019 and 2018

(Unaudited)

(In millions of won)		Equity attributable to equity holders of Shinhan Financial Group Co., Ltd.
		Capital stock	Hybrid bonds	Capital surplus	Capital adjustments	Accumulated other comprehensive income (loss)	Retained earnings	Sub-total	Non-controlling interests	Total

Balance at January 1, 2019	~~W~~	2,645,053	1,531,759	9,895,488	(552,895)	(753,220)	22,959,440	35,725,625	925,805	36,651,430
Total comprehensive income for the period
Profit for the period		-	-	-	-	-	2,895,983	2,895,983	188,836	3,084,819
Other comprehensive income (loss), net of income tax:
Gain on financial assets at fair value through other comprehensive income		-	-	-	-	459,027	-	459,027	114,740	573,767
Gain on financial instruments at fair value through profit or loss (overlay approach)		-	-	-	-	155,308	-	155,308	7,733	163,041
Equity in other comprehensive income of associates		-	-	-	-	3,225	-	3,225	-	3,225
Foreign currency translation adjustments		-	-	-	-	197,323	-	197,323	1,141	198,464
Net change in unrealized fair value of cash flow hedges		-	-	-	-	(28,139)	-	(28,139)	(1,967)	(30,106)
Other comprehensive loss of separate account		-	-	-	-	14,682	-	14,682	-	14,682
Remeasurements of defined benefit plans		-	-	-	-	(47,806)	-	(47,806)	153	(47,653)
Changes in own credit risk on financial liabilities designated at fair value through profit or loss		-	-	-	-	(271)	-	(271)	-	(271)
Total other comprehensive income		-	-	-	-	753,349	-	753,349	121,800	875,149
Total comprehensive income		-	-	-	-	753,349	2,895,983	3,649,332	310,636	3,959,968

Other changes in equity
Dividends		-	-	-	-	-	(753,041)	(753,041)	-	(753,041)
Dividends to hybrid bonds		-	-	-	-	-	(58,365)	(58,365)	-	(58,365)
Issuance of hybrid bonds		-	199,476	-	-	-	-	199,476	-	199,476
Issuance of convertible preferred shares (Note 19)		87,410	-	660,381	-	-	-	747,791	-	747,791
Acquisition of treasury stock (Note 19)		-	-	-	(444,077)	-	-	(444,077)	-	(444,077)
Change in other capital adjustments		-	-	9,484	(119,873)	-	(11,308)	(121,697)	-	(121,697)
Change in non-controlling interests arising from business combination (Note 31)		-	-	-	-	-	-	-	1,515,640	1,515,640
		87,410	199,476	669,865	(563,950)	-	(822,714)	(429,913)	1,515,640	1,085,727
Reclassification of other comprehensive income (Retained earnings)		-	-	-	-	5,772	(5,772)	-	-	-

Balance at September 30 , 2019	~~W~~	2,732,463	1,731,235	10,565,353	(1,116,845)	5,901	25,026,937	38,945,044	2,752,081	41,697,125

See accompanying notes to the condensed consolidated interim financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Interim Statements of Cash Flows

For the nine-month periods ended September 30, 2019 and 2018

(Unaudited)

			Nine-month periods ended September 30
(In millions of won)	Note		2019	2018

Cash flows from operating activities
Profit before income taxes		~~W~~	4,152,894	3,669,060
Adjustments for:
Interest income	20		(11,762,325)	(9,971,861)
Interest expense	20		4,509,265	3,619,833
Dividend income			(66,755)	(76,609)
Net fees and commission expense			91,714	131,192
Net insurance loss			1,704,245	1,628,874
Net gain on financial instruments at fair value through profit or loss			(666,669)	(155,135)
Net loss (gain) on financial instruments at fair value through profit or loss (overlay approach)			246,314	(92,399)
Net foreign currency translation loss			145,987	44,698
Net loss (gain) on financial instruments designated at fair value through profit or loss			70,341	(63,979)
Net gain on disposal of financial asset at fair value through other comprehensive income	10		(130,783)	(16,378)
Net loss (gain) on disposal of securities at amortized cost	10		(61)	8
Provision for credit loss allowance	22		791,348	577,934
Employee costs			147,852	127,504
Depreciation and amortization	23		499,799	221,567
Other operating expenses			111,303	7,564
Equity method income, net	12		(30,691)	(41,271)
Other non-operating income, net			(35,502)	(951)
			(4,374,618)	(4,059,409)

Changes in assets and liabilities:
Due from banks at amortized cost			(5,245,216)	5,603,407
Securities at fair value through profit or loss			(847,619)	(400,231)
Due from banks at fair value through profit or loss			(25,030)	(89,438)
Loans at fair value through profit or loss			(78,913)	(71,518)
Financial instruments designated at fair value through profit or loss			219,511	459,856
Derivative instruments			(487,792)	217,652
Loans at amortized cost			(12,067,047)	(18,180,448)
Other assets			(11,377,913)	(13,728,508)
Deposits			17,264,009	11,936,159
Liabilities for defined benefit obligations			(96,929)	(50,604)
Provisions			25,432	(64,993)
Other liabilities			15,632,294	8,610,896
			2,914,787	(5,757,770)

Income taxes paid			(910,393)	(625,720)
Interest received			11,321,752	9,617,724
Interest paid			(4,039,920)	(3,696,399)
Dividends received			22,586	54,744
Net cash provided by (used in) operating activities			9,087,088	(797,770)

See accompanying notes to the condensed consolidated interim financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Interim Statements of Cash Flows (Continued)

For the nine-month periods ended September 30, 2019 and 2018

(Unaudited)

			Nine-month periods ended September 30
(In millions of won)	Note		2019	2018

Cash flows from investing activities
Decrease in financial instruments at fair value through profit or loss		~~W~~	2,352,962	1,318,586
Increase in financial instruments at fair value through profit or loss			(4,688,374)	(2,310,594)
Proceeds from disposal of financial assets at fair value through other comprehensive income			28,931,426	22,272,303
Acquisition of financial assets at fair value through other comprehensive income			(35,187,120)	(22,901,265)
Proceeds from disposal of financial assets at amortized cost			2,471,266	1,527,935
Acquisition of financial assets at amortized cost			(9,793,852)	(3,963,908)
Proceeds from disposal of property and equipment			38,314	29,181
Acquisition of property and equipment			(176,094)	(79,895)
Proceeds from disposal of intangible assets			25,104	450
Acquisition of intangible assets			(418,279)	(98,619)
Proceeds from disposal of investments in associates			115,627	107,595
Acquisition of investments in associates			(326,683)	(161,355)
Proceeds from disposal of investment property			83,498	9,553
Acquisition of investment property			(2,181)	(115,083)
Proceeds from disposal of assets held for sale			80	11,239
Changes in other assets, net			(56,766)	(282,956)
Proceeds from settlement of hedging derivative financial instruments for financial assets			35,450	82,393
Payment of settlement of hedging derivative financial instruments for financial assets			(155,333)	(36,012)
Acquisition of businesses, net of cash acquired	31		(2,249,017)	-
Net cash used in investing activities			(18,999,972)	(4,590,452)

See accompanying notes to the condensed consolidated interim financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Interim Statements of Cash Flows (Continued)

For the nine-month periods ended September 30, 2019 and 2018

(Unaudited)

			Nine-month periods ended September 30
(In millions of won)	Note		2019	2018

Cash flows from financing activities
Issuance of hybrid bonds		~~W~~	199,476	1,107,837
Net increase in borrowings			3,380,314	1,227,143
Proceeds from debt securities issued			23,804,123	18,115,443
Repayments of debt securities issued			(15,415,358)	(10,925,443)
Increase (decrease) in other liabilities			(20,796)	776
Dividends paid			(818,871)	(702,038)
Proceeds from settlement of hedging derivative financial instruments for debt securities issued			1,159,110	10,513
Payment of settlement of hedging derivative financial instruments for debt securities issued			(1,188,263)	(4,182)
Increase (decrease) in non-controlling interests			329,659	(194,900)
Acquisition of treasury stock			(444,077)	(19,263)
Repayment of lease liabilities			(185,211)	-
Proceeds from issuance of convertible preferred shares			747,791	-
Net cash provided by financing activities			11,547,897	8,615,886

Effect of exchange rate fluctuations on cash and cash equivalents held			15,729	(64,924)

Increase in cash and cash equivalents			1,650,742	3,162,740

Cash and cash equivalents at beginning of period	28		8,179,756	6,236,650

Cash and cash equivalents at end of period	28	~~W~~	9,830,498	9,399,390

See accompanying notes to the condensed consolidated interim financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2019

(Unaudited)

1.  Reporting entity

Shinhan Financial Group Co., Ltd., the controlling company, and its subsidiaries included in consolidation are summarized as follows:

(a) Controlling company

Shinhan Financial Group Co., Ltd. (the “Shinhan Financial Group” or the “Group”), a controlling company, was incorporated on September 1, 2001 for the main purposes of controlling managing and funding Shinhan Bank, Shinhan Securities Co,Ltd, Shinhan Capital Co.,Ltd, and Shinhan BNP Asset Management Co,Ltd. by way of share transfers. The total capital stock amounted to ~~W~~1,461,721 million. Also, Shinhan Financial Group’s shares have been listed on the Korea Exchange since September 10, 2001 and Shinhan Financial Group’s American Depositary Shares have been listed on the New York Stock Exchange since September 16, 2003.

(b) Ownership of Shinhan Financial Group and its major consolidated subsidiaries as of September 30, 2019 and December 31, 2018 are as follows:

			Date of financial information	Ownership (%)
Investor	Investee(*1)	Location		2019	2018
Shinhan Financial Group Co., Ltd.	Shinhan Bank	Korea	September 30	100.0	100.0
〃	Shinhan Card Co., Ltd.	〃	〃	100.0	100.0
〃	Shinhan Investment Corp.(*2)	〃	〃	100.0	100.0
〃	Shinhan Life Insurance Co., Ltd.	〃	〃	100.0	100.0
〃	Orange Life Insurance Co., Ltd.(*3)	〃	〃	59.2	-
〃	Shinhan Capital Co., Ltd.	〃	〃	100.0	100.0
〃	Jeju Bank(*4)	〃	〃	75.3	71.9
〃	Shinhan Credit Information Co., Ltd.	〃	〃	100.0	100.0
〃	Shinhan Alternative Investment Management Inc. .	〃	〃	100.0	100.0
〃	Shinhan BNP Paribas Asset Management Co., Ltd.	〃	〃	65.0	65.0
〃	SHC Management Co., Ltd.	〃	〃	100.0	100.0
〃	Shinhan DS	〃	〃	100.0	100.0
〃	Shinhan Savings Bank	〃	〃	100.0	100.0
〃	Asia Trust Co., Ltd.(*5)	〃	〃	60.0	-
〃	Shinhan AITAS Co., Ltd.	〃	〃	99.8	99.8
〃	Shinhan REITs Management Co., Ltd.	〃	〃	100.0	100.0
〃	Shinhan AI Co., Ltd.(*6)	〃	〃	100.0	-
Shinhan Bank	Shinhan Asia Limited	Hong Kong	〃	99.9	99.9
〃	Shinhan Bank America	USA	〃	100.0	100.0
〃	Shinhan Bank Europe GmbH	Germany	〃	100.0	100.0
〃	Shinhan Bank Cambodia	Cambodia	〃	97.5	97.5
〃	Shinhan Bank Kazakhstan Limited	Kazakhstan	〃	100.0	100.0
〃	Shinhan Bank Canada	Canada	〃	100.0	100.0
〃	Shinhan Bank (China) Limited	China	〃	100.0	100.0
〃	Shinhan Bank Japan	Japan	〃	100.0	100.0
〃	Shinhan Bank Vietnam Ltd.	Vietnam	〃	100.0	100.0
〃	Banco Shinhan de Mexico	Mexico	〃	99.9	99.9
〃	PT Bank Shinhan Indonesia	Indonesia	〃	99.0	99.0
Shinhan Card Co., Ltd.	LLP MFO Shinhan Finance	Kazakhstan	〃	100.0	100.0
〃	PT. Shinhan Indo Finance	Indonesia	〃	50.0	50.0
〃	Shinhan Microfinance Co., Ltd.	Myanmar	〃	100.0	100.0
〃	Shinhan Vietnam Finance(*7)	Vietnam	〃	100.0	-
Shinhan Investment Corp.	Shinhan Investment Corp. USA Inc.	USA	〃	100.0	100.0
〃	Shinhan Investment Corp. Asia Ltd.	Hong Kong	〃	100.0	100.0

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2019

(Unaudited)

1.  Reporting entity (continued)

			Date of financial information	Ownership (%)
Investor	Investee(*1)	Location		2019	2018
Shinhan Investment Corp.	Shinhan Securities Vietnam Co., Ltd.	Vietnam	September 30	100.0	100.0
〃	PT. Shinhan Sekuritas Indonesia	Indonesia	〃	99.0	99.0
PT Shinhan Sekuritas Indonesia	PT. Shinhan Asset Management Indonesia	〃	〃	75.0	75.0
Shinhan BNP Paribas Asset Management Co., Ltd.	Shinhan BNP Paribas Asset Management (Hong Kong) Limited	Hong Kong	〃	100.0	100.0
Shinhan DS	Shinhan DS Vietnam Co., Ltd.	Vietnam	〃	100.0	100.0

(*1) Trusts, beneficiary certificates, securitization special limited liability companies, associates and private equity investment specialists that are not actually operating their own business are excluded.

(*2) The controlling company has participated in issuing additional shares of Shinhan Investment Corp. amounting to ~~W~~660 billion during the nine-month period ended September 30, 2019.

(*3) The Group entered into a share purchase agreement to acquire a 59.15% stake in Orange Life Insurance Co., Ltd., and the effective stake increased to 60.24% due to the acquisition of treasury shares by Orange Life Insurance Co. Ltd. during the nine-month period ended September 30, 2019.

(*4) The Group purchased 1,100,000 shares of Jeju Bank from the Group’s largest shareholder, the National Pension Service during the nine-month period ended September 30, 2019.

(*5) The Group acquired 60.00% stake in Asia Trust Co., Ltd. during the nine-month period ended September 30, 2019.

(*6) Shinhan AI Co., Ltd. is a subsidiary newly invested during the nine-month period ended September 30, 2019. The controlling company has participated in issuing additional shares of Shinhan AI Co., Ltd. shares amounting to ~~W~~40 billion.

(*7) The Group acquired 100% stake in Vietnam-based Prudential Vietnam Finance Co., Ltd. during the nine-month period ended September 30, 2019, and changed the name of corporate to Shinhan Vietnam Finance Co., Ltd.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2019

(Unaudited)

1.  Reporting entity (continued)

(c) Consolidated structured entities

Consolidated structured entities are as follows:

Category	Consolidated structured entities	Description

Trust	18 trusts managed by Shinhan Bank including development trust

A trust is consolidated when the Group as a trustee is exposed to variable returns, for example, if principle or interest amounts of the entrusted properties falls below guaranteed amount, the Group should compensate it; and the Group has the ability to affect those returns.

Asset-Backed Securitization	MPC Yulchon Green I and 174 others

An entity for asset backed securitization is consolidated when the Group has the ability to dispose assets or change the conditions of the assets, is exposed to variable returns and has the ability to affect the variable returns providing credit enhancement and purchases of subordinated securities.

Structured Financing	SHPE Holdings One Co., Ltd. and 2 others

An entity established for structured financing relating to real estate, shipping, or mergers and acquisitions is consolidated, when the Group has granted credit to the entity, has sole decision-making authority of these entities due to the entities default, and is exposed to, or has rights to related variable returns.

Investment Fund	KoFC Shinhan Frontier Champ 2010-4 PEF and 86 others

An investment fund is consolidated, when the Group manages or invests assets of the investment funds on behalf of other investors, or has the ability to dismiss the manager of the investment funds, and is exposed to, or has rights to, the variable returns.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2019

(Unaudited)

(In millions of won)

1.  Reporting entity (continued)

(d) Summarized financial information of the subsidiaries

i) Condensed consolidated statement of financial position for the Group’s subsidiaries as of September 30, 2019 and December 31, 2018 are as follows:

		2019			2018
		Total assets	Total liabilities	Total equities	Total assets	Total liabilities	Total equities
Shinhan Financial Group (Separate)	~~W~~	32,358,043	9,818,970	22,539,073	30,114,232	8,464,164	21,650,068
Shinhan Bank		390,130,443	364,257,098	25,873,345	348,523,615	324,331,076	24,192,539
Shinhan Card Co., Ltd.		31,364,963	25,327,474	6,037,489	29,429,455	23,427,988	6,001,467
Shinhan Investment Corp.		35,214,720	30,982,702	4,232,018	28,987,216	25,614,647	3,372,569
Shinhan Life Insurance Co., Ltd.		33,635,111	31,508,945	2,126,166	31,823,631	30,078,522	1,745,109
Orange Life Insurance Co., Ltd.		32,697,502	29,422,953	3,274,549	-	-	-
Shinhan Capital Co., Ltd.		7,120,281	6,191,762	928,519	6,116,585	5,368,265	748,320
Jeju Bank		6,027,900	5,535,310	492,590	5,980,941	5,507,949	472,992
Shinhan Credit Information Co., Ltd.		24,520	9,183	15,337	24,377	8,750	15,627
Shinhan Alternative Investment Management Inc.		106,411	93,712	12,699	102,079	92,194	9,885
Shinhan BNP Paribas Asset Management Co., Ltd.		175,128	14,781	160,347	173,964	14,841	159,123
SHC Management Co., Ltd.		9,626	-	9,626	9,755	198	9,557
Shinhan DS		92,609	70,167	22,442	43,095	23,118	19,977
Shinhan Savings Bank		1,609,767	1,427,472	182,295	1,454,290	1,291,012	163,278
Asia Trust Co., Ltd.		163,823	40,609	123,214	-	-	-
Shinhan AITAS Co., Ltd.		72,690	8,645	64,045	65,725	7,367	58,358
Shinhan REITs Management Co., Ltd		45,838	5,267	40,571	36,298	3,496	32,802
Shinhan AI Co., Ltd.		41,819	1,064	40,755	-	-	-

(*1) Condensed financial information of the subsidiaries is based on the subsidiaries’ consolidated financial information, if applicable.

(*2) Trusts, beneficiary certificates, securitization special limited liability companies, associates and private equity investment specialists that are not actually operating their own business are excluded.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2019

(Unaudited)

(In millions of won)

1.  Reporting entity (continued)

ii) Condensed consolidated comprehensive income statement for the Group’s subsidiaries for the nine-month periods ended September 30, 2019 and 2018 were as follows:

		2019			2018
		Operating income	Net Income (loss)	Total com-prehensive Income (loss)	Operating income	Net income	Total com-prehensive income
Shinhan Financial Group (Separate)	~~W~~	1,434,888	1,198,691	1,197,222	1,486,423	1,276,218	1,276,260
Shinhan Bank		20,257,499	1,976,488	2,300,747	15,203,236	1,916,711	1,959,812
Shinhan Card Co., Ltd.		2,987,868	411,157	374,422	2,812,053	393,892	378,136
Shinhan Investment Corp.		4,837,103	202,049	221,168	3,969,976	230,055	239,923
Shinhan Life Insurance Co., Ltd.		4,250,230	109,774	381,617	4,273,295	129,177	77,871
Orange Life Insurance Co., Ltd.		3,590,218	211,568	521,411	-	-	-
Shinhan Capital Co., Ltd.		344,748	99,134	96,825	333,277	87,593	85,906
Jeju Bank		178,535	20,958	24,914	164,802	22,895	25,380
Shinhan Credit Information Co., Ltd.		28,490	897	736	27,800	2,037	1,992
Shinhan Alternative Investment Management Inc.		11,073	2,814	2,814	24,952	2,844	2,932
Shinhan BNP Paribas Asset Management Co., Ltd.		62,170	18,138	18,431	59,295	14,968	14,884
SHC Management Co., Ltd.		124	69	69	102	43	43
Shinhan DS		97,812	2,196	2,528	70,500	1,181	1,764
Shinhan Savings Bank		85,961	20,650	20,629	68,590	13,461	13,229
Asia Trust Co., Ltd.		36,194	12,466	12,482	-	-	-
Shinhan AITAS Co., Ltd.		37,774	8,733	8,733	33,171	6,291	6,291
Shinhan REITs Management Co., Ltd		6,844	7,772	7,770	5,125	2,763	4,151
Shinhan AI Co., Ltd.		713	(628)	(628)	-	-	-

(*1) Condensed financial information of the subsidiaries is based on the subsidiaries’ consolidated financial information, if applicable.

(*2) Trusts, beneficiary certificates, securitization special limited liability companies, associates and private equity investment specialists that are not actually operating their own business are excluded.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2019

(Unaudited)

(In millions of won)

2. Basis of preparation

(a) Statement of compliance

The condensed consolidated interim financial statements have been prepared in accordance with Korean International Financial Reporting Standards (“K-IFRS”), as prescribed in the Act on External Audits of Stock Companies.

These condensed consolidated interim financial statements were prepared in accordance with K-IFRS No. 1034, Interim Financial Reporting as part of the period covered by the Group’s K-IFRS annual financial statements.  Selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in financial position and performance of the Group since the last annual consolidated financial statements as of and for the year ended December 31, 2018. These condensed consolidated interim financial statements do not include all of the disclosures required for full annual financial statements.

(b) Use of estimates and judgments

The preparation of the condensed consolidated interim financial statements in conformity with K-IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

In preparing these condensed consolidated interim financial statements, the significant judgments made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty are the same as those that applied to the consolidated financial statements as of and for the year ended December 31, 2018 except for the important judgement and key sources of estimation uncertainty related to the application of K-IFRS No. 1116 ‘Leases’, which is described in Note 3.

(c) Restatement of prior period’s consolidated statement of comprehensive income

Upon the adoption of K-IFRS No.1115, the Group changed its accounting policy for the credit card customer service expenses from the annual reporting period ended December 31, 2018 and recognized the customer service expenses, which had been accounted as fees and commission expenses, as deduction of fees and commission income considering the expenses are rewards to customers.

Therefore, the prior period’s consolidated interim statement of comprehensive income presented for comparative purpose has been restated to conform to the 2018 annual financial statement presentation as follows:

Account		Before restatement	Effect of accounting policy change	After restatement

Fee and commission income	~~W~~	3,297,383	(829,251)	2,468,132
Fee and commission expense		(1,822,106)	829,251	(992,855)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2019

(Unaudited)

3. Significant accounting policies

Except for the following new standard, which has been applied from January 1, 2019, the accounting policies applied by the Group in these condensed consolidated interim financial statements are the same as those applied by the Group in its consolidated financial statements as of and for the year ended December 31, 2018.  There are other accounting standards that are effective since January 1, 2019, but they do not have a material effect on the consolidated financial statements of the Group.

(a) K-IFRS No. 1116, ‘Leases’

The Group recognized accumulated effect from initial application of K-IFRS No.1116 in retained earnings on January 1, 2019 (initial application date). Accordingly, comparative financial information presented has been applied K-IFRS No.1017 and the related Interpretation as previously reported and has not been restated and the Group assessed the application does not have effect on the retained earnings at January 1, 2019.

i) Accounting treatment as the lessee

The Group leases various tangible assets, such as real estate and vehicles and the terms of the lease are negotiated individually and include a variety of terms and conditions. There are no other restrictions imposed by the lease contracts, but the lease assets cannot be provided as collaterals for the borrowings.

At the commencement of the lease, the Group recognizes the right-of-use assets and the lease liabilities. The payment of each lease is allocated to the repayment of the liability and financial cost. The Group recognizes in profit or loss the amount calculated to produce a constant periodic rate of interest on the lease liability balance for each period as financial cost. Right-of-use assets are depreciated using a straight-line method from the inception of the lease over the lease term of the right-of-use assets.

Lease liabilities are measured at present value of the lease payments not paid as of the beginning of the lease, and the lease payments included in the measurement of the lease liabilities consist of as following payments:

- Fixed payments (including in-substance fixed payments, less any lease incentives receivable)

- Variable lease payments depending on the index or rate

- Amount expected to be paid by the lessee under the residual value guarantee

- Exercise price of a purchase option if it is reasonably certain that the lessee will exercise the option

- Amount to be paid to terminate a lease if the lease term reflects the lessee’s exercising an option to terminate the lease

If the intrinsic interest rate is easily determined, the lease payments be discounted by the rate, and if the rate is not readily determined, the lessee’s incremental borrowing rate is used.

The cost of right-of use assets comprise:

- Amount of the initial measurement or the lease liability

- Lease payments made at or before the commencement date (lease incentives received are deducted)

- Lease initial direct costs incurred by the lessee

- Estimates of the costs incurred by the lessee in dismantling and removing the underlying asset, restoring site on which is located or restoring the underlying asset to the condition required by the terms and conditions of the lease

Lease payments related to short-term leases or low-value leases are recognized as current expenses over the lease term using the straight-line method. A short-term lease is a lease has a lease term of 12 months or less and the low-value lease is a lease of which the underlying asset value is not more than ~~W~~6 million.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2019

(Unaudited)

3.  Significant accounting policies (continued)

Extension and termination options are included in a number of real estate lease contracts of the Group. In determining the lease term, management considers all relevant facts and circumstances that give rise to an economic incentive not to exercise the extension option or the termination option. The period over which the extension option is eligible (or the period over which it could be terminated) is included in the lease term only if it is reasonably certain that the lessee exercises the extension option (or not exercised). The Group reassesses whether the Group is reasonably certain to exercise (or not exercise) the extension option when a significant event occurs or changes in circumstances that have affected the lessee's ability to determine the lease term before.

ii) Accounting treatment as the lessor

The Group leases out various tangible assets, including vehicles under operating and finance lease contracts, and the terms of the lease are negotiated individually and include a variety of terms and conditions. The risk management method for all rights held by the Group in the underlying assets includes repurchase agreements, residual value guarantees, etc.

A) Finance lease

In the case of assets held under a finance lease, the Group records it as a receivable at an amount equal to the net investment in the lease, and the difference from the carrying amount of the leasing asset as of the lease execution date is recognized as profit or loss from disposal of the lease asset. In addition, interest income is recognized by applying the effective interest method for the amount of the Group's net investment in finance leases. Lease-related direct costs are included in the initial recognition of financial lease receivables and are accounted for in a way that reduces the revenue for the lease term.

B) Operating lease

In the case of assets held under an operating lease, the lease payments are recognized as income on straight-line basis, and the lease initial direct costs incurred during negotiation and contract phase of the operating lease are recognized as separate assets, initial direct cost. In addition, depreciation of operating lease assets is treated the same as depreciation of other similar assets owned by the Group.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2019

(Unaudited)

4. Financial risk management

(a) Overview

As a financial services provider, the Group is exposed to various risks relating to lending, credit card, insurance, securities investment, trading and leasing businesses, its deposit taking and borrowing activities in addition to the operating environment.

The principal risks to which the Group is exposed are credit risk, market risk, interest rate risk, liquidity risk and operational risk.  These risks are recognized, measured, controlled and reported in accordance with risk management guidelines established at the company level and at the subsidiary level.

i) Risk management organization

The Group risk management system is organized along with the following hierarchy: from the top and at the Company level, the Group Risk Management Committee, the Group Risk Management Council, the Chief Risk Officer and the Group Risk Management Team, and at the subsidiary level, the Risk Management Committees and the Risk Management Team of the relevant subsidiary.

The Group Risk Management Committee, which is under the supervision of the controlling company’s Board of Directors, sets the basic group wide risk management policies and strategies.  The controlling company’s Chief Risk Officer reports to the Group Risk Management Committee, and the Group Risk Management Council, whose members consist of the controlling company’s Chief Risk Officer and the risk management team heads of each of subsidiaries, coordinates the risk management policies and strategies at the group level as well as at the subsidiary level among each of subsidiaries.

Each of subsidiaries also has a separate Risk Management Committee, Risk Management Working Committee and Risk Management Team, whose tasks are to implement the group wide risk management policies and strategies at the subsidiary level as well as to set risk management policies and strategies specific to such subsidiary in line with the group wide guidelines. The Group also has the Group Risk Management Team, which supports the controlling company’s Chief Risk Officer in his or her risk management and supervisory role.

In order to maintain the group wide risk at an appropriate level, the Group use a hierarchical risk limit system under which the Group Risk Management Committee assigns reasonable risk limits for the entire group and each of subsidiaries, and the Risk Management Committee and the Risk Management Council of each of subsidiaries manage the subsidiary-specific risks by establishing and managing risk limits in more details by type of risk and type of product for each department and division within such subsidiary.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2019

(Unaudited)

4. Financial risk management (continued)

ii) Risk management framework

The Group takes the following steps to implement the foregoing risk management principles:

•

Risk capital management – Risk capital refers to capital necessary to compensate for losses in case of a potential risk being realized, and risk capital management refers to the process of asset management based on considerations of risk exposure and risk appetite among total assets so that the Group can maintain an appropriate level of risk capital.  As part of the Group’s risk capital management, the Group has adopted and maintains various risk planning processes and reflects such risk planning in the Group’s business and financial planning.  The Group also has adopted and maintains a risk limit management system to ensure that risks in the Group’s business do not exceed prescribed limits.

•

Risk monitoring – The Group proactively, preemptively and periodically review risks that may impact our overall operations, including through a multidimensional risk monitoring system.  Currently, each of subsidiaries is required to report to the controlling company any factors that could have a material impact on the group wide risk management, and the controlling company reports to the Group’s Chief Risk Officer and other members of the Group’s senior management the results of risk monitoring on a weekly, monthly and continual basis.  In addition, the Group performs preemptive risk management through a “risk dashboard system” under which the Group closely monitors any increase in asset size, risk levels and sensitivity to external factors with respect to the major asset portfolios of each of subsidiaries, and to the extent such monitoring yields any warning signals, the Group promptly analyze the causes and, if necessary, formulates and implements actions in response to these warning signals.

•

Risk review – Prior to entering any new business, offering any new products or changing any major policies, the Group reviews any relevant risk factors based on a prescribed risk management checklist and, in the case of changes for which assessment of risk factors is difficult, promotes reasonable decision-making in order to avoid taking any unduly risky action.  The risk management departments of all subsidiaries are required to review all new businesses, products and services prior to their launch and closely monitor the development of any related risks following their launch, and in the case of any action that involves more than one subsidiary, the relevant risk management departments are required to consult with the risk management team at the controlling company level prior to making any independent risk reviews.

•

Risk management – The Group maintain a group wide risk management system to detect the signals of any risk crisis and, in the event of a crisis actually happening, to respond on a timely, efficient and flexible basis so as to ensure the Group’s survival as a going concern.  Each subsidiary maintains crisis planning for three levels of contingencies, namely, “alert”, “imminent crisis” and “crisis”, determination of which is made based on quantitative and qualitative monitoring and consequence analysis, and upon the happening of any such contingency, is required to respond according to a prescribed contingency plan.  At the controlling company level, the Group maintains and installs crisis detection and response system which is applied consistently group wide, and upon the happening of any contingency at two or more subsidiary level, the Group directly takes charge of the situation so that the Group manages it on a concerted group wide basis.

•

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2019

(Unaudited)

4.  Financial risk management (continued)

(b) Credit risk

Credit risk is the risk of potential economic loss that may be caused if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and the largest risk which the Group is facing.  The Group’s credit risk management encompasses all areas of credit that may result in potential economic loss, including not just transactions that are recorded on balance sheets, but also off-balance-sheet transactions such as guarantees, loan commitments and derivative transactions.

i) Techniques, assumptions and input variables used to measure impairment

i-1) Determining significant increases in credit risk since initial recognition

At each reporting date, the Group assesses whether the credit risk on a financial instrument has increased significantly since initial recognition. When making the assessment, the Group uses the change in the risk of a default occurring over the expected life of the financial instrument instead of the change in the amount of expected credit losses. To make that assessment, the Group compares the risk of a default occurring on the financial instrument as at the reporting date with the risk of a default occurring on the financial instrument as at the date of initial recognition and consider reasonable and supportable information, that is available without undue cost or effort, that is indicative of significant increases in credit risk since initial recognition.

i-1-1) Measuring the risk of default

The Group assigns an internal credit risk rating to each individual exposure based on observable data and historical experiences that have been found to have a reasonable correlation with the risk of default. The internal credit risk rating is determined by considering both qualitative and quantitative factors that indicate the risk of default, which may vary depending on the nature of the exposure and the type of borrower.

i-1-2) Measuring term structure of probability of default

The Group accumulates information after analyzing the information regarding exposure to credit risk and default information by the type of product and borrower and results of internal credit risk assessment. For some portfolios, the Group uses information obtained from external credit rating agencies when performing these analyses.

The Group applies statistical techniques to estimate the probability of default for the remaining life of the exposure from the accumulated data and to estimate changes in the estimated probability of default over time.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2019

(Unaudited)

4.  Financial risk management (continued)

i-1-3) Significant increases in credit risk

The Group uses the indicators defined as per portfolio to determine the significant increase in credit risk and such indicators generally consist of changes in the risk of default estimated from changes in the internal credit risk rating, qualitative factors, days of delinquency, and others. The method used to determine whether credit risk of financial instruments has significantly increased after the initial recognitions is summarized as follows:

Corporate exposures	Retail exposures	Card exposures

Significant change in credit ratings	Significant change in credit ratings	Significant change in credit ratings
Continued past due more than 30 days	Continued past due more than 30 days	Continued past due more than 7 days(personal card)
Loan classification of and below precautionary	Loan classification of and below precautionary	Loan classification of and below precautionary
Borrower with early warning signals	Borrower with early warning signals	Specific pool segment
Negative net assets	Specific pool segment
Adverse audit opinion or disclaimer of opinion	Loans relating to constructor whose collective loans are insolvent
Interest coverage ratios of below 1 for consecutive three years
Negative cash flows from operating activities for consecutive two years

The Group considers the credit risk of financial instrument has been significantly increased since initial recognition if a specific exposure is past due more than 30 days (however, for a specific portfolio if it is past due more than 7 days). The Group counts the number of days past due from the earliest date on which the Group has not fully received the contractual payments from the borrower and does not consider the grace period granted to the borrower.

The Group regularly reviews the criteria for determining if there have been significant increases in credit risk from the following perspective.

- A significant increase in credit risk shall be identified prior to the occurrence of default.

- The criteria established to judge the significant increase in credit risk shall have a more predictive power than the criteria for days of delinquency.

- As a result of applying the judgment criteria, financial instruments shall not be to move too frequently between the 12-months expected credit losses measurement and the lifetime expected credit losses measurement.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2019

(Unaudited)

4.  Financial risk management (continued)

i-2) Modified financial assets

If the contractual cash flows on a financial asset have been renegotiated or modified and the financial asset was not derecognised, the Group assesses whether there has been a significant increase in the credit risk of the financial instrument by comparing the risk of a default occurring at initial recognition based on the original, unmodified contractual terms and the risk of a default occurring at the reporting date based on the modified contractual terms.

The Group may adjust the contractual cash flows of loans to customers who are in financial difficulties in order to manage the risk of default and enhance the collectability (hereinafter referred to as ‘debt restructuring’). These adjustments generally involve extension of maturity, changes in interest payment schedule, and changes in other contractual terms.

Debt restructuring is a qualitative indicator of a significant increase in credit risk and the Group recognizes lifetime expected credit losses for the exposure expected to be the subject of such adjustments. If a borrower faithfully makes payments of contractual cash flows that were modified in accordance with the debt restructuring or if the borrower's internal credit rating has recovered to the level prior to the recognition of the lifetime expected credit losses, the Group recognizes the 12-months expected credit losses for that exposure again.

i-3) Risk of default

The Group considers a financial asset to be in default if it meets one or more of the following conditions:

- If a borrower is overdue 90 days or more from the contractual payment date,

- If the Group judges that it is not possible to recover principal and interest without enforcing the collateral on a financial asset

The Group uses the following indicators when determining whether a borrower is in default:

- Qualitative factors (e.g. breach of contract terms),

- Quantitative factors (e.g. if the same borrower does not perform more than one payment obligations to the Group, the number of days past due per payment obligation. However, in the case of a specific portfolio, the Group uses the number of days past due for each financial instrument)

- Internal data and external data

The definition of default applied by the Group generally conforms to the definition of default defined for regulatory capital management purposes; however, depending on the situations, the information used to determine whether a default has incurred and the extent thereof may vary.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2019

(Unaudited)

4.  Financial risk management (continued)

i-4) Reflection of forward-looking information

The Group reflects forward-looking information presented by internal experts based on a variety of information when measuring expected credit losses.  For the purpose of estimating these forward-looking information, the Group utilizes the economic outlook published by domestic and overseas research institutes or government and public agencies.

The Group reflects future macroeconomic conditions anticipated from a neutral standpoint that is free from bias in measuring expected credit losses.  Expected credit losses in this respect reflect conditions that are most likely to occur and are based on the same assumptions that the Group used in its business plan and management strategy.

The Group identified the key macroeconomic variables needed to forecast credit risk and credit losses for each portfolio as follows by analyzing past experience data and drew correlations across credit risk for each variable.

Key macroeconomic variables	Correlation with credit risk

Economic growth	Negative
Consumer price index	Positive
Benchmark rate	Positive
3-year Korea Treasury Bond	Positive
3-year Corporate Bond	Positive
KOSPI	Negative

The predicted correlations between the macroeconomic variables and the risk of default, used by the Group, were derived based on data from the past nine years.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2019

(Unaudited)

4.  Financial risk management (continued)

i-5) Measurement of expected credit losses

Key variables used in measuring expected credit losses are as follows:

- Probability of default (“PD”)

- Loss given default (“LGD”)

- Exposure at default (“EAD”)

These variables have been estimated from historical experience data by using the statistical techniques developed internally by the Group and have been adjusted to reflect forward-looking information.

Estimates of PD over a specified period are estimated by reflecting characteristics of counterparties and their exposure, based on a statistical model at a specific point of time.  The Group uses its own information to develop a statistical credit assessment model used for the estimation, and additional information observed in the market is considered for some portfolios such as a group of large corporates. When a counterparty or exposure is concentrated in specific grades, the method of measuring PD for that grades would be adjusted, and the PD by grade is estimated by considering contract expiration of the exposure.

LGD refers to the expected loss if a borrower defaults. The Group calculates LGD based on the experience recovery rate measured from past default exposures.  The model for measuring LGD is developed to reflect type of collateral, seniority of collateral, type of borrower, and cost of recovery. In particular, LGD for retail loan products uses loan to value (“LTV”) as a key variable. The recovery rate reflected in the LGD calculation is based on the present value of recovery amount, discounted at the effective interest rate.

EAD refers to the expected exposure at the time of default.  The Group derives EAD reflecting a rate at which the current exposure is expected to be used additionally up to the point of default within the contractual limit.  EAD of financial assets is equal to the total carrying amount of the asset, and EAD of loan commitments or financial guarantee contracts is calculated as the sum of the amount expected to be used in the future.

When measuring expected credit losses on financial assets, the Group reflects a period of expected credit loss measurement based on a contractual maturity.  The Group takes into consideration of the extension rights held by a borrower when deciding the contractual maturity.

Risk factors of PD, LGD and EAD are collectively estimated according to the following criteria:

- Type of products

- Internal credit risk rating

- Type of collateral

- Loan to value (“LTV”)

- Industry that the borrower belongs to

- Location of the borrower or collateral

- Days of delinquency

The criteria classifying groups is periodically reviewed to maintain homogeneity of the group and adjusted if necessary.  The Group uses external benchmark information to supplement internal information for a particular portfolio that did not have sufficient internal data accumulated from the past experience.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2019

(Unaudited)

(In millions of won)

4.  Financial risk management (continued)

i-6) Write-off of financial assets

The Group writes off a portion of or entire loan or debt security that is not expected to receive its principal and interest.  In general, the Group conducts write-off when it is deemed that the borrower has no sufficient resources or income to repay the principal and interest.  Such determination on write-off is carried out in accordance with the internal rules of the Group and is carried out with the approval of an external institution, if necessary.  Apart from write-off, the Group may continue to exercise its right of collection under its own recovery policy even after the write-off of financial assets.

ii) Maximum exposure to credit risk

Exposure to credit risk is the exposure related to due from banks, loans, investments in debt securities, derivative transactions, off-balance sheet accounts such as loan commitment. The exposures of due from banks and loans were classified into government, bank, corporation or, retail based on the exposure classification criteria of BASEL III credit risk weights.

The Group’s maximum exposure to credit risk without taking into account of any collateral held or other credit enhancements as of September 30, 2019 and December 31, 2018 are as follows:

		2019	2018
Due from banks and loans at amortized cost (*1)(*2):
Banks	~~W~~	16,163,201	17,935,816
Retail		148,221,548	136,499,558
Government		12,229,252	6,517,215
Corporations		140,046,717	131,795,992
Card receivable		22,420,361	21,592,287
		339,081,079	314,340,868

Due from banks and loans at fair value through profit or loss(*2):
Banks		1,003,657	890,660
Corporations		1,287,391	1,189,190
		2,291,048	2,079,850

Financial asset at fair value through profit or loss(*3)		46,423,558	40,289,846
Securities at fair value through other comprehensive income		55,490,542	37,677,646
Securities at amortized cost		45,519,414	28,478,136
Derivative assets		3,571,770	1,793,613
Other financial assets(*1)(*4)		27,501,704	16,837,141
Financial guarantee contracts		4,544,292	4,413,874
Loan commitments and other credit liabilities		176,433,646	165,399,937
	~~W~~	700,857,053	611,310,911

(*1) The maximum exposure amounts for due from banks, loans and other financial assets at amortized cost are recorded as net of allowances.

(*2) Classified as similar credit risk group when calculating the BIS ratio under new Basel Capital Accord(Basel III).

(*3) Financial asset at fair value through profit or loss comprise securities at fair value through profit of loss, gold deposits.

(*4) Other financial assets mainly comprise brokerage, securities and spot transaction related receivables, accrued interest receivables, secured key money deposits and domestic exchange settlement debit settled in a day.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2019

(Unaudited)

(In millions of won)

4.  Financial risk management (continued)

iii) Impairment information by credit risk of financial assets

-  Credit loss allowances of financial assets as of September 30, 2019 and December 31, 2018 are as follows:

		2019
		12-month expected loss		Life time expected loss			Total	Allowances	Net	Mitigation of credit risk due to collateral
		Grade 1(*1)	Grade 2(*1)	Grade 1(*1)	Grade 2(*1)	Impaired
Due from banks and loans at amortized cost:
Banks	~~W~~	14,886,075	1,187,020	82,715	27,905	-	16,183,715	(20,514)	16,163,201	31,555
Retail		132,059,135	7,151,466	5,626,634	3,414,139	513,890	148,765,264	(543,716)	148,221,548	87,603,947
Government		12,098,595	67,308	69,142	-	-	12,235,045	(5,793)	12,229,252	17,050
Corporations		83,935,827	31,105,931	10,574,265	14,850,663	968,273	141,434,959	(1,388,242)	140,046,717	76,867,991
Card receivable		16,578,675	2,182,792	1,869,155	2,192,504	478,291	23,301,417	(881,056)	22,420,361	8,627
		259,558,307	41,694,517	18,221,911	20,485,211	1,960,454	341,920,400	(2,839,321)	339,081,079	164,529,170
Securities at fair value through other comprehensive income(*2)		45,807,289	9,421,301	-	261,952	-	55,490,542	-	55,490,542	-
Securities at amortized cost		43,992,890	1,515,100	24,043	-	-	45,532,033	(12,619)	45,519,414	-
	~~W~~	349,358,486	52,630,918	18,245,954	20,747,163	1,960,454	442,942,975	(2,851,940)	440,091,035	164,529,170

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2019

(Unaudited)

(In millions of won)

4.  Financial risk management (continued)

-  Credit loss allowances of financial assets as of September 30, 2019 and December 31, 2018 are as follows (continued):

		2018
		12-month expected loss		Life time expected loss			Total	Allowances	Net	Mitigation of credit risk due to collateral
		Grade 1(*1)	Grade 2(*1)	Grade 1(*1)	Grade 2(*1)	Impaired
Due from banks and loans at amortized cost:
Banks	~~W~~	16,873,064	980,673	94,866	11,493	-	17,960,096	(24,280)	17,935,816	55,008
Retail		122,318,451	6,122,202	4,991,709	3,103,779	402,975	136,939,116	(439,558)	136,499,558	81,216,489
Government		6,474,219	2,399	45,871	-	-	6,522,489	(5,274)	6,517,215	17,050
Corporations		82,476,923	28,445,914	9,800,260	11,659,375	882,394	133,264,866	(1,468,874)	131,795,992	74,069,579
Card receivable		16,129,536	2,022,525	1,791,147	2,039,390	411,595	22,394,193	(801,906)	21,592,287	7,599
		244,272,193	37,573,713	16,723,853	16,814,037	1,696,964	317,080,760	(2,739,892)	314,340,868	155,365,725
Securities at fair value through other comprehensive income(*2)		30,705,879	6,865,937	-	105,830	-	37,677,646	-	37,677,646	-
Securities at amortized cost		27,661,749	803,174	22,474	-	-	28,487,397	(9,261)	28,478,136	-
	~~W~~	302,639,821	45,242,824	16,746,327	16,919,867	1,696,964	383,245,803	(2,749,153)	380,496,650	155,365,725

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2019

(Unaudited)

4.  Financial risk management (continued)

iii) Impairment information by credit risk of financial assets (continued)

(*1) Credit quality of due from banks and loans was classified based on the internal credit rating as follows:

Type of Borrower	Grade 1	Grade 2
Governments and public institutions	OECD sovereign credit rating of 6 or above (as applied to the nationality of the banks and governments)	OECD sovereign credit rating of below 6 (as applied to the nationality of the banks and governments)
Retail	Pool of retail loans with probability of default of less than 2.25%	Pool of retail loans with probability of default of 2.25% or more
Corporations	Internal credit rating of BBB+ or above	Internal credit rating of below BBB+ (Probability of default for loans with internal credit rating of BBB is 2.25%)
Credit cards	For individual card holders, score of 7 or higher in Shinhan Card’s internal behavior scoring system For corporate cardholders, same as corporate loans	For individual card holders, score of below 7 in Shinhan Card’s internal behavior scoring system For corporate cardholders, same as corporate loans

(*2) Allowance for credit loss for securities at fair value through other comprehensive income amounted to ~~W~~36,371 million as of September 30, 2019. (~~W~~26,084 million as of December 31, 2018)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2019

(Unaudited)

(In millions of won)

4.  Financial risk management (continued)

iv) Credit risk exposures per credit grade of off-balance items

-  Credit risk exposures per credit grade of off-balance items as of September 30, 2019 and December 31, 2018 are as follows:

		2019
		Grade 1(*1)	Grade 2(*1)	Impaired	Total
Financial guarantee:
12-month expected credit loss	~~W~~	2,628,722	1,461,353	-	4,090,075
Life time expected credit loss		238,853	214,283	-	453,136
Impaired		-	-	1,081	1,081
		2,867,575	1,675,636	1,081	4,544,292
Loan commitment and other credit line
12-month expected credit loss		145,421,231	20,930,035	-	166,351,266
Life time expected credit loss		7,496,415	2,566,199	-	10,062,614
Impaired		-	-	19,766	19,766
		152,917,646	23,496,234	19,766	176,433,646
	~~W~~	155,785,221	25,171,870	20,847	180,977,938

		2018
		Grade 1(*1)	Grade 2(*1)	Impaired	Total
Financial guarantee:
12-month expected credit loss	~~W~~	2,137,695	1,975,877	-	4,113,572
Life time expected credit loss		146,236	152,277	-	298,513
Impaired		-	-	1,789	1,789
		2,283,931	2,128,154	1,789	4,413,874
Loan commitment and other credit line
12-month expected credit loss		137,920,323	19,044,745	-	156,965,068
Life time expected credit loss		6,636,365	1,787,965	-	8,424,330
Impaired		-	-	10,539	10,539
		144,556,688	20,832,710	10,539	165,399,937
	~~W~~	146,840,619	22,960,864	12,328	169,813,811

(*1) Grade 1: BBB+ or above per internal credit rating

Grade 2: BBB+ less internal credit rating

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2019

(Unaudited)

(In millions of won)

4.  Financial risk management (continued)

v) Concentration by industry sector

An analysis of concentration by industry sector of financial instrument, net of allowance, as of September 30, 2019 and December 31, 2018 are as follows:

		2019
		Finance and insurance	Manufacturing	Retail and wholesale	Real estate and business	Construction service	Lodging and Restaurant	Other	Retail customers	Total
Due from banks and loans at amortized cost:
Banks	~~W~~	15,725,923	-	-	-	-	-	437,278	-	16,163,201
Retail		-	-	-	-	-	-	-	148,221,548	148,221,548
Government		12,097,003	-	114	2,295	-	-	129,840	-	12,229,252
Corporations		9,199,265	44,596,925	17,342,882	29,733,137	3,549,550	5,985,970	29,638,988	-	140,046,717
Card receivable		42,624	197,968	162,915	41,681	38,996	21,693	21,773,744	140,740	22,420,361
		37,064,815	44,794,893	17,505,911	29,777,113	3,588,546	6,007,663	51,979,850	148,362,288	339,081,079
Due from banks and loans at FVTPL:
Banks		993,664	-	-	-	-	-	9,993	-	1,003,657
Corporations		287,730	621,524	129,097	-	4,647	900	243,493	-	1,287,391
		1,281,394	621,524	129,097	-	4,647	900	253,486	-	2,291,048
Securities at fair value through profit or loss		28,573,885	992,593	900,271	323,639	213,959	92,434	15,326,777	-	46,423,558
Securities at fair value through other comprehensive income		26,959,524	3,214,164	686,353	759,914	1,014,177	-	22,856,410	-	55,490,542
Securities at amortized cost		10,526,069	51,635	-	915,916	1,097,269	-	32,928,525	-	45,519,414
	~~W~~	104,405,687	49,674,809	19,221,632	31,776,582	5,918,598	6,100,997	123,345,048	148,362,288	488,805,641

(*) The composition details by industry are net book value less allowances.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2019

(Unaudited)

(In millions of won)

4.  Financial risk management (continued)

v) Concentration by industry sector (continued)

An analysis of concentration by industry sector of financial instrument, net of allowance, as of September 30, 2019 and December 31, 2018 are as follows:

		2018
		Finance and insurance	Manufacturing	Retail and wholesale	Real estate and business	Construction service	Lodging and Restaurant	Other	Retail customers	Total
Due from banks and loans at amortized cost:
Banks	~~W~~	17,579,099	2,219	-	300	-	-	354,198	-	17,935,816
Retail		-	-	-	-	-	-	-	136,499,558	136,499,558
Government		6,385,776	-	-	2,795	-	-	128,644	-	6,517,215
Corporations		8,456,599	43,957,565	17,420,532	27,009,286	3,272,406	5,610,146	26,066,753	2,705	131,795,992
Card receivable		36,343	210,324	169,070	43,236	42,209	23,506	20,968,820	98,779	21,592,287
		32,457,817	44,170,108	17,589,602	27,055,617	3,314,615	5,633,652	47,518,415	136,601,042	314,340,868
Due from banks and loans at FVTPL
Banks		870,656	-	-	20,004	-	-	-	-	890,660
Corporations		554,832	213,715	209,631	2,593	1,621	900	205,898	-	1,189,190
		1,425,488	213,715	209,631	22,597	1,621	900	205,898	-	2,079,850
Securities at fair value through profit or loss		25,067,491	1,646,132	1,185,571	342,124	208,455	60,829	11,779,244	-	40,289,846
Securities at fair value through other comprehensive income		22,436,768	1,695,624	302,789	480,979	480,585	-	12,280,901	-	37,677,646
Securities at amortized cost		6,634,975	99,437	-	775,580	595,334	-	20,372,810	-	28,478,136
	~~W~~	88,022,539	47,825,016	19,287,593	28,676,897	4,600,610	5,695,381	92,157,268	136,601,042	422,866,346

(*) The composition details by industry are net book value less allowances.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2019

(Unaudited)

(In millions of won)

4.  Financial risk management (continued)

(c) Market risk

i) trading position interest rate risk management

i-1) Concept of Market risk

Market risk is defined as the risk of loss of trading account position of financial institutions due to fluctuations in market price, such as interest rates, exchange rates and stock prices, etc. and is divided into general market risks and individual risks. A general market risk refers to a loss from price variability caused by events affecting the market as a whole, such as interest rates, exchange rates and stock prices; and an individual risk refers to a loss from price variability related to individual events of securities issuer, such as bonds and stocks.

i-2) Market risk Management Method

The basic principle of market risk management in the trading sector is to maintain the maximum possible loss due to market risks within a certain level. To that end, the Group sets and operates the VaR limit, investment limit, position limit, sensitivity limit, and loss limit from portfolio to individual desks. These limits are managed daily by the Risk Management Department independent of Operation Department. Trading position refers to securities, foreign exchange position and derivative financial instruments held for the purpose of short-term trading profit. VaR is the representative method for measuring market risk and is a statistical measure of maximum potential loss that can be caused by changes in market conditions. VaR calculates the market risk amount of the standard method by using TRMS, and Shinhan Bank and Shinhan Investment Corp. use own internal model of market risk calculation system.

The Group conducts stress test to supplement risk measurements by statistical method and to manage losses that may arise from rapid changes in the economic environment.

Shinhan Bank measures the market risk of linear products, such as stocks and bonds, as well as non-linear products, such as options by applying historical simulation method of 99.9% confidence level-based VaR. Trading position data is automatically interfaced into measurement system, and the system conducts VaR measurement and manages the limit. In addition, the Bank sets loss limit, sensitivity limit, investment limit, stress limit, etc. for Trading Department and desks, and monitors daily.

Shinhan Investment measures daily market risk by applying historical simulation VaR method of 99.9% confidence level-based VaR. Historical simulation VaR method does not require assumption on a particular distribution since the method derives scenarios directly from historical market data, and measures non-linear products, such as options, in details. In addition to the VaR limit, the Shinhan Investment sets and manages issuance and transaction limit, stop-loss limit for each department.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2019

(Unaudited)

(In millions of won)

4.  Financial risk management (continued)

(c) Market risk (continued)

ii) Non-trading position interest rate risk management

ii-1) Concept

Interest rate risk refers to the possibility of a loss in net interest income or decrease in net asset value when interest rates fluctuate against the Group’s financial position. Through the interest rate risk management, the interest rate risk fluctuation related to the net interest income and net asset value of the Group are predicted early, and the changes in income that will occur as a result of the rate changes are managed within a tolerable range.

ii-2) Market risk Management Method

Each subsidiary of Shinhan Finance Group manages interest rate risk by separating the Risk Management Organization and Fund Management Department, and has internal regulations on interest rate risk management strategy, process, organization, measurement and core assumptions.

A representative management indicator of interest rate risk is EaR in a profit perspective, and a VaR in an economic value perspective. Interest rate EaR refers to an estimated amount of maximum decrease in net interest income, and interest rate VaR refers to an estimated amount of maximum decrease in net asset value for the next year due to unfavorable changes in interest rate.

Although the sophistication of each subsidiary’s interest rate risk management system is different, the interest rate VaR and EaR are measured using the internal method or BIS standard framework, and the interest rate risk limits are set and monitored based on the interest rate VaR. In addition, the each subsidiary conducts risk analysis monthly on market rate fluctuations and reports to the management and the Group.

In particular, Shinhan Bank measures and manages interest rate risks by using various analysis methods, such as interest rate gap, duration gap, NPV and NII simulation through ALM system. Shinhan Bank sets limit on interest rate VaR, EaR, and interest rate gap ratio by period and monitors monthly.

Because the impact of each subsidiary on the increase or decrease in interest rate is different by portfolio, the Group prepares proactive response by monitoring the financial market and put efforts to hedge or mitigate interest rate risks.

iii) Foreign exchange risk

Exposure to foreign exchange risk can be defined as the difference (net position) between assets and liabilities presented in foreign currency, including derivative financial instruments linked to foreign exchange rate.  Foreign exchange risk is a factor that causes market risk of the trading position and is managed by the Group under the market risk management system.

The management of Shinhan Bank’s foreign exchange position is centralized at the FX & Derivatives Department.  Dealers in the FX & Derivatives Department manage Shinhan Bank’s overall position within the set limits through spot trading, forward contracts, currency options, futures and swaps and foreign exchange swaps.  Shinhan Bank sets a limit for net open positions by currency and the limits for currencies other than the U.S. dollars, Japanese yen, Euros and Chinese yuan are set in order to minimize exposures from the other foreign exchange trading.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2019

(Unaudited)

(In millions of won)

4.  Financial risk management (continued)

(d) Liquidity risk

Liquidity risk is the risk that the Group will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset.

Each subsidiary seeks to minimize liquidity risk through early detection of risk factors related to the sourcing and managing of funding that may cause volatility in liquidity and by ensuring that it maintains an appropriate level of liquidity through systematic management.  At the group level, the Group manages liquidity risk by conducting monthly stress tests that compare liquidity requirements under normal situations against those under three types of stress situations, namely, the group-specific internal crisis, crisis in the external market and a combination of internal and external crisis.

To manage liquidity risk preemptively and collectively, various liquidity risk indicators such as limit management indicators, early warning indicators and monitoring indicators were measured and managed.

Contractual maturities for financial instruments including cash flows of principal and interest and off balance as of September 30, 2019 and December 31, 2018 are as follows:

		2019
		Less than 1 month	1~3 months	3~6 months	6 months ~ 1 year	1~5 years	More than 5 years	Total
Non-derivative financial instruments:
Liabilities:
Deposits(*2)	~~W~~	146,883,193	35,784,621	34,973,180	53,688,564	14,248,829	2,682,174	288,260,561
Financial liabilities at FVTPL		1,616,879	566	1,356	21,828	8,002	-	1,648,631
Borrowings		16,204,901	2,995,978	3,193,195	3,770,111	4,601,293	2,961,456	33,726,934
Debt securities issued		5,332,963	4,034,211	4,841,493	10,727,410	45,255,161	7,023,276	77,214,514
Financial liabilities designated at FVTPL		330,373	757,579	232,623	908,116	5,340,131	1,258,485	8,827,307
Other financial liabilities		31,461,032	55,731	90,101	420,224	446,340	4,527,453	37,000,881
	~~W~~	201,829,341	43,628,686	43,331,948	69,536,253	69,899,756	18,452,844	446,678,828
Off balance(*3):
Finance guarantee contracts	~~W~~	4,544,292	-	-	-	-	-	4,544,292
Loan commitments and other		177,205,199	-	-	-	-	-	177,205,199
	~~W~~	181,749,491	-	-	-	-	-	181,749,491

Derivatives:
Total and net amount	~~W~~	45,454	(5,484)	(17,688)	(51,763)	110,255	24,654	105,428

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2019

(Unaudited)

(In millions of won)

4.  Financial risk management (continued)

Contractual maturities for financial instruments including cash flows of principal and interest and off balance as of September 30, 2019 and December 31, 2018 are as follows (continued) :

		2018
		Less than 1 month	1~3 months	3~6 months	6 months ~ 1 year	1~5 years	More than 5 years	Total
Non-derivative financial instruments:
Liabilities:
Deposits(*2)	~~W~~	123,166,403	24,736,962	34,096,334	56,060,670	28,316,319	2,880,197	269,256,885
Financial liabilities at FVTPL		1,402,726	193	53	10,403	10,124	-	1,423,499
Borrowings		13,542,317	2,879,693	2,207,560	2,965,132	5,854,335	2,553,162	30,002,199
Debt securities issued		3,779,407	5,433,266	5,633,286	10,468,221	36,694,200	5,291,240	67,299,620
Financial liabilities designated at FVTPL		332,249	303,996	171,927	1,061,443	5,552,824	1,113,361	8,535,800
Other financial liabilities		19,423,802	22,744	110,883	146,256	432,277	71,318	20,207,280
	~~W~~	161,646,904	33,376,854	42,220,043	70,712,125	76,860,079	11,909,278	396,725,283
Off balance(*3):
Finance guarantee contracts	~~W~~	4,413,874	-	-	-	-	-	4,413,874
Loan commitments and other		166,498,542	-	-	-	-	-	166,498,542
	~~W~~	170,912,416	-	-	-	-	-	170,912,416

Derivatives:
Total and net amount	~~W~~	(451,926)	(5,741)	(26,570)	(6,552)	(37,532)	(10,656)	(538,977)

(*1) These amounts include cash flows of principal and interest on financial assets and financial liabilities.

(*2) Demand deposits amounting to ~~W~~111,248,912 million and ~~W~~106,160,833 million as of September 30, 2019 and December 31, 2018 are included in the ‘Less than 1 month’ category, respectively.

(*3) Financial guarantees such as financial guarantee contracts and loan commitments and others provided by the Group are classified based on the earliest date at which the Group should fulfill the obligation under the guarantee when the counterparty requests payment.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2019

(Unaudited)

(In millions of won)

4.  Financial risk management (continued)

(e) Capital risk management

The Group as prescribed in the Financial Holding Company Act, is required to maintain a minimum consolidated equity capital ratio of 8.0%.

“Consolidated equity capital ratio” is defined as the ratio of equity capital as a percentage of risk-weighted assets on a consolidated basis, determined in accordance with the Financial Services Commission requirements that have been formulated based on Bank of International Settlement standards. “Equity capital”, as applicable to bank holding companies, is defined as the sum of Common Equity Tier 1 capital (including common stock, share premium resulting from the issue of instruments classified as common equity Tier 1, retained earnings, etc.), Additional Tier 1 capital (with the minimum set of criteria for an instrument issued by the Group to meet, i.e. ‘perpetual’) and Tier 2 capital (to provide loss absorption on a gone-concern basis) less any deductible items (including goodwill, income tax assets, etc.), each as defined under the Regulation on the Supervision of Financial Holding Companies.  “Risk-weighted assets” is defined as the sum of credit risk-weighted assets and market risk-weighted assets.

As of September 30, 2019 the Group maintains the capital adequacy ratios required by the BIS.

(f) Measurement of fair value

The fair values of financial instruments being traded in an active market are determined by the published market prices of each period end.  The published market prices of financial instruments being held by the Group are based on the trading agencies’ notifications.  If the market for a financial instrument is not active, such as OTC (Over The Counter market) derivatives, fair value is determined either by using a valuation technique or independent third-party valuation service.

The Group uses various valuation techniques and is setting rational assumptions based on the present market situations.  Such valuation techniques may include using recent arm’s length market transactions between knowledgeable, willing parties, if available, reference to the current fair value of another instrument that is substantially the same, discounted cash flow analysis and option pricing models.

The Group classifies and discloses fair value of financial instruments into the following three-level hierarchy:

•	Level 1: Financial instruments measured at quoted prices from active markets are classified as fair value level 1.
•	Level 2: Financial instruments measured using valuation techniques where all significant inputs are observable market data are classified as level 2.
•	Level 3: Financial instruments measured using valuation techniques where one or more significant inputs are not based on observable market data are classified as level 3.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2019

(Unaudited)

(In millions of won)

4.  Financial risk management (continued)

i) Financial instruments measured at fair value

- The fair value hierarchy of financial assets presented at their fair values in the consolidated statements of financial position as of September 30, 2019 and December 31, 2018 are as follows:

		2019
		Level 1	Level 2	Level 3	Total

Dues from banks measured at FVTPL	~~W~~	-	70,922	922,742	993,664
Loan receivables at FVTPL		-	744,520	552,864	1,297,384
Securities at FVTPL:
Debt securities and other securities		7,349,071	31,093,628	7,858,094	46,300,793
Equity securities		605,369	205,964	423,308	1,234,641
Gold deposits		122,765	-	-	122,765
Derivatives assets:
Trading		26,948	3,021,804	169,837	3,218,589
Hedging		-	347,529	5,652	353,181
Securities measured at FVOCI:
Debt securities		14,619,723	40,833,992	36,827	55,490,542
Equity securities		170,821	-	640,598	811,419
	~~W~~	22,894,697	76,318,359	10,609,922	109,822,978
Financial liabilities at FVTPL:
Securities sold	~~W~~	1,146,151	-	-	1,146,151
Gold deposits		498,718	-	-	498,718
Financial liabilities designated at FVTPL:
Derivatives-combined securities		-	2,059,293	6,768,013	8,827,306
Derivative liabilities
Trading		72,251	2,830,118	145,170	3,047,539
Hedging		-	193,506	173,549	367,055
	~~W~~	1,717,120	5,082,917	7,086,732	13,886,769

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2019

(Unaudited)

(In millions of won)

4.  Financial risk management (continued)

i) Financial instruments measured at fair value (continued)

- The fair value hierarchy of financial assets presented at their fair values in the consolidated statements of financial position as of September 30, 2019 and December 31, 2018 are as follows (continued) :

		2018
		Level 1	Level 2	Level 3	Total

Dues from banks measured at FVTPL	~~W~~	-	57,236	813,420	870,656
Loan receivables at FVTPL		-	891,636	317,558	1,209,194
Securities at FVTPL:
Debt securities and other securities		5,084,767	29,552,429	5,497,769	40,134,965
Equity securities		528,113	143,139	493,818	1,165,070
Gold deposits		154,881	-	-	154,881
Derivatives assets:
Trading		62,275	1,548,769	116,277	1,727,321
Hedging		-	61,706	4,586	66,292
Securities measured at FVOCI:
Debt securities		10,532,244	27,095,555	49,846	37,677,645
Equity securities		135,866	-	500,659	636,525
	~~W~~	16,498,146	59,350,470	7,793,933	83,642,549
Financial liabilities at FVTPL:
Securities sold	~~W~~	961,372	-	-	961,372
Gold deposits		458,934	-	-	458,934
Financial liabilities designated at FVTPL:
Derivatives-combined securities		-	1,702,063	6,833,737	8,535,800
Derivative liabilities
Trading		116,160	1,444,545	285,965	1,846,670
Hedging		-	232,102	361,120	593,222
	~~W~~	1,536,466	3,378,710	7,480,822	12,395,998

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2019

(Unaudited)

(In millions of won)

4.  Financial risk management (continued)

- Changes in carrying values of financial instruments classified as Level 3 for the nine-month period ended September 30, 2019 and the year ended December 31, 2018 are as follows:

	2019
		Financial asset at fair value through profit or loss	Securities at fair value through other comprehensive profit or loss	Financial asset designated at fair value through profit or loss	Derivative assets and liabilities, net
Beginning balance	~~W~~	7,122,565	550,505	(6,833,737)	(526,223)
Recognized in total comprehensive income for the period:
Recognized in profit (loss) for the period (*1)		203,083	2,766	(678,781)	513,673
Recognized in other comprehensive income for the period		125,213	44,260	-	-
		328,296	47,026	(678,781)	513,673
Purchase		2,869,532	101,972	-	1,913
Issue		-	-	(6,168,188)	-
Settlement		(1,503,356)	(17,042)	6,912,693	(132,851)
Replace with another account		-	(5,036)	-	-
Transfer in(*2)		233,766	-	-	292
Transfer out(*2)		(1,686)	-	-	(34)
Business combination (Note 31)		707,891	-	-	-
Ending balance	~~W~~	9,757,008	677,425	(6,768,013)	(143,230)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2019

(Unaudited)

(In millions of won)

4.  Financial risk management (continued)

- Changes in carrying values of financial instruments classified as Level 3 for the nine-month period ended September 30, 2019 and the year ended December 31, 2018 are as follows (continued):

		2018
		Financial asset at fair value through profit or loss	Financial asset designated at fair value through profit or loss	Securities at fair value through other comprehensive profit or loss	Financial liabilities designated at fair value through profit or loss	Derivative assets and liabilities, net
Beginning balance	~~W~~	5,831,369	152,091	621,207	(7,273,754)	(250,662)
Recognized in total comprehensive income for the year:
Recognized in profit (loss) for the year(*1)		359,160	3,390	4,692	10,090	(128,816)
Recognized in other comprehensive income for the year		-	-	29,388	235	-
		359,160	3,390	34,080	10,325	(128,816)
Purchase		2,143,853	-	2,510	-	2,236
Issue		-	-	-	(7,127,670)	-
Settlement		(1,212,202)	(155,481)	(107,292)	7,557,362	(148,987)
Transfer in(*2)		1,370	-	-	-	6
Transfer out(*2)		(985)	-	-	-	-
Ending balance	~~W~~	7,122,565	-	550,505	(6,833,737)	(526,223)

(*1) Recognized profit or loss of the changes in carrying value of financial instruments classified as Level 3 for the nine-month period ended September 30, 2019 is included in the accounts of the statements of comprehensive income, of which the amounts and the related accounts are as follows:

		2019
		Amounts recognized in profit or loss	Recognized profit or loss from the financial instruments held as of September 30
Net gain on financial assets at fair value through profit or loss	~~W~~	580,794	129,425
Net loss on financial instruments designated at fair value through profit or loss		(678,781)	(40,627)
Net gain on securities at fair value through other comprehensive income		2,766	2,496
Other operating income		135,962	135,968
	~~W~~	40,741	227,262

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2019

(Unaudited)

(In millions of won)

4.  Financial risk management (continued)

- Changes in carrying values of financial instruments classified as Level 3 for the nine-month period ended September 30, 2019 and the year ended December 31, 2018 are as follows (continued):

(*1) Recognized profit or loss of the changes in carrying value of financial instruments classified as Level 3 for the nine-month period ended September 30, 2018 is included in the accounts of the statements of comprehensive income, of which the amounts and the related accounts are as follows:

		2018
		Amounts recognized in profit or loss	Recognized profit or loss from the financial instruments held as of September 30
Net gain (loss) on financial assets at fair value through profit or loss	~~W~~	120,735	(44,914)
Net gain (loss) on financial assets designated at fair value through profit or loss		(226,199)	71,041
Net gain on securities at fair value through other comprehensive income		2,574	-
Provision for credit loss allowance		45	-
Other operating loss		(36,707)	(35,579)
	~~W~~	(139,552)	(9,452)

(*2) The availability of observable market data for the financial instruments has changed, resulting in a shift between levels. The Group recognizes changes in levels at the end of the reporting period in which events or changes in circumstances that cause shifts between levels occur.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2019

(Unaudited)

(In millions of won)

4.  Financial risk management (continued)

- Valuation techniques and inputs used in measuring the fair value of financial instruments classified as level 2 as of September 30, 2019 are as follows:

Type of financial instrument	Valuation technique	Type		Carrying value	Significant inputs
Assets
Financial instrument at fair value through profit or loss	DCF(*1)	Debt securities	~~W~~	31,909,070	Discount rate, interest rate, stock price, etc.
	NAV(*2)	Equity securities		205,964	Price of underlying assets
				32,115,034
Derivative assets	Option model,	Trading		3,021,804	Discount rate, foreign exchange rate, volatility, stock price, commodity index, etc.
	DCF(*1)	Hedging		347,529
				3,369,333
Securities at fair value through other comprehensive income	DCF(*1) NAV(*2)	Debt securities		40,833,992	Discount rate, growth rate, Price of underlying assets
			~~W~~	76,318,359
Liabilities
Financial liabilities designated at fair value through profit or loss	DCF(*1)	Borrowings	~~W~~	2,059,293	Discount rate
Derivative liabilities	Option model,	Trading		2,830,118	Discount rate, foreign exchange rate, volatility, stock price, commodity index, etc.
	DCF(*1)	Hedging		193,506	Discount rate
				3,023,624
			~~W~~	5,082,917

(*1) DCF : Discounted Cash Flow

(*2) NAV : Net Asset Value

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2019

(Unaudited)

(In millions of won)

4.  Financial risk management (continued)

- Valuation techniques and significant inputs, but not observable, used in measuring the fair value of financial instruments classified as level 3 as of September 30, 2019 are as follows:

Type of financial instrument	Valuation technique	Type		Carrying amount(*2)	Significant unobservable inputs	Range
Financial assets
Financial asset at fair value through profit or loss	DCF, Option model(*1)	Debt securities	~~W~~	9,333,700	The volatility of the underlying asset Discount rate	0.00~38.06% 0.20~9.34%
	DCF, NAV	Equity securities		423,308	The volatility of the underlying asset Correlations Discount rate	16.00~21.00% 29.00~50.00% 5.06~14.63%
				9,757,008
Derivative assets	Option model(*1)	Equity and foreign exchange related		79,801	The volatility of the underlying asset Correlations	0.00~34.00% -42.00~82.00%
	Option model(*1)	Interest rates related		51,179	The volatility of the underlying asset Regression coefficient Correlations	0.50~1.00% 1.30~1.57% 62.92~89.00%
	Option model(*1)	Credit and commodity related		44,509	The volatility of the underlying asset Correlations	0.00~34.00% -47.00~93.00%
				175,489
Securities at fair value through other comprehensive income	DCF	Debt securities		36,827	Discount rate Growth rate	6.83~18.12% 0.00~3.00%
	NAV	Equity securities		640,598
				677,425
			~~W~~	10,609,922

(*1) Option model that the Group uses in derivative valuation includes Black-Scholes model, Hull-White model, Monte Carlo simulation, etc.

(*2) Carrying amount is a reasonable approximation of fair value, and valuation techniques and inputs relating to items that have been disclosed at fair value are not disclosed.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2019

(Unaudited)

(In millions of won)

4.  Financial risk management (continued)

- Valuation techniques and significant inputs, but not observable, used in measuring the fair value of financial instruments classified as level 3 as of September 30, 2019 are as follows (continued):

Type of financial instrument	Valuation technique	Type		Carrying amount(*2)	Significant unobservable inputs	Range
Financial liabilities
Financial liabilities designated at fair value through profit or loss	Option model(*1)	Equity related	~~W~~	6,768,013	The volatility of the underlying asset Correlations	0.00~111.00% -47.00~93.00%
Derivative liabilities	Option model(*1)	Equity and foreign exchange related		46,966	The volatility of the underlying asset Correlations	0.00~34.00% 0.00~74.00%
	Option model(*1)	Interest rates related		189,367	The volatility of the underlying asset Regression coefficient Correlations	0.01~47.03% 1.30~2.77% 44.16~90.34%
	Option model(*1)	Credit and commodity related		82,386	The volatility of the underlying asset Correlations	0.00~111.00% 0.00~93.00%
				318,719
			~~W~~	7,086,732

(*1) Option model that the Group uses in derivative valuation includes Black-Scholes model, Hull-White model, Monte Carlo simulation, etc.

(*2) Carrying amount is a reasonable approximation of fair value, and valuation techniques and inputs relating to items that have been disclosed at fair value are not disclosed.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2019

(Unaudited)

(In millions of won)

4.  Financial risk management (continued)

- Sensitivity analysis for fair value measurements in Level 3

Although the Group believes that its estimates of fair value are appropriate, the use of different methodologies or assumptions could lead to different measurements of fair value.

For level 3 fair value measurement, changing one or more of the unobservable inputs to reflect reasonably possible alternative assumptions would have the following effects on profit or loss, or other comprehensive income as of September 30, 2019 and December 31, 2018.

		2019
		Favorable changes	Unfavorable changes
Financial assets:
Effects on profit or loss for the period(*1):
Financial asset at fair value through profit or loss	~~W~~	39,253	(25,977)
Derivative assets		31,919	(31,559)
		71,172	(57,536)
Effects on other comprehensive income:
Securities at fair value through other comprehensive income(*2)		40,317	(26,066)
	~~W~~	111,489	(83,602)
Financial liabilities:
Effects on profit or loss(*1):
Financial liabilities designated at fair value through profit or loss	~~W~~	77,273	(82,319)
Derivative liabilities		44,029	(53,365)
	~~W~~	121,302	(135,684)

		2018
		Favorable changes	Unfavorable changes
Financial assets:
Effects on profit or loss(*1):
Financial asset at fair value through profit or loss	~~W~~	45,760	(20,662)
Derivative assets		28,115	(27,201)
		73,875	(47,863)
Effects on other comprehensive income:
Securities at fair value through other comprehensive income(*2)		23,885	(17,231)
	~~W~~	97,760	(65,094)
Financial liabilities:
Effects on profit or loss for(*1):
Financial liabilities designated at fair value through profit or loss	~~W~~	112,212	(131,080)
Derivative liabilities		103,938	(88,348)
	~~W~~	216,150	(219,428)

(*1) Fair value changes are calculated by increasing or decreasing the volatility of the underlying asset

(-10~10%) or correlations (-10~10%).

(*2) Fair value changes are calculated by increasing or decreasing discount rate (-1~1%) or growth rate (0~1%).

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2019

(Unaudited)

(In millions of won)

4. Financial risk management (continued)

ii) Financial instruments measured at amortized cost

- The method of measuring the fair value of financial instruments measured at amortized cost is as follows:

Type	Measurement methods of fair value

Cash and due from banks

The carrying amount and the fair value for cash are identical and most of deposits are floating interest rate deposits or next day deposits of a short-term instrument.  For this reason, the carrying value approximates fair value.

Loans	The fair value of the loans is measured by discounting the expected cash flow at the market interest rate and credit risk.
Securities measured at amortized cost	The minimum price between the Korea Asset Pricing’s valuation, and KIS Pricing’s is used as a fair value..
Deposits and borrowings

The carrying amount and the fair value for demand deposits, cash management account deposits, call money as short-term instrument are identical. The fair value of others is measured by discounting the contractual cash flow at the market interest rate that takes into account the residual risk.

Debt securities issued

Where available, the fair value of deposits and borrowings is based on the published price quotations in an active market.  In case there is no data for an active market price, it is measured by discounting the contractual cash flow at the market interest rate that takes into account the residual risk.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2019

(Unaudited)

(In millions of won)

4.  Financial risk management (continued)

ii) Financial instruments measured at amortized cost (continued)

- The carrying value and the fair value of financial instruments measured at amortized cost as of September 30, 2019 and December 31, 2018 are as follows:

		2019
		Carrying value	Fair value
Assets:

Deposits measured at amortized cost	~~W~~	21,591,394	21,716,674

Loans measured at amortized cost
Retails		135,017,306	136,544,756
Corporations		152,336,711	152,738,485
Public and other funding loans		3,440,570	3,448,607
Loans between banks		3,841,317	3,849,404
Credit card		22,422,177	22,799,218
		317,058,081	319,380,470
Securities measured at amortized cost
Government bonds		29,707,735	33,908,667
Financial institution bonds		5,473,531	5,663,293
Debentures		10,338,148	11,238,972
		45,519,414	50,810,932
Other financial assets		27,501,704	27,498,922
	~~W~~	411,670,593	419,406,998
Deposit liabilities:
Demand deposits	~~W~~	111,248,912	111,248,912
Time deposits		152,857,184	153,125,488
Certificate of deposit		9,815,053	9,838,495
Issued bill deposit		4,463,466	4,463,284
CMA deposits		3,980,308	3,980,308
Other		1,776,640	1,785,207
		284,141,563	284,441,694
Borrowing debts:
Call-money		1,137,282	1,137,282
Bills sold		11,086	11,058
Bonds sold under repurchase agreements		8,727,842	8,727,842
Borrowings		23,712,357	23,925,666
		33,588,567	33,801,848
Debts:
Debt securities issued in won		62,144,457	62,839,440
Debt securities issued in foreign currency		10,440,422	10,560,141
		72,584,879	73,399,581
Other financial liabilities		37,014,965	36,610,716
	~~W~~	427,329,974	428,253,839

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2019

(Unaudited)

(In millions of won)

4.  Financial risk management (continued)

ii) Financial instruments measured at amortized cost (continued)

- The carrying value and the fair value of financial instruments measured at amortized cost as of September 30, 2019 and December 31, 2018 are as follows: (continued)

		2018
		Carrying value	Fair value

Deposits measured at amortized cost	~~W~~	14,471,988	14,471,920

Loans measured at amortized cost :
Retails		125,265,676	126,266,820
Corporations		146,302,462	147,420,557
Public and other funding loans		2,868,154	2,891,202
Loans between banks		3,579,169	3,580,576
Credit card		21,594,011	21,930,174
		299,609,472	302,089,329
Securities measured at amortized cost :
Government bonds		18,000,454	18,974,413
Financial institution bonds		2,171,623	2,195,425
Debentures		8,306,059	8,506,853
		28,478,136	29,676,691
Other financial assets		16,837,141	16,859,986
	~~W~~	359,396,737	363,097,926
Deposit liabilities :
Demand deposits	~~W~~	106,160,834	106,160,834
Time deposits		139,644,763	139,580,314
Certificate of deposit		9,247,088	9,298,457
Issued bill deposit		4,087,530	4,087,338
CMA deposits		4,084,709	4,084,709
Other		1,775,266	1,775,276
		265,000,190	264,986,928
Borrowings :
Call-money		1,425,162	1,425,162
Bills sold		14,536	14,506
Bonds sold under repurchase agreements		7,472,459	7,472,459
Borrowings		20,906,385	20,986,518
		29,818,542	29,898,645
Debt securities issued :
Debt securities issued in won		54,769,670	55,240,467
Debt securities issued in foreign currency		8,458,029	8,265,842
		63,227,699	63,506,309
Other financial liabilities		20,545,181	20,233,920
	~~W~~	378,591,612	378,625,802

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2019

(Unaudited)

(In millions of won)

4.  Financial risk management (continued)

- The fair value hierarchy of financial assets and liabilities which are not measured at their fair values in the consolidated statements of financial position but with their fair value disclosed as of September 30, 2019 and December 31, 2018 are as follows:

		2019
		Level 1	Level 2	Level 3	Total

Deposits measured at amortized cost	~~W~~	2,820,832	17,593,984	1,301,858	21,716,674

Loans measured at amortized cost :
Retails		-	-	136,544,756	136,544,756
Corporations		-	-	152,738,485	152,738,485
Public and other funding loans		-	-	3,448,607	3,448,607
Loans between banks		109	2,151,684	1,697,611	3,849,404
Credit card		-	-	22,799,218	22,799,218
		109	2,151,684	317,228,677	319,380,470
Securities measured at amortized cost:
Government bonds		21,976,224	11,932,443	-	33,908,667
Financial institution bonds		2,855,550	2,807,743	-	5,663,293
Debentures		-	11,149,936	89,036	11,238,972
		24,831,774	25,890,122	89,036	50,810,932
Other financial assets		1,450,983	19,430,742	6,617,197	27,498,922
	~~W~~	29,103,698	65,066,532	325,236,768	419,406,998
Deposit liabilities:
Demand deposits	~~W~~	1,073,681	110,162,362	12,869	111,248,912
Time deposits		-	-	153,125,488	153,125,488
Certificate of deposit		-	-	9,838,495	9,838,495
Issued bill deposit		-	-	4,463,284	4,463,284
CMA deposits		-	3,980,308	-	3,980,308
Other		1,616,580	-	168,627	1,785,207
		2,690,261	114,142,670	167,608,763	284,441,694
Borrowing:
Call-money		445,000	692,282	-	1,137,282
Bills sold		-	-	11,058	11,058
Bonds sold under repurchase agreements		6,580,326	-	2,147,516	8,727,842
Borrowings		-	4,988	23,920,678	23,925,666
		7,025,326	697,270	26,079,252	33,801,848
Debt securities issued:
Debt securities issued in won		-	42,785,120	20,054,320	62,839,440
Debt securities issued in foreign currency		-	7,156,446	3,403,695	10,560,141
		-	49,941,566	23,458,015	73,399,581
Other financial liabilities		1,450,674	16,343,526	18,816,516	36,610,716
	~~W~~	11,166,261	181,125,032	235,962,546	428,253,839

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2019

(Unaudited)

(In millions of won)

4.  Financial risk management (continued)

- The fair value hierarchy of financial assets and liabilities which are not measured at their fair values in the consolidated statements of financial position but with their fair value disclosed as of September 30, 2019 and December 31, 2018 are as follows (continued) :

		2018
		Level 1	Level 2	Level 3	Total

Deposits measured at amortized cost	~~W~~	3,105,588	10,587,086	779,246	14,471,920

Loans measured at amortized cost :
Retails		-	-	126,266,820	126,266,820
Corporations		-	-	147,420,557	147,420,557
Public and other funding loans		-	-	2,891,202	2,891,202
Loans between banks		590	2,498,193	1,081,793	3,580,576
Credit card		-	-	21,930,174	21,930,174
		590	2,498,193	299,590,546	302,089,329
Securities measured at amortized cost:
Government bonds		7,887,135	11,087,278	-	18,974,413
Financial institution bonds		719,925	1,475,500	-	2,195,425
Debentures		-	8,423,809	83,044	8,506,853
		8,607,060	20,986,587	83,044	29,676,691
Other financial assets		74,625	11,606,369	5,178,992	16,859,986
	~~W~~	11,787,863	45,678,235	305,631,828	363,097,926
Deposit liabilities:
Demand deposits	~~W~~	1,136,610	104,998,305	25,919	106,160,834
Time deposits		-	-	139,580,314	139,580,314
Certificate of deposit		-	-	9,298,457	9,298,457
Issued bill deposit		-	-	4,087,338	4,087,338
CMA deposits		-	4,084,709	-	4,084,709
Other		1,665,090	-	110,186	1,775,276
		2,801,700	109,083,014	153,102,214	264,986,928
Borrowing:
Call-money		465,000	960,162	-	1,425,162
Bills sold		-	-	14,506	14,506
Bonds sold under repurchase agreements		5,243,217	-	2,229,242	7,472,459
Borrowings		-	123,874	20,862,644	20,986,518
		5,708,217	1,084,036	23,106,392	29,898,645
Debt securities issued:
Debt securities issued in won		-	36,335,879	18,904,588	55,240,467
Debt securities issued in foreign currency		-	5,558,527	2,707,315	8,265,842
		-	41,894,406	21,611,903	63,506,309
Other financial liabilities		74,638	6,630,725	13,528,557	20,233,920
	~~W~~	8,584,555	158,692,181	211,349,066	378,625,802

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2019

(Unaudited)

(In millions of won)

4.  Financial risk management (continued)

(g) Classification by categories of financial instruments

Financial assets and liabilities are measured at fair value or amortized cost. The financial instruments measured at fair value or amortized costs are measured in accordance with the Group’s valuation methodologies, which are described in Note 4.(f) Measurement of fair value.

The carrying amounts of each category of financial assets and financial liabilities as of September 30, 2019 and December 31, 2018 are as follows:

	2019
		FVTPL	FVOCI	Amortized cost	Derivatives held for hedging	Total
Assets:
Cash and due from banks at amortized cost	~~W~~	-	-	25,075,640	-	25,075,640
Due from banks at fair value through profit or loss		993,664	-	-	-	993,664
Securities at fair value through profit or loss		47,658,199	-	-	-	47,658,199
Derivatives		3,218,590	-	-	353,180	3,571,770
Loans at fair value through profit or loss		1,297,384	-	-	-	1,297,384
Loans at amortized cost		-	-	317,058,081	-	317,058,081
Securities at fair value through other comprehensive income		-	56,301,961	-	-	56,301,961
Securities at amortized cost		-	-	45,519,414	-	45,519,414
Other financial assets		-	-	27,501,704	-	27,501,704
	~~W~~	53,167,837	56,301,961	415,154,839	353,180	524,977,817

		2019
		FVTPL	FVTPL liabilities designated	Financial liabilities measured at amortized cost	Derivatives held for hedging	Total
Liabilities:
Deposits	~~W~~	-	-	284,141,563	-	284,141,563
Financial liabilities at fair value through profit or loss		1,644,869	-	-	-	1,644,869
Financial liabilities designated at FVTPL		-	8,827,306	-	-	8,827,306
Derivatives		3,047,513	-	-	367,081	3,414,594
Borrowings		-	-	33,588,567	-	33,588,567
Debt securities issued		-	-	72,584,879	-	72,584,879
Other		-	-	37,014,965	-	37,014,965
	~~W~~	4,692,382	8,827,306	427,329,974	367,081	441,216,743

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2019

(Unaudited)

(In millions of won)

4.  Financial risk management (continued)

(g) Classification by categories of financial instruments (continued)

The carrying amounts of each category of financial assets and financial liabilities as of September 30, 2019 and December 31, 2018 are as follows (continued):

	2018
		FVTPL	FVOCI	Amortized cost	Derivatives held for hedging	Total
Assets:
Cash and due from banks at amortized cost	~~W~~	-	-	17,348,626	-	17,348,626
Due from banks at fair value through profit or loss		870,656	-	-	-	870,656
Securities at fair value through profit or loss		41,454,916	-	-	-	41,454,916
Derivatives		1,727,321	-	-	66,292	1,793,613
Loans at fair value through profit or loss		1,209,194	-	-	-	1,209,194
Loans at amortized cost		-	-	299,609,472	-	299,609,472
Securities at fair value through other comprehensive income		-	38,314,170	-	-	38,314,170
Securities at amortized cost		-	-	28,478,136	-	28,478,136
Other financial assets		-	-	16,837,141	-	16,837,141
	~~W~~	45,262,087	38,314,170	362,273,375	66,292	445,915,924

		2018
		FVTPL	FVTPL liabilities designated	Financial liabilities measured at amortized cost	Derivatives held for hedging	Total
Liabilities:
Deposits	~~W~~	-	-	265,000,190	-	265,000,190
Financial liabilities at fair value through profit or loss		1,420,306	-	-	-	1,420,306
Financial liabilities designated at FVTPL		-	8,535,800	-	-	8,535,800
Derivatives		1,846,669	-	-	593,223	2,439,892
Borrowings		-	-	29,818,542	-	29,818,542
Debt securities issued		-	-	63,227,699	-	63,227,699
Other		-	-	20,545,181	-	20,545,181
	~~W~~	3,266,975	8,535,800	378,591,612	593,223	390,987,610

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2019

(Unaudited)

5. Change in subsidiaries

(a) Change in consolidated subsidiaries for the nine-month period ended September 30, 2019 are as follows:

	Company	Description
Newly included	Orange Life Insurance Co., Ltd.	Newly acquired subsidiary
	Asia Trust Co., Ltd.	Newly acquired subsidiary
	Shinhan Vietnam Finance	Newly acquired subsidiary
	Shinhan AI Co., Ltd.	Newly invested subsidiary

(b) Change in consolidated subsidiaries for the year ended December 31, 2018 are as follows:

	Company	Description
New included	PT Shinhan Asset Management Indonesia	Newly acquired subsidiary
	SHINHAN DS VIETNAM CO, LTD	Newly invested subsidiary

Subsidiaries such as trust, beneficiary certificate, corporate restructuring fund and private equity fund which are not actually operating their own business are excluded.

6. Operating segments

(a) Segment information

The general descriptions by operating segments as of September 30, 2019 are as follows:

Segment	Description

Banking

The banking segment offers commercial banking services such as lending to and receiving deposits from corporations and individuals and also includes securities investing and trading and derivatives trading primarily through domestic and overseas bank branches and subsidiaries.

Credit card	The credit card segment primarily consists of the credit card business of Shinhan Card, including its installment finance and automobile leasing businesses.
Securities	Securities segment comprise securities trading, underwriting and brokerage services.
Life insurance	Life insurance segment consists of life insurance services provided by Shinhan Life Insurance and Orange Life Insurance.
Others	Leasing, assets management and other businesses

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2019

(Unaudited)

(In millions of won)

6. Operating segments (continued)

(b) The following tables provide information of income and expense for each operating segment for the nine-month periods ended September 30, 2019 and 2018.

		2019
		Banking	Credit card	Securities	Life insurance	Others	Consolidation adjustment	Total
Net interest income	~~W~~	4,482,201	1,302,383	321,674	1,232,278	90,061	(175,537)	7,253,060
Net fees and commission income		722,193	310,908	264,856	131,842	192,859	(3,183)	1,619,475
Reversal of (provision for) credit loss allowance		(343,917)	(431,784)	4,961	(4,318)	(13,671)	(2,619)	(791,348)
General and administrative expenses		(2,238,904)	(511,675)	(378,763)	(328,802)	(228,721)	56,491	(3,630,374)
Other income (expense), net		(86,810)	(19,094)	11,358	(569,104)	112,675	237,677	(313,298)
Operating income		2,534,763	650,738	224,086	461,896	153,203	112,829	4,137,515
Equity method income (loss)		(1,256)	-	17,129	(1,013)	8,405	7,426	30,691
Income tax expense		608,801	165,656	58,932	138,193	52,959	43,534	1,068,075
Profit for the period	~~W~~	1,922,289	486,314	202,049	321,342	106,240	46,585	3,084,819
Controlling interest	~~W~~	1,922,075	486,248	202,099	321,342	106,241	(142,022)	2,895,983
Non-controlling interests		214	66	(50)	-	(1)	188,607	188,836

		2018
		Banking	Credit card	Securities	Life insurance	Others	Consolidation adjustment	Total
Net interest income (loss)	~~W~~	4,219,347	1,178,233	318,387	567,748	66,426	1,887	6,352,028
Net fees and commission income		642,107	315,137	307,039	62,999	149,285	(1,290)	1,475,277
Reversal of (provision for) credit loss allowance		(190,207)	(368,295)	(1,148)	(5,829)	(12,372)	(83)	(577,934)
General and administrative expenses		(2,110,399)	(540,863)	(366,747)	(161,458)	(186,369)	63,256	(3,302,580)
Other income (expense), net		(66,061)	78,820	40,776	(286,248)	69,855	(141,456)	(304,314)
Operating income		2,494,787	663,032	298,307	177,212	86,825	(77,686)	3,642,477
Equity method income (loss)		(1,340)	-	18,543	(769)	9,057	15,780	41,271
Income tax expense		642,009	173,305	86,199	49,980	48,213	(5,217)	994,489
Profit (loss) for the period	~~W~~	1,860,118	473,382	230,055	129,177	47,843	(66,004)	2,674,571
Controlling interest	~~W~~	1,859,874	475,003	230,049	129,177	47,843	(98,549)	2,643,397
Non-controlling interests		244	(1,621)	6	-	-	32,545	31,174

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2019

(Unaudited)

(In millions of won)

6. Operating segments (continued)

(c) The following tables provide information of net interest income (expense) of each operating segment for the nine-month periods ended September 30, 2019 and 2018.

		2019
		Banking	Credit card	Securities	Life insurance	Others	Consolidation adjustment(*)	Total
Net interest income from:
External customers	~~W~~	4,485,730	1,321,569	316,923	1,233,995	71,289	(176,446)	7,253,060
Internal transactions		(3,529)	(19,186)	4,751	(1,717)	18,772	909	-
	~~W~~	4,482,201	1,302,383	321,674	1,232,278	90,061	(175,537)	7,253,060

(*) The consolidation adjustment amount of net interest income from external customers is from measuring securities and others at fair value when accounting for the business combinations.

		2018
		Banking	Credit card	Securities	Life insurance	Others	Consolidation adjustment	Total
Net interest income from:
External customers	~~W~~	4,223,989	1,192,664	313,952	567,342	54,081	-	6,352,028
Internal transactions		(4,642)	(14,431)	4,435	406	12,345	1,887	-
	~~W~~	4,219,347	1,178,233	318,387	567,748	66,426	1,887	6,352,028

(d) The following tables provide information of net fees and commission income (expense) of each operating segment for the nine-month periods ended September 30, 2019 and 2018.

		2019
		Banking	Credit card	Securities	Life insurance	Others	Consolidation adjustment	Total
Net fees and commission income from:
External customers	~~W~~	875,528	198,322	272,635	137,306	135,684	-	1,619,475
Internal transactions		(153,335)	112,586	(7,779)	(5,464)	57,175	(3,183)	-
	~~W~~	722,193	310,908	264,856	131,842	192,859	(3,183)	1,619,475

		2018
		Banking	Credit card	Securities	Life insurance	Others	Consolidation adjustment	Total
Net fees and commission income from:
External customers	~~W~~	652,850	344,287	315,509	68,565	94,066	-	1,475,277
Internal transactions		(10,743)	(29,150)	(8,470)	(5,566)	55,219	(1,290)	-
	~~W~~	642,107	315,137	307,039	62,999	149,285	(1,290)	1,475,277

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2019

(Unaudited)

(In millions of won)

7. Cash and due from banks at amortized cost

(a) Restricted due from banks as of September 30, 2019 and December 31, 2018 are as follows:

		2019	2018
Deposits denominated in won:
Reserve deposits	~~W~~	7,285,881	2,360,416
Other(*1)		1,327,376	2,182,119
		8,613,257	4,542,535

Deposits denominated in foreign currency		1,775,122	1,632,971
	~~W~~	10,388,379	6,175,506

(*1) Pursuant to the Regulation on Financial Investment Business, the Group is required to deposit certain portions of customers’ deposits with the Korean Securities Finance Corporation (“KSFC”) or banks to ensure repayment of customer deposits and the deposits may not be pledged as collateral.

8. Financial assets at fair value through profit or loss

(a) Financial assets at fair value through profit or loss as of September 30, 2019 and December 31, 2018 are as follows:

		2019	2018
Securities:
Debt instruments:
Governments	~~W~~	3,334,413	2,765,054
Financial institutions		12,521,921	9,415,470
Corporations		7,565,377	6,664,839
Stocks with put option		626,245	381,844
Equity investment with put option		1,351,875	1,080,723
Beneficiary certificates		10,389,537	9,062,004
Commercial papers		5,852,837	5,535,397
CMA(*1)		2,009,432	3,001,831
Others(*2)		2,649,156	2,227,802
		46,300,793	40,134,964

Equity instruments:
Stocks		1,124,239	1,050,097
Equity investment		-	4,908
Others		110,402	110,066
		1,234,641	1,165,071
		47,535,434	41,300,035
Other:
Loans at fair value		1,297,384	1,209,194
Due from banks at fair value		993,664	870,656
Gold deposits		122,765	154,881
	~~W~~	49,949,247	43,534,766

(*1) CMA: Cash management account deposits

(*2) Restricted reserve for claims of customers’ deposits (trusts) as of September 30, 2019 are ~~W~~1,007,791 million.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2019

(Unaudited)

(In millions of won)

8.  Financial assets at fair value through profit or loss (continued)

(b) Financial assets to which overlay approach were applied in accordance with K-IFRS No. 1109 ‘Financial Instruments’ and K-IFRS No. 1104 ‘Insurance Contracts’ as of September 30, 2019 and December 31, 2018 are as follows.

		2019	2018

Due from banks at fair value through profit or loss	~~W~~	993,664	870,656
Securities at fair value through profit or loss		5,113,258	3,160,525
	~~W~~	6,106,922	4,031,181

A financial asset is eligible for designation for the overlay approach, if it is measured at fair value through profit or loss applying K-IFRS 1109 but would not have been measured at fair value through profit or loss in its entirety applying K-IFRS 1039, and it is not held in respect of an activity that is unrelated to contracts within the scope of K-IFRS 1104.

The reclassified amounts between profit or loss and other comprehensive income due to the overlay approach for the nine-month periods ended September 30, 2019 and 2018 are as follows:

		2019
		Profit or loss		Other comprehensive income
		By K-IFRS 1109	By K-IFRS 1039	Amount	Tax effect
Net gain (loss) on valuation of financial assets at fair value through profit or loss	~~W~~	161,736	(76,064)	237,800	(81,397)
Net gain (loss) on disposal of financial assets at fair value through profit or loss		39,431	30,917	8,514	(1,745)
	~~W~~	201,167	(45,147)	246,314	(83,142)

		2018
		Profit or loss		Other comprehensive income
		By K-IFRS 1109	By K-IFRS 1039	Amount	Tax effect
Net gain (loss) on valuation of financial assets at fair value through profit or loss	~~W~~	(90,759)	(128)	(90,631)	24,924
Net gain (loss) on disposal of financial assets at fair value through profit or loss		5,843	7,611	(1,768)	486
	~~W~~	(84,916)	7,483	(92,399)	25,410

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2019

(Unaudited)

(In millions of won)

9. Derivatives

(a) The notional amounts of derivatives as of September 30, 2019 and December 31, 2018 are as follows:

		2019	2018
Foreign currency related:
Over the counter:
Currency forwards	~~W~~	149,573,034	139,804,552
Currency swaps		40,595,864	31,794,900
Currency options		2,179,317	1,939,939
		192,348,215	173,539,391
Exchange traded:
Currency futures		1,088,748	436,714
		193,436,963	173,976,105
Interest rates related:
Over the counter:
Interest rate swaps		38,320,323	31,228,489
Interest rate options		334,000	294,000
		38,654,323	31,522,489
Exchange traded:
Interest rate futures		1,887,247	1,739,697
Interest rate swaps(*)		63,195,690	56,862,374
		65,082,937	58,602,071
		103,737,260	90,124,560
Credit related:
Over the counter:
Credit swaps		4,871,658	3,094,077

Equity related:
Over the counter:
Equity swaps and forwards		4,671,998	5,149,967
Equity options		887,363	645,709
		5,559,361	5,795,676
Exchange traded:
Equity futures		928,777	630,409
Equity options		3,165,265	2,708,557
		4,094,042	3,338,966
		9,653,403	9,134,642
Commodity related:
Over the counter:
Commodity swaps and forwards		963,117	1,062,588
Commodity options		4,780	4,780
		967,897	1,067,368
Exchange traded:
Commodity futures and options		236,196	245,751
		1,204,093	1,313,119
Hedge:
Currency forwards		1,886,022	1,522,306
Currency swaps		4,693,268	4,143,828
Interest rate swaps		10,393,772	10,147,731
		16,973,062	15,813,865

	~~W~~	329,876,439	293,456,368

(*) The notional amount of derivatives which is settled in the ‘Central Counter Party (CCP)’ system.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2019

(Unaudited)

(In millions of won)

9. Derivatives (continued)

(b) Fair values of derivative instruments as of September 30, 2019 and December 31, 2018 are as follows:

		2019		2018
		Assets	Liabilities	Assets	Liabilities
Foreign currency related:
Over the counter:
Currency forwards	~~W~~	1,845,476	1,626,180	912,795	870,984
Currency swaps		860,811	927,465	393,702	372,725
Currency options		20,774	19,569	7,637	12,273
		2,727,061	2,573,214	1,314,134	1,255,982
Exchange traded:
Currency futures		-	-	11	-
		2,727,061	2,573,214	1,314,145	1,255,982
Interest rates related:
Over the counter:
Interest rate swaps		331,052	257,945	251,251	172,019
Interest rate options		1,181	8,536	-	5,347
		332,233	266,481	251,251	177,366
Exchange traded:
Interest rate futures		464	951	412	1,569
		332,697	267,432	251,663	178,935
Credit related:
Over the counter:
Credit swaps		39,658	44,755	37,951	14,916

Equity related:
Over the counter:
Equity swap and forwards		79,120	47,214	51,869	205,709
Equity options		4,984	4,798	2,265	2,352
		84,104	52,012	54,134	208,061
Exchange traded:
Equity futures		4,447	1,524	15,937	778
Equity options		21,935	48,912	37,690	109,795
		26,382	50,436	53,627	110,573
		110,486	102,448	107,761	318,634
Commodity related:
Over the counter:
Commodity swaps and forwards		8,578	38,818	7,548	74,158
Commodity options		8	8	27	29
		8,586	38,826	7,575	74,187
Exchange traded:
Commodity futures and options		101	20,864	8,226	4,016
		8,687	59,690	15,801	78,203

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2019

(Unaudited)

(In millions of won)

9.  Derivatives (continued)

(b) Fair values of derivative instruments as of September 30, 2019 and December 31, 2018 are as follows (continued):

		2019		2018
		Assets	Liabilities	Assets	Liabilities
Hedge:
Currency forwards	~~W~~	3,252	76,826	9,185	30,497
Currency swaps		130,869	70,153	21,976	79,492
Interest rate swaps		219,060	220,076	35,131	483,233
		353,181	367,055	66,292	593,222

	~~W~~	3,571,770	3,414,594	1,793,613	2,439,892

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2019

(Unaudited)

(In millions of won)

9. Derivatives (continued)

(c) Gain or loss on valuation of derivatives for the three-month and nine-month periods ended September 30, 2019 and 2018 are as follows:

		2019		2018
		Three-month period	Nine-month period	Three-month period	Nine-month period
Foreign currency related:
Over the counter:
Currency forwards	~~W~~	6,847	80,178	57,357	(23,591)
Currency swaps		(92,185)	(50,329)	(60,373)	17,382
Currency options		1,054	7,089	(265)	7,646
		(84,284)	36,938	(3,281)	1,437
Exchange traded:
Currency futures		(62)	-	(16)	1,816
Currency options		358	-	-	-
		296	-	(16)	1,816
		(83,988)	36,938	(3,297)	3,253
Interest rates related:
Over the counter:
Interest rate swaps		(7,445)	(10,437)	26,922	75,429
Interest rate options		(1,910)	(3,715)	756	436
		(9,355)	(14,152)	27,678	75,865
Exchange traded:
Interest rate futures		2,763	2,635	3,730	1,939
		(6,592)	(11,517)	31,408	77,804
Credit related:
Over the counter:
Credit swaps		(10,013)	(35,434)	14,656	(41,985)
Equity related:
Over the counter:
Equity swap and forwards		(86,120)	(5,158)	62,150	(68,017)
Equity options		553	376	2,395	1,517
		(85,567)	(4,782)	64,545	(66,499)
Exchange traded:
Equity futures		(3,728)	(10,558)	(9,650)	(8,057)
Equity options		(10,210)	42,484	43,078	37,561
		(13,938)	31,926	33,428	29,504
		(99,505)	27,144	97,973	(36,995)
Commodity related:
Over the counter:
Commodity swaps and forwards		(1,502)	287	27,115	(48,592)
Commodity options		8	24	9	25
		(1,494)	311	27,124	(48,567)
Exchange traded:
Commodity futures		(22,992)	(20,762)	832	(318)
		(24,486)	(20,451)	27,956	(48,885)
Hedge:
		62,377	401,043	(51,294)	(90,471)
	~~W~~	(162,207)	397,723	117,402	(137,279)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2019

(Unaudited)

(In millions of won)

9.  Derivatives (continued)

(d) Nominal values and average hedge ratio for derivatives as of September 30, 2019 are as follows:

	2019
	Less than 1 year	1~2 years	2~3 years	3~4 years	4~5 years	More than 5 years	Total
Interest risk:
Nominal values:	788,800	111,250	1,340,018	603,458	753,085	6,797,162	10,393,773
Average hedge ratio:	100%	100%	100%	100%	100%	100%	100%
Exchange risk:
Nominal values:	3,873,756	1,330,734	1,178,582	783,304	346,428	353,300	7,866,104
Average hedge ratio:	100%	100%	100%	100%	100%	100%	100%

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2019

(Unaudited)

(In millions of won)

10. Securities at fair value through other comprehensive income and securities at amortized cost

(a) Securities at fair value through other comprehensive income and securities at amortized cost as of September 30, 2019 and December 31, 2018 are as follows:

		2019	2018
Securities at fair value through other comprehensive income
Debt instruments:
Governments	~~W~~	16,705,039	8,975,391
Financial institutions		20,171,294	17,341,330
Corporations and others		18,614,209	11,360,924
		55,490,542	37,677,645
Equity instruments(*):
Stocks		712,970	630,010
Equity investments		5,939	6,515
Others		92,510	-
		811,419	636,525
		56,301,961	38,314,170
Securities at amortized cost
Debt instruments:
Governments		29,707,735	18,000,454
Financial institutions		5,473,531	2,171,623
Corporations and others		10,338,148	8,306,059
		45,519,414	28,478,136
	~~W~~	101,821,375	66,792,306

(*) The equity securities were designated as measured at fair value through other comprehensive income for the strategic purpose of holding the securities.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2019

(Unaudited)

(In millions of won)

10. Securities at fair value through other comprehensive income and securities at amortized cost (continued)

(b) Changes in carrying value of securities at fair value through other comprehensive income and securities at amortized cost for the nine-month periods ended September 30, 2019 and for the year ended December 31, 2018 are as follows:

		2019
		Securities at fair value through other comprehensive income			Securities at amortized cost
		12 month expected credit loss	Life time expected credit loss	Total	12 month expected credit loss	Life time expected credit loss	Total

Beginning balance	~~W~~	37,571,814	105,831	37,677,645	28,464,921	22,475	28,487,396
Transfer to 12 month expected credit loss		30,087	(30,087)	-	-	-	-
Transfer to life time expected credit loss		(89,508)	89,508	-	-	-	-
Transfer to impaired financial asset		-	-	-	-	-	-
Acquisition		35,145,446	41,674	35,187,120	9,793,852	-	9,793,852
Disposal		(12,337,395)	(10,316)	(12,347,711)	-	-	-
Repayment		(16,915,267)	-	(16,915,267)	(4,327,969)	-	(4,327,969)
Others(*)		870,621	65,342	935,963	303,187	1,568	304,755
Business combination (Note 31)		10,952,792	-	10,952,792	11,273,999	-	11,273,999
Ending balance	~~W~~	55,228,590	261,952	55,490,542	45,507,990	24,043	45,532,033

(*) Included foreign exchange movements and amortization of fair value adjustments due to business combinations.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2019

(Unaudited)

(In millions of won)

10.  Securities at fair value through other comprehensive income and securities at amortized cost (continued)

(b) Changes in carrying value of securities at fair value through other comprehensive income and securities at amortized cost for the nine-month periods ended September 30, 2019 and for the year ended December 31, 2018 are as follows (continued) :

		2018
		Securities at fair value through other comprehensive income			Securities at amortized cost
		12 month expected credit loss	Life time expected credit loss	Total	12 month expected credit loss	Life time expected credit loss	Total

Beginning balance	~~W~~	36,641,928	15,879	36,657,807	24,403,423	21,444	24,424,867
Transfer to 12 month expected credit loss		-	-	-	-	-	-
Transfer to life time expected credit loss		(26,187)	26,187	-	-	-	-
Transfer to impaired financial asset		-	-	-	-	-	-
Acquisition		26,938,512	98,778	27,037,290	5,836,342	-	5,836,342
Disposal		(7,182,343)	(18,687)	(7,201,030)	-	-	-
Repayment		(19,338,938)	-	(19,338,938)	(1,607,467)	(3)	(1,607,470)
Others(*)		538,842	(16,326)	522,516	(167,377)	1,034	(166,343)
Ending balance	~~W~~	37,571,814	105,831	37,677,645	28,464,921	22,475	28,487,396

(*) Included restructuring, debt equity swaps and foreign exchange movements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2019

(Unaudited)

(In millions of won)

10.  Securities at fair value through other comprehensive income and securities at amortized cost (continued)

(c) Changes in allowance for credit loss of securities at fair value through other comprehensive income and securities at amortized cost for the nine-month period ended September 30, 2019 and for the year ended December 31, 2018 are as follows :

		2019
		Securities at fair value through other comprehensive income			Securities at amortized cost
		12 month expected credit loss	Life time expected credit loss	Total	12 month expected credit loss	Life time expected credit loss	Total

Beginning allowance	~~W~~	25,722	362	26,084	9,243	17	9,260
Transfer to 12 month expected credit loss		29	(29)	-	-	-	-
Transfer to life time expected credit loss		(86)	86	-	-	-	-
Transfer to impaired financial asset		-	-	-	-	-	-
Provided (reversed)		23,705	(9,747)	13,958	2,788	(1)	2,787
Disposal		(4,761)	(258)	(5,019)	-	-	-
Others(*1)		(9,186)	10,535	1,349	572	-	572
Ending allowance	~~W~~	35,423	949	36,372	12,603	16	12,619

(*1) Included restructuring, debt equity swaps and foreign exchange movements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2019

(Unaudited)

(In millions of won)

10.  Securities at fair value through other comprehensive income and securities at amortized cost (continued)

(c) Changes in allowance for credit loss of securities at fair value through other comprehensive income and securities at amortized cost for the nine-month period ended September 30, 2019 and for the year ended December 31, 2018 are as follows (continued) :

		2018
		Securities at fair value through other comprehensive income			Securities at amortized cost
		12 month expected credit loss	Life time expected credit loss	Total	12 month expected credit loss	Life time expected credit loss	Total

Beginning allowance	~~W~~	17,038	1,938	18,976	6,327	2,232	8,559
Transfer to 12 month expected credit loss		-	-	-	-	-	-
Transfer to life time expected credit loss		(234)	234	-	-	-	-
Transfer to impaired financial asset		-	-	-	-	-	-
Provided (reversed)		15,286	(3,220)	12,066	4,615	(2,215)	2,400
Disposal		(5,251)	(229)	(5,480)	-	-	-
Others(*1)		(1,117)	1,639	522	(1,699)	-	(1,699)
Ending allowance	~~W~~	25,722	362	26,084	9,243	17	9,260

(*1) Included restructuring, debt equity swaps and foreign exchange movements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2019

(Unaudited)

(In millions of won)

10.  Securities at fair value through other comprehensive income and securities at amortized cost (continued)

(d) Gain or loss on disposal of securities at fair value through other comprehensive income and securities at amortized cost for the three-month and nine-month periods ended September 30, 2019 and 2018 are as follows:

		2019
		Three-month period	Nine-month period
Gain on disposal of securities at FVOCI	~~W~~	71,660	133,997
Loss on disposal of securities at FVOCI		(1,012)	(3,214)
Gain on disposal of securities at amortized cost(*)		64	80
Loss on disposal of securities at amortized cost(*)		(17)	(19)
	~~W~~	70,695	130,844

		2018
		Three-month period	Nine-month period
Gain on disposal of securities at FVOCI	~~W~~	8,031	21,454
Loss on disposal of securities at FVOCI		(1,987)	(5,076)
Loss on disposal of securities at amortized cost(*)		(2)	(8)
	~~W~~	6,042	16,370

(*) The disposal of securities at amortized cost was due to the exercise of the redemption option of the issuer, etc.

(e) Income or loss on equity securities at fair value through other comprehensive income.

The Group recognizes dividends amounting to ~~W~~ 15,508, and ~~W~~16,288 million related to equity securities at fair value through other comprehensive income for the nine-month periods ended September 30, 2019 and 2018, respectively.

In addition, the disposition of equity securities at fair value through other comprehensive income for the nine-month periods ended September 30, 2019 and 2018 are as follows:

		2019	2018

Fair value at the date of disposal	~~W~~	13,224	2,745
Cumulative net profit at the time of disposal		(10,720)	(3,817)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2019

(Unaudited)

(In millions of won)

11.  Loans at amortized cost

(a) Loans at amortized cost as of September 30, 2019 and December 31, 2018 are as follows:

		2019	2018

Household loans	~~W~~	130,370,560	120,832,081
Corporate loans		158,475,018	152,164,476
Public and other		3,317,968	2,831,026
Loans to banks		3,852,862	3,585,563
Card receivables		23,357,756	22,447,614
		319,374,164	301,860,760
Discount		(26,895)	(23,588)
Deferred loan origination costs or fees		532,231	497,368
		319,879,500	302,334,540
Allowance for credit losses		(2,821,419)	(2,725,068)

	~~W~~	317,058,081	299,609,472

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2019

(Unaudited)

(In millions of won)

11.  Loans at amortized cost (continued)

(b) Changes in loans at amortized cost and other assets for the nine-month period ended September 30, 2019 and for the year ended December 31, 2018 are as follows:

		2019
		Loans at amortized cost			Other assets (*1)			Total
		12 month expected credit loss	Life time expected credit loss	Impaired financial asset	12 month expected credit loss	Life time expected credit loss	Impaired financial asset

Beginning allowance	~~W~~	267,598,979	33,038,597	1,696,964	31,508,694	99,461	32,003	333,974,698
Transfer to 12 month expected credit loss		6,826,624	(6,802,905)	(23,719)	11,175	(11,039)	(136)	-
Transfer to life time expected credit loss		(21,505,052)	21,616,304	(111,252)	(244,991)	245,019	(28)	-
Transfer to impaired financial asset		(1,420,177)	(170,325)	1,590,502	(1,881)	(1,441)	3,322	-
Origination		105,975,850	624,159	169,396	44,270,053	61,230	20,484	151,121,172
Collection		(83,171,950)	(9,581,056)	(548,890)	(27,926,596)	(275,654)	(3,941)	(121,508,087)
Charge off		-	-	(537,087)	-	-	(18,903)	(555,990)
Disposal(*2)		(184,735)	(7,121)	(265,541)	(182,212)	-	-	(639,609)
Others (*3)		2,284,275	(86,797)	(43,214)	590,759	563	-	2,745,586
Business combination (Note31)		2,859,442	24,932	33,297	1,416,216	1,497	10,826	4,346,210
Ending balance(*4)	~~W~~	279,263,256	38,655,788	1,960,456	49,441,217	119,636	43,627	369,483,980

(*1) Included allowance for due from banks and other assets

(*2) Includes the disposal amounts of financial instruments acquired for the purpose of collecting principal and interest for credit concentration risk management of non-current assets.  Due to the disposal, the Group recognized ~~W~~13,317 million of gain on disposal.

(*3) Others consist of debt restructuring, debt-equity swap, and foreign exchange rate change, etc.

(*4) Uncollected principal and interest (~~W~~10,046,376 million) has been written off from loans, and not included at the ending balance; however, the collection is in process.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2019

(Unaudited)

(In millions of won)

11.  Loans at amortized cost (continued)

(b) Changes in loans at amortized cost and other assets for the nine-month period ended September 30, 2019 and for the year ended December 31, 2018 are as follows (continued):

		2018
		Loans at amortized cost			Other assets (*1)			Total
		12 month expected credit loss	Life time expected credit loss	Impaired financial asset	12 month expected credit loss	Life time expected credit loss	Impaired financial asset

Beginning allowance	~~W~~	245,310,809	30,030,619	1,784,601	31,599,203	456,538	23,243	309,205,013
Transfer to 12 month expected credit loss		7,532,588	(7,527,159)	(5,429)	28,028	(28,024)	(4)	-
Transfer to life time expected credit loss		(20,879,174)	20,943,897	(64,723)	(51,596)	51,607	(11)	-
Transfer to impaired financial asset		(1,948,419)	(185,166)	2,133,585	(22,162)	(2,986)	25,148	-
Origination		130,894,396	529,735	315,389	30,085,141	27,251	21,930	161,873,842
Collection		(93,938,952)	(10,682,116)	(1,008,819)	(30,207,574)	(410,559)	(4,236)	(136,252,256)
Charge off		-	-	(851,397)	-	-	(20,984)	(872,381)
Disposal		(121,915)	(19,056)	(582,491)	-	(495)	(13,083)	(737,040)
Others (*2)		749,646	(52,157)	(23,752)	77,654	6,129	-	757,520
Ending balance(*3)	~~W~~	267,598,979	33,038,597	1,696,964	31,508,694	99,461	32,003	333,974,698

(*1) Included allowance for due from banks and other assets

(*2) Other changes were due to debt restructuring, debt-equity swap, and foreign exchange rate change, etc.

(*3) Uncollected principal and interest (~~W~~9,597,389 million) has been written off from loans, and not included at the ending balance; however, the collection is in process.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2019

(Unaudited)

(In millions of won)

11.  Loans at amortized cost (continued)

(c) Changes in allowances for credit loss of loans at amortized cost and other assets for the nine-month period ended September 30, 2019 and for the year ended December 31, 2018 are as follows:

		2019
		Loans at amortized cost			Other assets (*1)			Total
		12 month expected credit loss	Life time expected credit loss	Impaired financial asset	12 month expected credit loss	Life time expected credit loss	Impaired financial asset

Beginning allowance	~~W~~	731,000	1,027,922	966,146	39,927	6,930	24,764	2,796,689
Transfer to 12 month expected credit loss		98,791	(82,696)	(16,095)	284	(277)	(7)	-
Transfer to life time expected credit loss		(65,094)	147,219	(82,125)	(273)	287	(14)	-
Transfer to impaired financial asset		(2,761)	(27,027)	29,788	(156)	(315)	471	-
Provided		27,866	217,048	479,146	2,448	3,072	18,519	748,099
Charge off		-	-	(537,087)	-	-	(18,903)	(555,990)
Discount		-	-	(18,572)	-	-	-	(18,572)
Disposal		(6)	(484)	(34,957)	-	-	-	(35,447)
Collection		-	-	221,256	-	-	989	222,245
Others (*2)		(38,851)	(254,895)	(7,915)	(8,736)	47	560	(309,790)
Business combination (Note 31)		15,678	3,732	24,392	921	185	9,054	53,962
Ending balance	~~W~~	766,623	1,030,819	1,023,977	34,415	9,929	35,433	2,901,196

(*1) Included allowance for due from banks and other assets

(*2) Others consist of debt restructuring, debt-equity swap, and foreign exchange rate change, etc.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2019

(Unaudited)

(In millions of won)

11.  Loans at amortized cost (continued)

(c) Changes in allowances for credit loss of loans at amortized cost and other assets for the nine-month period ended September 30, 2019 and for the year ended December 31, 2018 are as follows (continued) :

		2018
		Loans at amortized cost			Other assets (*1)			Total
		12 month expected credit loss	Life time expected credit loss	Impaired financial asset	12 month expected credit loss	Life time expected credit loss	Impaired financial asset

Beginning allowance	~~W~~	730,613	1,088,259	1,053,114	39,048	7,666	20,166	2,938,866
Transfer to 12 month expected credit loss		115,780	(114,614)	(1,166)	581	(578)	(3)	-
Transfer to life time expected credit loss		(61,415)	103,502	(42,087)	(212)	222	(10)	-
Transfer to impaired financial asset		(2,509)	(40,729)	43,238	(94)	(2,209)	2,303	-
Provided (reversed)		23,662	159,565	521,288	(1,998)	1,775	24,293	728,585
Charge off		-	-	(851,397)	-	-	(20,984)	(872,381)
Discount		-	-	(20,778)	-	-	-	(20,778)
Disposal		(636)	(374)	(59,567)	-	(7)	(2,736)	(63,320)
Collection		-	-	311,280	-	-	1,815	313,095
Others (*2)		(74,495)	(167,687)	12,221	2,602	61	(80)	(227,378)
Ending balance	~~W~~	731,000	1,027,922	966,146	39,927	6,930	24,764	2,796,689

(*1) Included allowance for due from banks and other assets

(*2) Others consist of debt restructuring, debt-equity swap, and foreign exchange rate change, etc.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2019

(Unaudited)

(In millions of won)

12.  Investments in associates

(a) Investments in associates as of September 30, 2019 and December 31, 2018 are as follows:

Investees	Country	Reporting date	Ownership (%)
			2019	2018
BNP Paribas Cardif Life Insurance(*1),(*3)	Korea	June 30	14.99	14.99
Songrim Partners.(*1),(*4)	“	December 31	35.34	35.34
Daewontos Co., Ltd.(*7)	“	-	-	36.33
Neoplux Technology Valuation Investment Fund(*1)	“	June 30	33.33	33.33
Partners 4th Growth Investment Fund(*1)	“	“	25.00	25.00
KTB Newlake Global Healthcare PEF(*1)	“	“	30.00	30.00
JAEYANG INDUSTRY(*7)	“	-	-	25.90
Daekwang Semiconductor Co., Ltd. (*1),(*4)	“	June 30	20.94	20.94
Lodestone 1st Private Equity Fund	“	September 30	26.06	26.06
Shinhan-Neoplux Energy Newbiz Fund(*1)	“	June 30	23.33	23.33
Shinhan-Albatross tech investment Fund	“	September 30	50.00	50.00
KCLAVIS Meister Fund No.17	“	“	26.09	26.09
Plutus-SG Private Equity Fund	“	“	26.67	26.67
SG ARGES Private Equity Fund No.1	“	“	24.06	24.06
Eum Private Equity Fund No.3	“	“	20.76	20.76
KTB Confidence Private Placement	“	“	31.43	30.29
Meritz AI-SingA330-A Investment Type Private Placement Special Asset Fund	“	“	23.89	23.89
Meritz AI-SingA330-B Investment Type Private Placement Special Asset Fund	“	“	20.16	20.16
VOGO Debt Strategy Qualified INV Private R/E INV TR 4	“	“	20.00	20.00
Platform Partners brick save Private Investment trust(*7)	“	-	-	98.77
ShinHan – Soo Young Entrepreneur Investment Fund No.1	“	September 30	24.00	24.00
Synergy-Shinhan Mezzanine New Technology Investment Fund	“	“	47.62	47.62
Shinhan Praxis K-Growth Global Private Equity Fund(*5)	“	“	18.87	18.87
Credian Healthcare Private Equity Fund II	“	“	34.07	34.07
Kiwoom Milestone Professional Private Real Estate Trust 19	“	“	50.00	50.00
AIP EURO Green Private Real Estate Trust No.3	“	“	21.28	21.28
Brain Professional Private Trust No.4(*7)	“	“	-	27.50
Hanhwa US Equity Strategy Private Real Estate Fund No.1	“	“	44.99	44.84
Brain KS Qualified Privately Placed Fund No.6(*7)	“	-	-	50.00
Shinhan Global Healthcare Fund 1(*5)	“	September 30	4.41	4.41
JB Power TL Investment Type Private Placement Special Asset Fund 7	“	“	33.33	33.33
IBK AONE convertable 1	“	“	47.25	47.25
Rico synergy collabo Multi-Mezzanine 3(*8)	“	“	50.03	50.03
KB NA Hickory Private Speical Asset Fund	“	“	37.50	37.50
GB Professional Private Investment Trust 6(*7)	“	-	-	94.51
Koramco Europe Core Private Placement Real Estate Fund No.2-2	“	September 30	44.02	44.02

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2019

(Unaudited)

(In millions of won)

12.  Investments in associates (continued)

(a) Investments in associates as of September 30, 2019 and December 31, 2018 are as follows(continued):

Investees	Country	Reporting date	Ownership (%)
			2019	2018
SHBNPP Private Korea Equity Long-Short Professional Feeder(*10)	Korea	-	-	21.52
Shinhan-Stonebridge Petro PEF(*5)	“	September 30	1.82	1.82
BNP Paribas Cardif General Insurance(*1),(*2)	“	June 30	10.00	10.00
Axis Global Growth New Technology Investment Association	“	September 30	31.85	31.85
Polaris No7 Start up and Venture Private Equity Fund	“	“	28.57	28.57
Hermes Private Investment Equity Fund	“	“	29.17	29.17
SHC ULMUS Fund No.1	“	“	29.41	29.41
Shinhan-Nvestor Liquidity Solution Fund	“	“	24.92	24.92
Shinhan AIM FoF Fund 1a	“	“	25.00	24.91
Daishin Heim Qualified Investor Private Investment Trust No.1808(*7)	“	-	-	34.48
Heungkuk High Class Professional Trust Private Fund 37(*7)	“	-	-	50.00
IGIS Global Credit Fund 150-1	“	September 30	25.00	25.11
GX Shinhan Intervest 1st Private Equity Fund	“	“	25.27	25.27
Soo Commerce Platform Growth Fund	“	“	24.62	24.62
Partner One Value up I Private Equity Fund	“	“	27.91	27.91
Genesis No.1 Private Equity Fund	“	“	22.80	22.80
GMB ICT New Technology Investment Fund	“	“	26.75	26.75
Soo Delivery Platform Growth Fund	“	“	30.00	30.00
Genesis North America Power Company No.1 PEF	“	“	39.92	39.92
Hyungje art printing(*1), (*4)	“	December 31	31.54	31.54
SHBNPP MAIN Professional Investment Type Private Mixed Asset Investment Trust No.3	“	September 30	23.33	23.33
Shinhan-Rhinos 1 Fund	“	“	22.48	-
Pacific Private Investment Trust No.20	“	“	21.74	-
Susung Mezzanine project P1 Private Investment Trust	“	“	41.04	-
Korea Finance Security (*1), (*9)	“	June 30	14.91	-
AIP Transportation Specialized Privately Placed Fund Trust #1	“	September 30	35.73	-
Lime Neptune Professional Private 6	“	“	50.00	-
PCC S/W 2nd Fund	“	“	29.56	-
One Shinhan Global Fund 1(*5)	“	“	19.98	-
Daishin-K&T New Technology Investment Fund	“	“	31.25	-
Midas Asset Global CRE Debt Private Fund No.6	“	“	20.05	-
Balbec KPL Private Placement Global Personal Insolvency Repayment Plan Fund 2(*6)	“	“	99.01	-
Richmond Private Investment Trust No.82(*6)	“	“	60.00	-
Tiger Alternative Real Estate Professional Private5	“	“	48.71	-
Samchully Midstream Private Placement Special Asset Fund 5-4	“	“	42.92	-
SHBNPP Senior Loan Professional Investment Type Private Mixed Asset Investment Trust No.3	“	“	20.00	-
AUCTUS FITRIN Corporate Recovery Private Equity Fund	“	“	21.43	-
NH-Amundi Global Infrastructure Trust 14	“	“	30.00	-

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2019

(Unaudited)

(In millions of won)

12.  Investments in associates (continued)

(a) Investments in associates as of September 30, 2019 and December 31, 2018 are as follows(continued):

Investees	Country	Reporting date	Ownership (%)
			2019	2018

Pacific Private Real Estate Fund Investment Trust No.30	“	“	37.50	-
Jarvis Memorial Private Investment Trust 1(*6)	“	“	99.01	-
Mastern Private Private Invetstment Trust 68(*6)	“	“	53.76	-
Vestas Qualified Investors Private Real Estate Fund Investment Trust No.37(*8)	“	“	60.00	-
Milestone Private Real Estate Fund 3 (Derivative Type)	“	“	32.06	-
IGIS Private Real Estate Investment Trust 286 (2 class)	“	“	41.56	-
Nomura-Rifa Private Real Estate Investment Trust 31 (2 class)	“	“	31.31	-
Lime Pricing Private Equity Fund	“	“	25.85	-
SHBNPP Senior Loan Professional Investment Type Private Mixed Asset Investment Trust No.2	“	“	21.27	-
DS Solid.II Hedge Fund	“	“	27.41	-
Hana Semiconductor New Technology Fund	“	“	24.30	-
J&Magnet Startup Venture Specialized Private Equity Fund	“	“	24.39	-

(*1) The latest financial statements were used for the equity method since the financial statements as of September 30, 2019 were not available.  Significant trades and events occurred within the period were properly reflected.

(*2) The Group applies the equity method accounting as the Group has significant influence on the financial and operating policies of the investee through the ability to elect investees’ board members and representation in decision making bodies of the investee.

(*3) The Group applies the equity method accounting as the Group has a significant influence on the investees through important business transactions.

(*4) As a part of the rehabilitation process, the Group acquired shares through the conversion of equity investments, as the Group cannot exercise voting rights during the process, the Group has classified the shares as investments at fair value through profit or loss.  The Group reclassified Securities at fair value through profit or loss to investments in associates as the reorganization procedures were completed and now the Group can normally exercise its voting rights to the investees.

(*5) As a managing partner, the Group has a significant influence over the investees.

(*6) As a limited partner, the Group does not have an ability to participate in policy-making processes to obtain economic benefit from the investees that would allow the Group to control the entity.

(*7) Excluded from the investments in associates due to full or partial disposal of shares, or loss of significant influence.

(*8) Although the ownership interests were more than 50%, the Group applies the equity method accounting as the Group does not have an ability to participate in the financial and operating policy-making process.

(*9) Although the ownership percentages were less than 20%, the Group applies the equity method accounting since it participates in policy-making processes and therefore can exercise significant influence on investees.

(*10) The investment in associates is included due to the additional acquisition of the shares for the nine-month       period ended in September 30, 2019.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2019

(Unaudited)

(In millions of won)

12.  Investments in associates (continued)

(b) Changes in investments in associates for the nine-month period ended September 30, 2019 for the year ended December 31, 2018 were as follows:

		2019
Investees		Beginning balance	Investment and dividend	Equity method income (loss)	Change in other comprehensive income(loss)	Impairment loss	Ending balance
BNP Paribas Cardif Life Insurance	~~W~~	49,816	(374)	(72)	3,415	-	52,785
Songrim Partners.(*1)		-	-	-	-	-	-
Neoplux Technology Valuation Investment Fund		18,738	(1,662)	(611)	247	-	16,712
Partners 4th Growth Investment Fund		16,612	-	(384)	-	-	16,228
KTB Newlake Global Healthcare PEF		9,885	1,500	14	-	-	11,399
Daekwang Semiconductor Co., Ltd		3,334	-	(23)	2	-	3,313
Lodestone 1st Private Equity Fund		2,753	(51)	324	-	-	3,026
Shinhan-Neoplux Energy Newbiz Fund		3,974	2,800	(221)	-	-	6,553
Shinhan-Albatross tech investment Fund		8,908	-	244	(306)	-	8,846
KCLAVIS Meister Fund No.17		3,083	(1,801)	(93)	-	-	1,189
Plutus-SG Private Equity Fund		4,252	(132)	130	-	-	4,250
SG ARGES Private Equity Fund No.1		4,341	(1,035)	455	-	-	3,761
Eum Private Equity Fund No.3		4,889	(262)	280	-	-	4,907
KTB Confidence Private Placement		5,302	(215)	484	-	-	5,571
Meritz AI-SingA330-A Investment Type Private Placement Special Asset Fund		5,432	(863)	134	-	-	4,703
Meritz AI-SingA330-B Investment Type Private Placement Special Asset Fund		8,429	313	301	-	-	9,043
VOGO DEBT STRATEGY QUALIFIED INV PRIVATE R/E INV TR 4		4,831	4,921	560	-	-	10,312
Platform Partners brick save Private Investment trust		8,120	(8,197)	77	-	-	-
ShinHan – Soo Young Entrepreneur Investment Fund No.1		2,554	1,968	(121)	-	-	4,401
Synergy-Shinhan Mezzanine New Technology Investment Fund		10,149	(4,607)	(532)	-	-	5,010
Shinhan Praxis K-Growth Global Private Equity Fund		16,527	(8,745)	1,886	-	-	9,668
Credian Healthcare Private Equity Fund II		4,553	(2,526)	347	-	-	2,374
Kiwoom Milestone Professional Private Real Estate Trust 19		10,419	(174)	57	-	-	10,302
AIP EURO GREEN PRIVATE REAL ESTATE TRUST No.3		20,544	(640)	1,517	-	-	21,421
Brain Professional Private Trust No.4		5,244	(5,175)	(69)	-	-	-
Hanhwa US Equity Strategy Private Real Estate Fund No.1		26,232	(1,116)	1,024	-	-	26,140

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2019

(Unaudited)

(In millions of won)

12.  Investments in associates (continued)

(b) Changes in investments in associates for the nine-month period ended September 30, 2019 for the year ended December 31, 2018 were as follows (continued):

		2019
Investees		Beginning balance	Investment and dividend	Equity method income (loss)	Change in other comprehensive income(loss)	Impairment loss	Ending balance
Brain KS Qualified Privately Placed Fund No.6	~~W~~	5,097	(5,041)	(56)	-	-	-
Shinhan Global Healthcare Fund 1		3,285	-	140	-	-	3,425
JB Power TL Investment Type Private Placement Special Asset Fund 7		17,484	(1,641)	418	-	-	16,261
IBK AONE convertable 1		5,906	-	229	-	-	6,135
Rico synergy collabo Multi-Mezzanine 3		5,290	-	287	-	-	5,577
KB NA Hickory Private Speical Asset Fund		34,360	(1,346)	1,137	-	-	34,151
GB Professional Private Investment Trust 6		8,588	(8,588)	-	-	-	-
Koramco Europe Core Private Placement Real Estate Fund No.2-2		18,616	(1,458)	1,715	-	-	18,873
SHBNPP Private Korea Equity Long-Short Professional Feeder		14,370	(14,325)	(45)	-	-	-
Shinhan-Stonebridge Petro PEF		18,681	(3,545)	859	-	-	15,995
BNP Paribas Cardif General Insurance		3,423	-	(1,013)	(17)	-	2,393
Axis Global Growth New Technology Investment Association		4,875	-	(58)	-	-	4,817
Polaris No7 Start up and Venture Private Equity Fund		4,338	(1,400)	219	-	-	3,157
Hermes Private Investment Equity Fund		7,065	-	(340)	-	-	6,725
SHC ULMUS Fund No.1		2,890	-	299	-	-	3,189
Shinhan-Nvestor Liquidity Solution Fund		2,689	2,000	(99)	-	-	4,590
Shinhan AIM FoF Fund 1a		4,351	1,700	184	-	-	6,235
Daishin Heim Qualified Investor Private Investment Trust No.1808		10,126	(10,297)	171	-	-	-
Heungkuk High Class Professional Trust Private Fund 37		9,438	(9,505)	67	-	-	-
IGIS Global Credit Fund 150-1		8,896	398	731	-	-	10,025
GX SHINHAN INTERVEST 1st Private Equity Fund		31,831	-	(2,700)	-	-	29,131
Soo Commerce Platform Growth Fund		6,378	-	(33)	-	-	6,345
Partner One Value up I Private Equity Fund		11,939	-	(35)	-	-	11,904
Genesis No.1 Private Equity Fund		45,758	308	(201)	-	-	45,865
GMB ICT New Technology Investment Fund		7,934	-	(59)	-	-	7,875
Soo Delivery Platform Growth Fund		8,983	(171)	59	-	-	8,871
Genesis North America Power Company No.1 PEF		20,824	(1,309)	1,581	-	-	21,096
Hyungje art printing(*1)		-	-	-	-	-	-
SHBNPP MAIN Professional Investment Type Private Mixed Asset Investment Trust No.3		6,204	14,147	(93)	-	-	20,258
Shinhan-Rhinos 1 Fund		-	3,000	197	-	-	3,197
Pacific Private Investment Trust No.20		-	4,142	197	-	-	4,339
Susung Mezzanine project P1 Private Investment Trust		-	4,000	119	-	-	4,119

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2019

(Unaudited)

(In millions of won)

12.  Investments in associates (continued)

(b) Changes in investments in associates for the nine-month period ended September 30, 2019 for the year ended December 31, 2018 were as follows (continued):

		2019
Investees		Beginning balance	Investment and dividend	Equity method income (loss)	Change in other comprehensive income	Impairment loss	Ending balance
KOREA FINANCE SECURITY	~~W~~	-	3,448	(168)	-	-	3,280
AIP Transportation Specialized Privately Placed Fund Trust #1		-	31,136	653	-	-	31,789
LIME NEPTUNE PROFESSIONALE PRIVATE 6		-	5,000	191	-	-	5,191
PCC S/W 2nd Fund		-	3,000	1	-	-	3,001
One Shinhan Global Fund 1		-	4,520	(77)	-	-	4,443
Daishin-K&T New Technology Investment Fund		-	7,000	(181)	-	-	6,819
Midas Asset Global CRE Debt Private Fund No.6		-	22,175	338	-	-	22,513
Balbec KPL Private Placement Global Personal Insolvency Repayment Plan Fund 2		-	3,772	61	-	-	3,833
Richmond Private Investment Trust No.82		-	15,000	454	-	-	15,454
Tiger Alternative Real Estate Professional Private5		-	19,876	(47)	-	-	19,829
Samchully Midstream Private Placement Special Asset Fund 5-4		-	29,791	940	-	-	30,731
SHBNPP Senior Loan Professional Investment Type Private Mixed Asset Investment Trust No.3		-	47,306	1,175	-	-	48,481
AUCTUS FITRIN Corporate Recovery Private Equity Fund		-	14,250	65	-	-	14,315
NH-Amundi Global Infrastructure Trust 14		-	17,924	167	-	-	18,091
Pacific Private Real Estate Fund Investment Trust No.30		-	14,466	442	-	-	14,908
Jarvis Memorial Private Investment Trust 1		-	10,000	149	-	-	10,149
Mastern Private Private Invetstment Trust 68		-	9,880	220	-	-	10,100
Vestas Qualified Investors Private Real Estate Fund Investment Trust No.37		-	4,434	10	-	-	4,444
Milestone Private Real Estate Fund 3 (Derivative Type)		-	17,458	140	-	-	17,598
IGIS Private Real Estate Investment Trust 286 (2 class)		-	10,100	(484)	-	-	9,616
Nomura-Rifa Private Real Estate Investment Trust 31 (2 class)		-	9,018	(22)	-	-	8,996
Lime Pricing Private Equity Fund		-	8,400	(42)	-	-	8,358
SHBNPP Senior Loan Professional Investment Type Private Mixed Asset Investment Trust No.2		-	42,124	-	-	-	42,124
DS Solid.II Hedge Fund		-	4,300	(43)	-	-	4,257
Hana Semiconductor New Technology Fund		-	13,000	(95)	-	-	12,905
J&Magnet Startup Venture Specialized Private Equity Fund		-	6,000	(21)	-	-	5,979
Others		82,790	(13,899)	17,280	-	-	86,171
	~~W~~	671,330	304,475	30,691	3,341	-	1,009,837

(*1) The Group has stopped recognizing its equity method income or loss due to the investees’ cumulative loss.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2019

(Unaudited)

(In millions of won)

12.  Investments in associates (continued)

(b) Changes in investments in associates for the nine-month period ended September 30, 2019 for the year ended December 31, 2018 were as follows (continued):

		2018
Investees		Beginning balance	Investment and dividend	Equity method income (loss)	Change in other comprehensive income(loss)	Impairment loss	Ending balance
BNP Paribas Cardif Life Insurance	~~W~~	52,616	(2,043)	783	(1,540)	-	49,816
Daewontos Co., Ltd.(*1)		-	-	-	-	-	-
Songrim Partners.(*1)		48	-	(48)	-		-
Neoplux Technology Valuation Investment Fund		13,470	6,000	(242)	(490)	-	18,738
JAEYOUNG SOLUTEC CO., LTD.		3,849	(2,865)	(836)	(148)	-	-
Partners 4th Growth Investment Fund		13,390	2,597	625	-	-	16,612
JAEYANG INDUSTRY(*1)		-	-	-	-	-	-
KTB Newlake Global Healthcare PEF		2,653	7,470	(238)	-	-	9,885
Daekwang Semiconductor Co., Ltd		3,824	-	(490)	-	-	3,334
Shinhan-Neoplux Energy Newbiz Fund		1,400	2,800	(226)	-	-	3,974
Shinhan-Albatross Tech Investment Fund		2,672	6,000	(70)	306	-	8,908
Asia Pacific No.39 Ship Investment Co., Ltd.		4,682	(4,803)	121	-	-	-
KCLAVIS Meister Fund No.17		3,039	-	44	-	-	3,083
SG No.9 Corporate Recovery Private Equity Fund		3,963	(3,102)	566	-	-	1,427
Plutus-SG Private Equity Fund		4,251	(132)	133	-	-	4,252
SG ARGES Private Equity Fund No.1		6,422	(2,295)	214	-	-	4,341
OST Progress- 2 Fund		4,895	(4,895)	-	-	-	-
Eum Private Equity Fund No.3		4,925	(277)	241	-	-	4,889
Richmond Private Yong in Retail Facility Real Estate Fund No.1		8,101	(10,286)	2,185	-	-	-
KTB Confidence Private Placement		6,403	(389)	387	(1,099)	-	5,302
Meritz AI-SingA330-A Investment Type Private Placement Special Asset Fund		6,757	(1,518)	193	-	-	5,432
Meritz AI-SingA330-B Investment Type Private Placement Special Asset Fund		8,387	(305)	347	-	-	8,429
Pine Asia Unsecured Individual Rehabilitation Bond Fund 18		6,012	(6,035)	23	-	-	-
VOGO DEBT STRATEGY QUALIFIED INV PRIVATE R/E INV TR 4		1,638	3,060	133	-	-	4,831
Platform Partners Brick Save Private Investment Trust		8,069	(496)	547	-	-	8,120
Synergy-Shinhan Mezzanine New Technology Investment Fund		4,999	5,000	150	-	-	10,149
The Asia Pacific Capital Fund II L.P.		7,307	(3,004)	(656)	2,602	(5,849)	400

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2019

(Unaudited)

(In millions of won)

12.  Investments in associates (continued)

(b) Changes in investments in associates for the nine-month period ended September 30, 2019 for the year ended December 31, 2018 were as follows (continued):

		2018
Investees		Beginning balance	Investment and dividend	Equity method income (loss)	Change in other comprehensive income	Impairment loss	Ending balance
Shinhan Praxis K-Growth Global Private Equity Fund	~~W~~	18,954	(7,473)	5,046	-	-	16,527
Credian Healthcare Private Equity Fund II		3,813	-	740	-	-	4,553
Kiwoom Milestone Professional Private Real Estate Trust 19		10,408	(199)	210	-	-	10,419
AIP EURO GREEN PRIVATE REAL ESTATE TRUST No.3		20,460	(1,253)	1,337	-	-	20,544
Brain Professional Private Trust No.4		5,847	(1,274)	671	-	-	5,244
Hanhwa US Equity Strategy Private Real Estate Fund No.1		25,479	(2,000)	2,753	-	-	26,232
Brain KS Qualified Privately Placed Fund No.6		4,805	-	292	-	-	5,097
M360 CRE Income Fund		153,905	(171,215)	6,183	11,127	-	-
Shinhan Global Healthcare Fund 1		3,407	-	(122)	-	-	3,285
JB Power TL Investment Type Private Placement Special Asset Fund 7		18,690	(2,075)	869	-	-	17,484
IBK AONE convertable 1		5,122	-	784	-	-	5,906
Rico synergy collabo Multi-Mezzanine 3		5,026	-	264	-	-	5,290
KB NA Hickory Private Speical Asset Fund		34,091	(1,560)	1,829	-	-	34,360
GB Professional Private Investment Trust 6		8,600	-	(12)	-	-	8,588
Koramco Europe Core Private Placement Real Estate Fund No.2-2		20,760	(2,357)	213	-	-	18,616
SHBNPP Private Korea Equity Long-Short Professional Feeder		4,861	9,412	97	-	-	14,370
Shinhan-Stonebridge Petro PEF		19,201	(1,133)	613	-	-	18,681
BNP Paribas Cardif General Insurance		4,429	-	(1,026)	20	-	3,423
Axis Global Growth New Technology Investment Association		4,953	-	(78)	-	-	4,875
Polaris No7 Start up and Venture Private Equity Fund		4,359	-	(21)	-	-	4,338
Hermes Private Investment Equity Fund		17,497	(5,158)	(5,274)	-	-	7,065
Shinhan AIM FoF Fund 1a		-	4,125	226	-	-	4,351
Daishin Heim Qualified Investor Private Investment Trust No.1808		-	9,786	340	-	-	10,126
Heungkuk High Class Professional Trust Private Fund 37		-	9,178	260	-	-	9,438
IGIS Global Credit Fund 150-1		-	8,529	367	-	-	8,896
GX SHINHAN INTERVEST 1st Private Equity Fund		-	34,900	(3,069)	-	-	31,831
Soo Commerce Platform Growth Fund		-	6,500	(122)	-	-	6,378
Partner One Value up I Private Equity Fund		-	12,000	(61)	-	-	11,939
Genesis No.1 Private Equity Fund		-	46,068	(310)	-	-	45,758
GMB ICT New Technology Investment Fund		-	8,000	(66)	-	-	7,934
Soo Delivery Platform Growth Fund		-	9,000	(17)	-	-	8,983

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2019

(Unaudited)

(In millions of won)

12.  Investments in associates (continued)

(b) Changes in investments in associates for the nine-month period ended September 30, 2019 for the year ended December 31, 2018 were as follows (continued):

		2018
Investees		Beginning balance	Investment and dividend	Equity method income (loss)	Change in other comprehensive income	Impairment loss	Ending balance
Genesis North America Power Company No.1 PEF	~~W~~	-	21,592	(768)	-	-	20,824
SHBNPP MAIN Professional Investment Type Private Mixed Asset Investment Trust No.3		-	6,300	(96)	-	-	6,204
Others(*2)		52,855	37,442	1,550	2	-	91,849
	~~W~~	631,294	17,617	17,488	10,780	(5,849)	671,330

(*1) The Group has stopped recognizing its equity method income or loss due to the investees’ cumulative loss.

(*2) Disposal by account reclassification includes non-cash flow.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2019

(Unaudited)

(In millions of won)

12.  Investments in associates (continued)

(c) Condensed statement of financial information as of and for the nine-month period ended September 30, 2019 and as of and for the year ended December 31, 2018 are as follows:

		2019
Investees		Asset	Liability	Operating revenue	Net profit (loss)	Other comprehen- sive income (loss)	Total comprehen- sive income (loss)
BNP Paribas Cardif Life Insurance	~~W~~	3,987,920	3,635,252	28,883	(808)	22,766	21,958
Neoplux Technology Valuation Investment Fund		50,629	493	3,952	(1,834)	740	(1,094)
Partners 4th Growth Investment Fund		65,651	738	12	(1,536)	-	(1,536)
KTB Newlake Global Healthcare PEF		37,582	151	320	46	-	46
DAEKWANG SEMICONDUCTOR CO., LTD.		23,161	7,339	2,999	(109)	-	(109)
Lodestone 1st Private Equity Fund		11,652	42	184	1,981	-	1,981
Shinhan-Neoplux Energy Newbiz Fund		28,399	315	20	(949)	-	(949)
Shinhan-Albatross Tech Investment Fund		17,845	180	1,246	717	(917)	(200)
KCLAVIS Meister Fund No.17		4,651	93	425	(357)	-	(357)
Plutus-SG Private Equity Fund		16,008	70	700	489	-	489
SG ARGES Private Equity Fund No.1		15,718	90	2,030	1,890	-	1,890
Eum Private Equity Fund No.3		23,637	3	1,630	1,358	-	1,358
KTB Confidence Private Placement		38,882	21,155	1,824	1,544	-	1,544
Meritz AI-SingA330-A Investment Type Private Placement Special Asset Fund		19,690	1	1,848	563	-	563
Meritz AI-SingA330-B Investment Type Private Placement Special Asset Fund		44,854	2	4,254	1,493	-	1,493
VOGO DEBT STRATEGY QUALIFIED INV PRIVATE R/E INV TR 4		51,591	31	6,266	2,796	-	2,796
ShinHan – Soo Young Entrepreneur Investment Fund No.1		18,338	-	278	(503)	-	(503)
Synergy-Shinhan Mezzanine New Technology Investment Fund		10,573	53	765	(1,117)	-	(1,117)
Shinhan Praxis K-Growth Global Private Equity Fund		51,423	183	14,729	10,000	-	10,000
Credian Healthcare Private Equity Fund II		6,969	1	1,510	1,022	-	1,022
Kiwoom Milestone Professional Private Real Estate Trust 19		59,523	38,918	827	(84)	-	(84)
AIP EURO GREEN PRIVATE REAL ESTATE TRUST No.3		100,868	210	12,806	7,130	-	7,130
Hanhwa US Equity Strategy Private Real Estate Fund No.1		58,138	39	11,061	2,267	-	2,267
Shinhan Global Healthcare Fund 1		77,933	351	2,931	3,174	-	3,174

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2019

(Unaudited)

(In millions of won)

12. Investments in associates (continued)

(c) Condensed statement of financial information as of and for the nine-month period ended September 30, 2019 and as of and for the year ended December 31, 2018 are as follows (continued) :

		2019
Investees		Asset	Liability	Operating revenue	Net profit (loss)	Other comprehen- sive income (loss)	Total comprehen- sive income (loss)
JB Power TL Investment Type Private Placement Special Asset Fund 7	~~W~~	50,930	2,147	10,525	1,255	-	1,255
IBK AONE convertable 1		12,983	-	1,091	507	-	507
Rico synergy collabo Multi-Mezzanine 3		11,151	3	867	573	-	573
KB NA Hickory Private Speical Asset Fund		97,626	6,555	15,647	3,033	-	3,033
Koramco Europe Core Private Placement Real Estate Fund No.2-2		45,164	2,291	6,682	3,896	-	3,896
Shinhan-Stonebridge Petro PEF		878,537	823	49,607	47,124	-	47,124
BNP Paribas Cardif General Insurance		43,539	19,613	12,564	(10,127)	(173)	(10,300)
Axis Global Growth New Technology Investment Association		15,126	1	1	(183)	-	(183)
Polaris No7 Start up and Venture Private Equity Fund		11,079	30	852	765	-	765
Hermes Private Investment Equity Fund		23,145	90	45	(1,169)	-	(1,169)
SHC ULMUS Fund No.1		10,842	-	1,136	1,016	-	1,016
Shinhan-Nvestor Liquidity Solution Fund		18,420	2	152	(398)	-	(398)
Shinhan AIM FoF Fund 1a		24,971	32	1,906	735	-	735
IGIS Global Credit Fund 150-1		42,731	2,631	5,768	2,923	-	2,923
GX SHINHAN INTERVEST 1st Private Equity Fund		115,274	-	5	(10,680)	-	(10,680)
Soo Commerce Platform Growth Fund		25,770	-	3	(133)	-	(133)
Partner One Value up I Private Equity Fund		42,809	158	347	(125)	-	(125)
Genesis No.1 Private Equity Fund		201,143	7	-	(882)	-	(882)
GMB ICT New Technology Investment Fund		29,436	-	2	(221)	-	(221)
Soo Delivery Platform Growth Fund		29,570	-	650	197	-	197
Genesis North America Power Company No.1 PEF		52,967	141	4,410	3,991	-	3,991
SHBNPP MAIN Professional Investment Type Private Mixed Asset Investment Trust No.3		87,504	685	1,633	(399)	-	(399)
Shinhan-Rhinos 1 Fund		14,220	-	938	875	-	875
Pacific Private Investment Trust No.20		19,976	16	914	913	-	913
Susung Mezzanine project P1 Private Investment Trust		10,018	-	317	290	-	290
KOREA FINANCE SECURITY		30,789	8,794	100,263	(995)	-	(995)
AIP Transportation Specialized Privately Placed Fund Trust #1		96,367	7,387	14,202	1,826	-	1,826
LIME NEPTUNE PROFESSIONALE PRIVATE 6		10,409	27	409	382	-	382

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2019

(Unaudited)

(In millions of won)

12.  Investments in associates (continued)

(c) Condensed statement of financial information as of and for the nine-month period ended September 30, 2019 and as of and for the year ended December 31, 2018 are as follows (continued) :

		2019
Investees		Asset	Liability	Operating revenue	Net profit (loss)	Other comprehen- sive income (loss)	Total comprehen- sive income (loss)
PCC S/W 2nd Fund	~~W~~	10,153	-	99	3	-	3
One Shinhan Global Fund 1		22,263	-	180	(387)	-	(387)
Daishin-K&T New Technology Investment Fund		54,924	33,103	17	(579)	-	(579)
Midas Asset Global CRE Debt Private Fund No.6		119,052	6,759	2,698	1,686	-	1,686
Balbec KPL Private Placement Global Personal Insolvency Repayment Plan Fund 2		3,875	3	94	62	-	62
Richmond Private Investment Trust No.82		50,661	24,904	1,210	757	-	757
Tiger Alternative Real Estate Professional Private5		40,763	56	2,744	(98)	-	(98)
Samchully Midstream Private Placement Special Asset Fund 5-4		71,653	55	8,412	2,162	-	2,162
SHBNPP Senior Loan Professional Investment Type Private Mixed Asset Investment Trust No.3		242,443	36	6,009	5,641	-	5,641
AUCTUS FITRIN Corporate Recovery Private Equity Fund		67,021	220	699	246	-	246
NH-Amundi Global Infrastructure Trust 14		60,331	29	1,078	557	-	557
Pacific Private Real Estate Fund Investment Trust No.30		40,030	275	1,199	1,181	-	1,181
Jarvis Memorial Private Investment Trust 1		10,262	12	162	150	-	150
Mastern Private Private Invetstment Trust 68		18,788	2	411	408	-	408
Vestas Qualified Investors Private Real Estate Fund Investment Trust No.37		7,408	1	178	16	-	16
Milestone Private Real Estate Fund 3 (Derivative Type)		55,045	156	505	437	-	437
IGIS Private Real Estate Investment Trust 286 (2 class)		74,845	51,709	1,470	(1,163)	-	(1,163)
Nomura-Rifa Private Real Estate Investment Trust 31 (2 class)		100,151	71,419	1,153	(67)	-	(67)
Lime Pricing Private Equity Fund		32,380	41	-	(161)	-	(161)
SHBNPP Senior Loan Professional Investment Type Private Mixed Asset Investment Trust No.2		198,221	176	-	-	-	-
DS Solid.II Hedge Fund		15,529	-	-	(158)	-	(158)
Hana Semiconductor New Technology Fund		53,111	-	5	(389)	-	(389)
J&Magnet Startup Venture Specialized Private Equity Fund		24,513	-	-	(87)	-	(87)

(*) As of September 30, 2019, the Group has discontinued the application of the equity method of accounting and excluded the financial information of the associates for which financial information is not available.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2019

(Unaudited)

(In millions of won)

12.  Investments in associates (continued)

(c) Condensed statement of financial information as of and for the nine-month period ended September 30, 2019 and as of and for the year ended December 31, 2018 are as follows (continued) :

		2018
Investees		Asset	Liability	Operating revenue	Net profit (loss)	Other comprehen- sive income (loss)	Total comprehen- sive income (loss)
BNP Paribas Cardif Life Insurance	~~W~~	3,995,746	3,662,567	53,756	5,191	(10,268)	(5,077)
Neoplux Technology Valuation Investment Fund		57,018	804	390	(724)	(1,969)	(2,693)
Partners 4th Growth Investment Fund		67,403	954	4,424	3,025	-	3,025
KTB Newlake Global Healthcare PEF		32,508	123	69	(793)	-	(793)
DAEKWANG SEMICONDUCTOR CO., LTD.		25,459	9,537	15,794	(2,341)	-	(2,341)
Shinhan-Neoplux Energy Newbiz Fund		17,347	315	19	(968)	-	(968)
Shinhan-Albatross Tech Investment Fund		18,009	182	299	(435)	917	482
KCLAVIS Meister Fund No.17		11,866	47	398	167	-	167
SG No.9 Corporate Recovery Private Equity Fund		5,566	181	-	2,136	-	2,136
Plutus-SG Private Equity Fund		16,012	69	778	499	-	499
SG ARGES Private Equity Fund No.1		18,085	46	-	888	-	888
Eum Private Equity Fund No.3		23,552	5	1,667	1,311	-	1,311
KTB Confidence Private Placement		38,559	21,054	506	256	(3,629)	(3,373)
Meritz AI-SingA330-A Investment Type Private Placement Special Asset Fund		22,739	1	1,451	62	-	62
Meritz AI-SingA330-B Investment Type Private Placement Special Asset Fund		41,809	2	3,027	1,044	-	1,044
VOGO DEBT STRATEGY QUALIFIED INV PRIVATE R/E INV TR 4		24,174	15	3,046	1,165	-	1,165
Platform Partners Brick Save Private Investment Trust		8,286	64	809	763	-	763
Synergy-Shinhan Mezzanine New Technology Investment Fund		21,312	-	553	331	-	331
The Asia Pacific Capital Fund II L.P.		1,674	86	1	(25,828)	-	(25,828)
Shinhan Praxis K-Growth Global Private Equity Fund		87,897	307	31,059	26,381	-	26,381
Credian Healthcare Private Equity Fund II		13,408	47	2,364	2,171	-	2,171
Kiwoom Milestone Professional Private Real Estate Trust 19		57,678	36,839	3,383	422	-	422
AIP EURO GREEN PRIVATE REAL ESTATE TRUST No.3		96,624	86	18,700	6,287	-	6,287

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2019

(Unaudited)

(In millions of won)

12.  Investments in associates (continued)

(c) Condensed statement of financial information as of and for the nine-month period ended September 30, 2019 and as of and for the year ended December 31, 2018 are as follows (continued) :

		2018
Investees		Asset	Liability	Operating revenue	Net profit (loss)	Other comprehen- sive income (loss)	Total comprehen- sive income (loss)
Brain Professional Private Trust No.4	~~W~~	19,113	46	4,306	2,435	-	2,435
Hanhwa US Equity Strategy Private Real Estate Fund No.1		58,575	77	10,098	6,139	-	6,139
Brain KS Qualified Privately Placed Fund No.6		10,089	-	812	477	-	477
Shinhan Global Healthcare Fund 1		74,409	-	4	(2,757)	-	(2,757)
JB Power TL Investment Type Private Placement Special Asset Fund 7		52,627	174	9,878	2,607	-	2,607
IBK AONE convertable 1		12,807	307	2,042	1,660	-	1,660
Rico synergy collabo Multi-Mezzanine 3		10,736	161	686	529	-	529
KB NA Hickory Private Speical Asset Fund		91,694	67	9,601	4,877	-	4,877
GB Professional Private Investment Trust 6		9,088	1	1	(13)	-	(13)
Koramco Europe Core Private Placement Real Estate Fund No.2-2		44,491	2,202	6,470	878	-	878
SHBNPP Private Korea Equity Long-Short Professional Feeder		77,465	10,728	18,729	728	-	728
Shinhan-Stonebridge Petro PEF		1,025,884	807	36,968	33,616	-	33,616
BNP Paribas Cardif General Insurance		51,211	16,986	10,972	(10,264)	196	(10,068)
Axis Global Growth New Technology Investment Association		15,308	-	1	(245)	-	(245)
Polaris No7 Start up and Venture Private Equity Fund		15,193	10	-	(75)	-	(75)
Hermes Private Investment Equity Fund		24,233	8	6	(18,025)	-	(18,025)
Shinhan AIM FoF Fund 1a		17,478	11	3,004	342	-	342
Daishin Heim Qualified Investor Private Investment Trust No.1808		29,770	405	806	741	-	741
Heungkuk High Class Professional Trust Private Fund 37		20,523	1,646	1,045	1,005	-	1,005
IGIS Global Credit Fund 150-1		35,453	27	3,457	214	-	214
GX SHINHAN INTERVEST 1st Private Equity Fund		125,954	-	6	(12,146)	-	(12,146)
Soo Commerce Platform Growth Fund		25,905	3	-	(497)	-	(497)
Partner One Value up I Private Equity Fund		42,776	-	326	(224)	-	(224)
Genesis No.1 Private Equity Fund		201,103	434	-	(1,360)	-	(1,360)
GMB ICT New Technology Investment Fund		29,657	-	3	(242)	-	(242)
Soo Delivery Platform Growth Fund		29,946	2	-	(56)	-	(56)
Genesis North America Power Company No.1 PEF		52,393	223	1	(1,922)	-	(1,922)
SHBNPP MAIN Professional Investment Type Private Mixed Asset Investment Trust No.3		26,826	237	2	(411)	-	(411)

(*) As of December 31, 2018, the Group has discontinued the application of the equity method of accounting and excluded the financial information of the associates for which financial information is not available.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2019

(Unaudited)

(In millions of won)

12.  Investments in associates (continued)

(d) Reconciliation of the financial information to the carrying values of its interests in the associates as of September 30, 2019 and December 31, 2018 are as follows:

		2019
Investees		Net assets (a)	Ownership (%)(b)	Interests in the net assets (a)*(b)	Intra-group transactions	Other	Carrying Value
BNP Paribas Cardif Life Insurance	~~W~~	352,668	14.99	52,884	(99)	-	52,785
Songrim Partners.(*1)		(62)	35.34	(22)	-	22	-
Neoplux Technology Valuation Investment Fund		50,136	33.33	16,712	-	-	16,712
Partners 4th Growth Investment Fund		64,913	25.00	16,228	-	-	16,228
KTB Newlake Global Healthcare PEF (*3)		37,431	30.00	11,229	-	170	11,399
DAEKWANG SEMICONDUCTOR CO., LTD.		15,822	20.94	3,313	-	-	3,313
Lodestone 1st Private Equity Fund		11,610	26.06	3,026	-	-	3,026
Shinhan-Neoplux Energy Newbiz Fund		28,084	23.33	6,553	-	-	6,553
Shinhan-Albatross Tech Investment Fund		17,665	50.00	8,846	-	-	8,846
KCLAVIS Meister Fund No.17		4,558	26.09	1,189	-	-	1,189
Plutus-SG Private Equity Fund		15,938	26.67	4,250	-	-	4,250
SG ARGES Private Equity Fund No.1		15,628	24.06	3,761	-	-	3,761
Eum Private Equity Fund No.3		23,634	20.76	4,907	-	-	4,907
KTB Confidence Private Placement		17,727	31.43	5,571	-	-	5,571
Meritz AI-SingA330-A Investment Type Private Placement Special Asset Fund		19,689	23.89	4,703	-	-	4,703
Meritz AI-SingA330-B Investment Type Private Placement Special Asset Fund		44,852	20.16	9,043	-	-	9,043
VOGO DEBT STRATEGY QUALIFIED INV PRIVATE R/E INV TR 4		51,560	20.00	10,312	-	-	10,312
ShinHan – Soo Young Entrepreneur Investment Fund No.1		18,338	24.00	4,401	-	-	4,401
Synergy-Shinhan Mezzanine New Technology Investment Fund		10,520	47.62	5,010	-	-	5,010
Shinhan Praxis K-Growth Global Private Equity Fund		51,240	18.87	9,668	-	-	9,668
Credian Healthcare Private Equity Fund II		6,968	34.07	2,374	-	-	2,374
Kiwoom Milestone Professional Private Real Estate Trust 19		20,605	50.00	10,302	-	-	10,302
AIP EURO GREEN PRIVATE REAL ESTATE TRUST No.3		100,658	21.28	21,421	-	-	21,421

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2019

(Unaudited)

(In millions of won)

12.  Investments in associates (continued)

(d) Reconciliation of the financial information to the carrying values of its interests in the associates as of September 30, 2019 and December 31, 2018 are as follows (continued) :

		2019
Investees		Net assets (a)	Ownership (%)(b)	Interests in the net assets (a)*(b)	Intra-group transactions	Other	Carrying Value
Hanhwa US Equity Strategy Private Real Estate Fund No.1	~~W~~	58,099	44.99	26,140	-	-	26,140
Shinhan Global Healthcare Fund 1		77,582	4.41	3,425	-	-	3,425
JB Power TL Investment Type Private Placement Special Asset Fund 7		48,783	33.33	16,261	-	-	16,261
IBK AONE convertable 1		12,983	47.25	6,135	-	-	6,135
Rico synergy collabo Multi-Mezzanine 3		11,148	50.03	5,577	-	-	5,577
KB NA Hickory Private Speical Asset Fund		91,071	37.50	34,151	-	-	34,151
Koramco Europe Core Private Placement Real Estate Fund No.2-2		42,873	44.02	18,873	-	-	18,873
Shinhan-Stonebridge Petro PEF		877,714	1.82	15,995	-	-	15,995
BNP Paribas Cardif General Insurance		23,926	10.00	2,393	-	-	2,393
Axis Global Growth New Technology Investment Association		15,125	31.85	4,817	-	-	4,817
Polaris No7 Start up and Venture Private Equity Fund		11,049	28.57	3,157	-	-	3,157
Hermes Private Investment Equity Fund		23,055	29.17	6,725	-	-	6,725
SHC ULMUS Fund No.1		10,842	29.41	3,189	-	-	3,189
Shinhan-Nvestor Liquidity Solution Fund		18,418	24.92	4,590	-	-	4,590
Shinhan AIM FoF Fund 1a		24,939	25.00	6,235	-	-	6,235
IGIS Global Credit Fund 150-1		40,100	25.00	10,025	-	-	10,025
GX SHINHAN INTERVEST 1st Private Equity Fund		115,274	25.27	29,131	-	-	29,131
Soo Commerce Platform Growth Fund		25,770	24.62	6,345	-	-	6,345
Partner One Value up I Private Equity Fund		42,651	27.91	11,904	-	-	11,904
Genesis No.1 Private Equity Fund		201,136	22.80	45,865	-	-	45,865
GMB ICT New Technology Investment Fund		29,436	26.75	7,875	-	-	7,875
Soo Delivery Platform Growth Fund		29,570	30.00	8,871	-	-	8,871
Genesis North America Power Company No.1 PEF		52,826	39.92	21,096	-	-	21,096
Hyungje art printing(*2)		(264)	31.54	(83)	-	83	-
SHBNPP MAIN Professional Investment Type Private Mixed Asset Investment Trust No.3		86,819	23.33	20,258	-	-	20,258
Shinhan-Rhinos 1 Fund		14,220	22.48	3,197	-	-	3,197
Pacific Private Investment Trust No.20		19,960	21.74	4,339	-	-	4,339

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2019

(Unaudited)

(In millions of won)

12.  Investments in associates (continued)

(d) Reconciliation of the financial information to the carrying values of its interests in the associates as of September 30, 2019 and December 31, 2018 are as follows (continued) :

		2019
Investees		Net assets (a)	Ownership (%)(b)	Interests in the net assets (a)*(b)	Intra-group transactions	Other	Carrying Value
Susung Mezzanine project P1 Private Investment Trust	~~W~~	10,018	41.04	4,119	-	-	4,119
KOREA FINANCE SECURITY		21,995	14.91	3,280	-	-	3,280
AIP Transportation Specialized Privately Placed Fund Trust #1		88,980	35.73	31,789	-	-	31,789
LIME NEPTUNE PROFESSIONALE PRIVATE 6		10,382	50.00	5,191	-	-	5,191
PCC S/W 2nd Fund		10,153	29.56	3,001	-	-	3,001
One Shinhan Global Fund 1		22,263	19.98	4,443	-	-	4,443
Daishin-K&T New Technology Investment Fund		21,821	31.25	6,819	-	-	6,819
Midas Asset Global CRE Debt Private Fund No.6		112,293	20.05	22,513	-	-	22,513
Balbec KPL Private Placement Global Personal Insolvency Repayment Plan Fund 2		3,872	99.01	3,833	-	-	3,833
Richmond Private Investment Trust No.82		25,757	60.00	15,454	-	-	15,454
Tiger Alternative Real Estate Professional Private5		40,707	48.71	19,829	-	-	19,829
Samchully Midstream Private Placement Special Asset Fund 5-4		71,598	42.92	30,731	-	-	30,731
SHBNPP Senior Loan Professional Investment Type Private Mixed Asset Investment Trust No.3		242,407	20.00	48,481	-	-	48,481
AUCTUS FITRIN Corporate Recovery Private Equity Fund		66,801	21.43	14,315	-	-	14,315
NH-Amundi Global Infrastructure Trust 14		60,302	30.00	18,091	-	-	18,091
Pacific Private Real Estate Fund Investment Trust No.30		39,755	37.50	14,908	-	-	14,908
Jarvis Memorial Private Investment Trust 1		10,250	99.01	10,149	-	-	10,149
Mastern Private Private Invetstment Trust 68		18,786	53.76	10,100	-	-	10,100
Vestas Qualified Investors Private Real Estate Fund Investment Trust No.37		7,407	60.00	4,444	-	-	4,444
Milestone Private Real Estate Fund 3 (Derivative Type)		54,889	32.06	17,598	-	-	17,598
IGIS Private Real Estate Investment Trust 286 (2 class)		23,136	41.56	9,616	-	-	9,616
Nomura-Rifa Private Real Estate Investment Trust 31 (2 class)		28,732	31.31	8,996	-	-	8,996
Lime Pricing Private Equity Fund		32,339	25.85	8,358	-	-	8,358
SHBNPP Senior Loan Professional Investment Type Private Mixed Asset Investment Trust No.2		198,045	21.27	42,124	-	-	42,124
DS Solid.II Hedge Fund		15,529	27.41	4,257	-	-	4,257
Hana Semiconductor New Technology Fund		53,111	24.30	12,905	-	-	12,905
J&Magnet Startup Venture Specialized Private Equity Fund		24,513	24.39	5,979	-	-	5,979
Others		312,386	-	86,171	-	-	86,171
	~~W~~	4,613,514		1,009,661	(99)	275	1,009,837

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2019

(Unaudited)

(In millions of won)

12.  Investments in associates (continued)

(d) Reconciliation of the financial information to the carrying values of its interests in the associates as of September 30, 2019 and December 31, 2018 are as follows (continued) :

(*1) Other adjustments represent the unrecognized equity method losses because the Group has stopped recognizing its equity method losses as the balance of the investment has been reduced to zero.

(*2) Other on this investee represents the cumulative losses as the Group has stopped the equity method, and its carrying value becomes zero due to the adjustment for the difference between the cost of the investment and the Group’s interests in the net carrying value of the investee’s assets and liabilities at the investment date.

(*3) Other adjustments represent the difference between the cost of the investment and the Group’s interests in the net carrying value of the investee’s assets and liabilities at the investment date.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2019

(Unaudited)

(In millions of won)

12.  Investments in associates (continued)

(d) Reconciliation of the financial information to the carrying values of its interests in the associates as of September 30, 2019 and December 31, 2018 are as follows (continued) :

		2018
Investees		Net assets (a)	Ownership (%)(b)	Interests in the net assets (a)*(b)	Intra-group transactions	Other	Carrying Value
BNP Paribas Cardif Life Insurance	~~W~~	333,179	14.99	49,952	(136)	-	49,816
Daewontos Co., Ltd.(*1)		(2,092)	36.33	(760)	-	760	-
Songrim Partners.(*1)		(23)	35.34	(8)	-	8	-
Neoplux Technology Valuation Investment Fund		56,214	33.33	18,738	-	-	18,738
Partners 4th Growth Investment Fund		66,449	25.00	16,612	-	-	16,612
JAEYANG INDUSTRY(*2)		(2,571)	25.90	(666)	-	666	-
KTB Newlake Global Healthcare PEF(*3)		32,385	30.00	9,715	-	170	9,885
DAEKWANG SEMICONDUCTOR CO., LTD.		15,922	20.94	3,334	-	-	3,334
Shinhan-Neoplux Energy Newbiz Fund		17,032	23.33	3,974	-	-	3,974
Shinhan-Albatross Tech Investment Fund		17,827	50.00	8,908	-	-	8,908
KCLAVIS Meister Fund No.17		11,819	26.09	3,083	-	-	3,083
SG No.9 Corporate Recovery Private Equity Fund		5,385	26.49	1,427	-	-	1,427
Plutus-SG Private Equity Fund		15,943	26.67	4,252	-	-	4,252
SG ARGES Private Equity Fund No.1		18,039	24.06	4,341	-	-	4,341
Eum Private Equity Fund No.3		23,547	20.76	4,889	-	-	4,889
KTB Confidence Private Placement		17,505	30.29	5,302	-	-	5,302
Meritz AI-SingA330-A Investment Type Private Placement Special Asset Fund		22,738	23.89	5,432	-	-	5,432
Meritz AI-SingA330-B Investment Type Private Placement Special Asset Fund		41,807	20.16	8,429	-	-	8,429
VOGO DEBT STRATEGY QUALIFIED INV PRIVATE R/E INV TR 4		24,159	20.00	4,831	-	-	4,831
Platform Partners Brick Save Private Investment Trust		8,222	98.77	8,120	-	-	8,120
Synergy-Shinhan Mezzanine New Technology Investment Fund		21,312	47.62	10,149	-	-	10,149
The Asia Pacific Capital Fund II L.P.		1,588	25.18	400	-	-	400
Shinhan Praxis K-Growth Global Private Equity Fund		87,590	18.87	16,527	-	-	16,527
Credian Healthcare Private Equity Fund II		13,361	34.07	4,553	-	-	4,553
Kiwoom Milestone Professional Private Real Estate Trust 19		20,839	50.00	10,419	-	-	10,419
AIP EURO GREEN PRIVATE REAL ESTATE TRUST No.3		96,538	21.28	20,544	-	-	20,544

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2019

(Unaudited)

(In millions of won)

12.  Investments in associates (continued)

(d) Reconciliation of the financial information to the carrying values of its interests in the associates as of September 30, 2019 and December 31, 2018 are as follows (continued) :

		2018
Investees		Net assets (a)	Ownership (%)(b)	Interests in the net assets (a)*(b)	Intra-group transactions	Other	Carrying Value
Brain Professional Private Trust No.4	~~W~~	19,067	27.50	5,244	-	-	5,244
Hanhwa US Equity Strategy Private Real Estate Fund No.1		58,498	44.84	26,232	-	-	26,232
Brain KS Qualified Privately Placed Fund No.6		10,089	50.00	5,097	-	-	5,097
Shinhan Global Healthcare Fund 1		74,409	4.41	3,285	-	-	3,285
JB Power TL Investment Type Private Placement Special Asset Fund 7		52,453	33.33	17,484	-	-	17,484
IBK AONE convertable 1		12,500	47.25	5,906	-	-	5,906
Rico synergy collabo Multi-Mezzanine 3		10,575	50.03	5,290	-	-	5,290
KB NA Hickory Private Speical Asset Fund		91,627	37.50	34,360	-	-	34,360
GB Professional Private Investment Trust 6		9,087	94.51	8,588	-	-	8,588
Koramco Europe Core Private Placement Real Estate Fund No.2-2		42,289	44.02	18,616	-	-	18,616
SHBNPP Private Korea Equity Long-Short Professional Feeder		66,737	21.52	14,370	-	-	14,370
Shinhan-Stonebridge Petro PEF		1,025,077	1.82	18,681	-	-	18,681
BNP Paribas Cardif General Insurance		34,225	10.00	3,423	-	-	3,423
Axis Global Growth New Technology Investment Association		15,308	31.85	4,875	-	-	4,875
Polaris No7 Start up and Venture Private Equity Fund		15,183	28.57	4,338	-	-	4,338
Hermes Private Investment Equity Fund		24,225	29.17	7,065	-	-	7,065
Shinhan AIM FoF Fund 1a		17,467	24.91	4,351	-	-	4,351
Daishin Heim Qualified Investor Private Investment Trust No.1808		29,365	34.48	10,126	-	-	10,126
Heungkuk High Class Professional Trust Private Fund 37		18,877	50.00	9,438	-	-	9,438
IGIS Global Credit Fund 150-1		35,426	25.11	8,896	-	-	8,896
GX SHINHAN INTERVEST 1st Private Equity Fund		125,954	25.27	31,831	-	-	31,831
Soo Commerce Platform Growth Fund		25,902	24.62	6,378	-	-	6,378
Partner One Value up I Private Equity Fund		42,776	27.91	11,939	-	-	11,939
Genesis No.1 Private Equity Fund		200,669	22.80	45,758	-	-	45,758
GMB ICT New Technology Investment Fund		29,657	26.75	7,934	-	-	7,934
Soo Delivery Platform Growth Fund		29,944	30.00	8,983	-	-	8,983
Genesis North America Power Company No.1 PEF		52,170	39.92	20,824	-	-	20,824
SHBNPP MAIN Professional Investment Type Private Mixed Asset Investment Trust No.3		26,589	23.33	6,204	-	-	6,204
Others		315,179	-	91,483	-	366	91,849
	~~W~~	3,476,038	-	669,496	(136)	1,970	671,330

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2019

(Unaudited)

(In millions of won)

12.  Investments in associates (continued)

(d) Reconciliation of the financial information to the carrying values of its interests in the associates as of September 30, 2019 and December 31, 2018 are as follows (continued) :

(*1) Other adjustments represent the unrecognized equity method losses because the Group has stopped recognizing its equity method losses as the balance of the investment has been reduced to zero.

(*2) Other on this investee represents the cumulative losses as the Group has stopped the equity method, and its carrying value becomes zero due to the adjustment for the difference between the cost of the investment and the Group’s interests in the net carrying value of the investee’s assets and liabilities at the investment date.

(*3) Other adjustments represent the difference between the cost of the investment and the Group’s interests in the net carrying value of the investee’s assets and liabilities at the investment date.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2019

(Unaudited)

(In millions of won)

12.  Investments in associates (continued)

(e) The unrecognized equity method losses as of and for the nine-month period ended September 30, 2019 and as of and for the year ended December 31, 2018 are as follows:

		2019
Investees		Unrecognized equity method losses	Cumulative unrecognized equity method losses
Songrim Partners.	~~W~~	(14)	(22)
Hyungje art printing		(46)	(46)
	~~W~~	(60)	(68)

		2018
Investees		Unrecognized equity method losses	Cumulative unrecognized equity method losses
Daewontos Co., Ltd.(*)	~~W~~	-	(760)
JAEYANG INDUSTRY(*)		-	(18)
Songrim Partners.		(8)	(8)
	~~W~~	(8)	(786)

(*) Excluded from associates due to disposal of all ownership interest or disposal of partial interest (loss of significant influence).

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2019

(Unaudited)

(In millions of won)

13. Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss as of September 30, 2019 and December 31, 2018 are as follows:

		2019	2018
Securities sold:	~~W~~
Stocks		603,579	488,873
Bonds		507,294	440,382
Others		35,278	32,117
		1,146,151	961,372
Gold deposits		498,718	458,934
	~~W~~	1,644,869	1,420,306

14. Financial liabilities designated at fair value through profit or loss

Financial liabilities designated at fair value through profit or loss as of September 30, 2019 and December 31, 2018 are as follows:

		2019	2018	Reason for designation
Equity-linked securities sold	~~W~~	6,056,897	6,439,292	Derivatives-combined securities
Securities sold with embedded derivatives		2,770,409	2,096,508	Derivatives-combined securities
	~~W~~	8,827,306	8,535,800

(*) The Group designated those financial liabilities as measured at fair value at acquisition date or subsequently in accordance with K-IFRS 1109 par.6.7.1

Maximum exposure of credit risk of financial liabilities designated at fair value through profit or loss ~~W~~8,827,306 million as of September 30, 2019. Changes in values of financial liabilities designated at fair value through profit or loss from such risk are ~~W~~374 million and accumulated changes are ~~W~~139 million as of September 30, 2019.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2019

(Unaudited)

(In millions of won)

15. Debt securities issued

Debt securities issued as of September 30, 2019 and December 31, 2018 are as follows:

	2019
	Interest rate (%)		Amount
Debt securities issued in won:
Debt securities issued	0.77~8.00	~~W~~	57,929,826
Subordinated debt securities issued	2.20~4.60		4,370,145
Gain and loss on fair value hedges			(86,702)
Bond issuance cost			(68,812)
			62,144,457
Debt securities issued in foreign currencies:
Debt securities issued	0.01 ~4.01		6,355,354
Subordinated debt securities issued	3.34~5.10		3,928,900
Gain and loss on fair value hedges			199,914
Bond issuance cost			(43,746)
			10,440,422

		~~W~~	72,584,879

	2018
	Interest rate (%)		Amount
Debt securities issued in won:
Debt securities issued	0.00~8.00	~~W~~	50,661,472
Subordinated debt securities issued	2.20~4.60		4,400,145
Gain and loss on fair value hedges			(206,985)
Bond issuance cost			(84,962)
			54,769,670
Debt securities issued in foreign currencies:
Debt securities issued	0.20~4.01		6,278,680
Subordinated debt securities issued	3.75~5.00		2,271,799
Gain and loss on fair value hedges			(55,251)
Bond issuance cost			(37,199)
			8,458,029

		~~W~~	63,227,699

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2019

(Unaudited)

(In millions of won)

16. Employee benefits

(a) Defined benefit obligations and plan assets

Defined benefit obligations and plan assets as of September 30, 2019 and December 31, 2018 are as follows:

		2019	2018
Present value of defined benefit obligations	~~W~~	2,018,966	1,841,982
Fair value of plan assets		(1,781,589)	(1,714,634)
Recognized liabilities for defined benefit obligations	~~W~~	237,377	127,348

(b) Expenses recognized in profit or loss for the three-month and nine-month periods ended September 30, 2019 and 2018 are as follows:

		2019		2018
		Three-month period	Nine-month period	Three-month period	Nine-month period
Current service costs	~~W~~	41,891	128,478	36,441	114,722
Net interest expense		1,626	3,178	(953)	(3,957)
Past service cost		-	102	-	-
Settlement gain or loss		-	(29)	-	-
	~~W~~	43,517	131,729	35,488	110,765

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2019

(Unaudited)

(In millions of won)

17. Provisions

(a) Provisions as of September 30, 2019 and December 31, 2018 are as follows:

		2019	2018
Asset retirement obligations	~~W~~	62,368	49,183
Expected loss related to litigation		26,142	25,554
Unused credit commitments		260,454	232,347
Financial guarantee contracts issued		111,600	115,325
Others		110,597	86,007
	~~W~~	571,161	508,416

(b) Changes in provision for unused credit commitments and financial guarantee contracts issued for the nine-month period ended September 30, 2019 are as follows:

	2019
		Unused credit commitments			Financial guarantee contracts issued			Total
		12 month expected credit loss	Life time expected credit loss	Impaired financial asset	12 month expected credit loss	Life time expected credit loss	Impaired financial asset

Beginning allowance	~~W~~	126,402	100,808	5,137	64,194	5,904	1,757	304,202
Transfer to 12 month expected credit loss		39,875	(39,780)	(95)	2,501	(2,501)	-	-
Transfer to life time expected credit loss		(9,655)	9,682	(27)	(2,649)	2,649	-	-
Transfer to impaired financial asset		(259)	(1,076)	1,335	(7)	-	7	-
Provided (reversed)		(24,171)	46,211	4,005	(2,207)	3,337	(671)	26,504
FX change		1,685	377	-	2,612	723	214	5,611
OtOthers (*1)		-	-	-	2,600	(795)	(225)	1,580
Ending balance	~~W~~	133,877	116,222	10,355	67,044	9,317	1,082	337,897

(*1) Includes newly issued financial guarantee contracts measured at fair value, and discount unwinding effect as matured.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2019

(Unaudited)

(In millions of won)

17.  Provisions (continued)

(c) Changes in provision for unused credit commitments and financial guarantee contracts issued for the year ended December 31, 2018 are as follows:

		2018
		Unused credit commitments			Financial guarantee contracts issued			Total
		12 month expected credit loss	Life time expected credit loss	Impaired financial asset	12 month expected credit loss	Life time expected credit loss	Impaired financial asset

Beginning allowance	~~W~~	124,492	96,010	2,137	31,456	3,368	2,464	259,927
Transfer to 12 month expected credit loss		42,514	(42,057)	(457)	1,140	(1,140)	-	-
Transfer to life time expected credit loss		(8,899)	8,976	(77)	(1,804)	1,804	-	-
Transfer to impaired financial asset		(213)	(802)	1,015	(13)	-	13	-
Provided(reversed)		(32,070)	38,576	2,519	(3,964)	455	(690)	4,826
FX change		578	105	-	758	481	449	2,371
Others (*1)		-	-	-	36,621	936	(479)	37,078
Ending balance	~~W~~	126,402	100,808	5,137	64,194	5,904	1,757	304,202

(*1) Includes newly issued financial guarantee contracts measured at fair value, and discount unwinding effect as matured.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2019

(Unaudited)

(In millions of won)

18. Liabilities under insurance contracts

(a) Insurance liabilities as of September 30, 2019 and December 31, 2018 are as follows:

		2019	2018
Policy reserve	~~W~~	51,790,340	26,211,044
Policyholder’s equity adjustment		96,413	7,838
	~~W~~	51,886,753	26,218,882

(b) Income or expenses on insurance contracts for the three-month and nine-month periods ended September 30, 2019 and 2018 are as follows:

		2019		2018
		Three-month period	Nine-month period	Three-month period	Nine-month period
Insurance income
Premium income	~~W~~	1,801,163	5,621,260	1,077,532	3,282,966
Reinsurance income		35,890	103,912	2,260	7,208
Separate account income		11,194	30,130	6,903	27,010
		1,848,247	5,755,302	1,086,695	3,317,184
Insurance expenses
Claims paid		(1,437,864)	(3,988,120)	(599,361)	(1,854,567)
Reinsurance premium expenses		(41,880)	(122,319)	(4,568)	(13,498)
Provision for policy reserves(*1)		(319,166)	(1,424,773)	(442,270)	(1,337,137)
Separate account expenses		(11,192)	(30,129)	(6,901)	(27,008)
Discount charge		(36)	(420)	(169)	(505)
Acquisition costs		(193,229)	(598,287)	(102,313)	(345,316)
Collection expenses		(4,780)	(14,268)	(3,945)	(12,054)
Deferred acquisition costs		119,733	367,263	64,422	216,498
Amortization of deferred acquisition costs		(93,206)	(279,472)	(93,899)	(291,738)
		(1,981,620)	(6,090,525)	(1,189,004)	(3,665,325)

Net loss on insurance	~~W~~	(133,373)	(335,223)	(102,309)	(348,141)

(*1) Includes the interest expenses from liabilities under insurance contracts of the life insurance subsidiaries      (~~W~~ 1,453,819 million and ~~W~~ 719,553 million for the nine-month periods ended September 30, 2019 and 2018, respectively).

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2019

(Unaudited)

(In millions of won)

19. Equity

(a) Equity as of September 30, 2019 and December 31, 2018 are as follows:

		2019	2018
Capital stock:
Common stock	~~W~~	2,370,998	2,370,998
Preferred stock(*1)		361,465	274,055
		2,732,463	2,645,053

Hybrid bond		1,731,235	1,531,759

Capital surplus:
Share premium(*1)		10,155,150	9,494,769
Others		410,203	400,719
		10,565,353	9,895,488

Capital adjustments(*2)		(1,116,845)	(552,895)

Accumulated other comprehensive income, net of tax:
Gain on financial assets at fair value through other comprehensive income		467,757	2,958
Gain (loss) on financial assets at fair value through profit or loss (overlay approach)		76,251	(79,057)
Equity in other comprehensive income of associates		8,108	4,883
Foreign currency translation adjustments for foreign operations		(124,530)	(321,853)
Net loss from cash flow hedges		(45,890)	(17,751)
Other comprehensive loss of separate account		18,794	4,112
Remeasurement of defined benefit liabilities		(394,488)	(346,682)
Changes in own credit risk on financial liabilities designated under fair value option		(101)	170
		5,901	(753,220)

Retained earnings		25,026,937	22,959,440

Non-controlling interest(*3)		2,752,081	925,805
	~~W~~	41,697,125	36,651,430

(*1) For the nine-month period ended September 30, 2019, ~~W~~750,000 million scale of convertible preferred share was issued. Investors may claim the conversion after one year from the date of issue to the day before the fourth year from the date of issue and convertible shares not converted until the fourth year from the date of issue will be automatically converted on the day of the fourth year from the date of issue.

(*2) The Group acquired treasury stocks through a treasury stock trust for the nine-month period ended September 30, 2019 and for the year ended December 31, 2018 and has recognized the consideration paid in equity, directly.  The Group entered into a shareholders’ agreement to acquire additional shares in the Asia Trust Co., Ltd., resulting in decrease of ~~W~~125,829 in capital adjustment for the nine-month period ended September 30, 2019.

(*3) The non-controlling interest of ~~W~~1,249,467 million increased due to business combination with Orange Life Insurance Co., and Asia Trust Co., Ltd. for the nine-month period ended September 30, 2019. (Note 31)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2019

(Unaudited)

(In millions of won)

19.  Equity (continued)

(b) Hybrid bonds

Hybrid bonds classified as other equity instruments as of September 30, 2019 and December 31, 2018 are as follows:

Issue date	Maturity date	Interest rate (%)		2019	2018
June 25, 2015	June 25, 2045	4.38	~~W~~	199,455	199,455
September 15, 2017	-	3.77		134,683	134,683
September 15, 2017	-	4.25		89,783	89,783
April 13, 2018	-	4.08		134,678	134,678
April 13, 2018	-	4.56		14,955	14,955
August 29, 2018	-	4.15		398,679	398,679
June 28, 2019	-	3.27		199,476	-
August 13, 2018	-	5.88		559,526	559,526
			~~W~~	1,731,235	1,531,759

The hybrid bonds above can be repaid early after 5 or 10 years from the date of issuance, and the Group has an unconditional right to extend the maturity under the same condition. In addition, if the determination has been made that dividend is not paid for common shares, then the interest for the above bonds also is not paid.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2019

(Unaudited)

(In millions of won)

19. Equity (continued)

(c) Changes in accumulated other comprehensive income for the nine-month period ended September 30, 2019 and for the year ended December 31, 2018 are as follows:

		2019
			Items that are or may be reclassified to profit or loss					Items that will never be reclassified to profit or loss				Total
		Gain(loss) on financial asset at fair value through other comprehensive income	Gain(loss) on financial asset at fair value through profit or loss (overlay approach)	Equity in other comprehensive income of associates	Foreign currency translation adjustments for foreign operations	Net loss from cash flow hedges	Other comprehensive income of separate account	Remeasurements of the defined benefit plans	Equity in other comprehensive income of associates	Gain (loss) on financial asset at fair value through other comprehe-nsive income	Changes in own credit risk on financial liabilities designated under fair value option
Beginning balance	~~W~~	(51,300)	(79,057)	4,891	(321,853)	(17,751)	4,112	(346,682)	(8)	54,258	170	(753,220)
Change due to fair value		782,917	250,401	3,351	-	-	20,251	-	(11)	30,557	(374)	1,087,092
Reclassification:
Change due to impairment or disposal		(22,498)	-	-	-	-	-	-	-	-	-	(22,498)
Effect of hedge accounting		-	-	-	-	(157,174)	-	-	-	-	-	(157,174)
Hedging		(7,285)	-	-	(98,791)	115,076	-	-	-	-	-	9,000
Effects from exchange rate fluctuations		-	-	-	286,381	-	-	-	-	774	-	287,155
Remeasurements of the defined benefit plans		-	-	-	-	-	-	(65,933)	-	-	-	(65,933)
Deferred income taxes		(200,342)	(87,360)	(118)	10,874	11,992	(5,569)	18,280	3	(10,356)	103	(262,493)
Transfer to other account		-	-	-	-	-	-	-	-	5,772	-	5,772
Non-controlling interests		(114,740)	(7,733)	-	(1,141)	1,967	-	(153)	-	-	-	(121,800)
Ending balance	~~W~~	386,752	76,251	8,124	(124,530)	(45,890)	18,794	(394,488)	(16)	81,005	(101)	5,901

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2019

(Unaudited)

(In millions of won)

19.  Equity (continued)

(c) Changes in accumulated other comprehensive income for the nine-month period ended September 30, 2019 and for the year ended December 31, 2018 are as follows (continued) :

		2018
			Items that are or may be reclassified to profit or loss					Items that will never be reclassified to profit or loss				Total
		Gain(loss) on financial asset at fair value through other comprehensive income	Gain(loss) on financial asset at fair value through profit or loss (overlay approach)	Equity in other comprehensive income of associates	Foreign currency translation adjustments for foreign operations	Net loss from cash flow hedges	Other comprehensive income of separate account	Remeasurements of the defined benefit plans	Equity in other comprehensive income of associates	Gain (loss) on financial asset at fair value through other comprehe-nsive income	Changes in own credit risk on financial liabilities designated under fair value option
Beginning balance	~~W~~	(211,003)	(24,724)	(2,516)	(342,318)	2,441	(4,564)	(253,995)	(46)	31,533	(1,553)	(806,745)
Change due to fair value		225,173	(74,942)	(2,327)	-	-	11,967	-	39	25,077	2,376	187,363
Reclassification:
Change due to impairment or disposal		15,812	-	13,103	-	(91,011)	-	-	-	-	-	(62,096)
Effect of hedge accounting		-	-	-	-	(1,261)	-	-	-	-	-	(1,261)
Hedging		(2,365)	-	-	(35,879)	60,501	-	-	-	-	-	22,257
Effects from exchange rate fluctuations		1,733	-	-	45,904	-	-	-	-	423	-	48,060
Remeasurements of the defined benefit plans		-	-	-	-	-	-	(128,139)	-	-	-	(128,139)
Deferred income taxes		(79,345)	20,609	(3,369)	9,958	11,579	(3,291)	35,041	(11)	(5,410)	(653)	(14,892)
Transfer to other account		-	-	-	-	-	-	-	10	2,635	-	2,645
Non-controlling interests		(1,305)	-	-	482	-	-	411	-	-	-	(412)
Ending balance	~~W~~	(51,300)	(79,057)	4,891	(321,853)	(17,751)	4,112	(346,682)	(8)	54,258	170	(753,220)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2019

(Unaudited)

(In millions of won, except per share data)

19.  Equity (continued)

(d) Regulatory reserve for loan losses

In accordance with Regulations for the Supervision of Financial Institutions, the Group reserves the difference between allowance for credit losses by K-IFRS and that as required by the Regulations at the account of regulatory reserve for loan losses in retained earnings.

i) Changes in regulatory reserve for loan losses including non-controlling interests for the nine-month period ended September 30, 2019 and the year ended December 31, 2018 are as follows:

		2019	2018
Beginning balance	~~W~~	2,844,690	2,885,018
K-IFRS 1109 adoption		-	(388,551)
Business combination		25,608	-
Planned regulatory reversal of loan losses		211,720	348,223
Ending balance	~~W~~	3,082,018	2,844,690

ii) Profit for the period and earnings per share after adjusted for regulatory reserve for loan losses for the three-month and nine-month periods ended September 30, 2019 and 2018 are as follows:

		2019		2018
		Three-month period	Nine-month period	Three-month period	Nine-month period
Profit attributable to equity holders of Shinhan Financial Group	~~W~~	981,572	2,895,983	847,831	2,643,397
Provision for regulatory reserve for loan losses(*1)		(54,184)	(212,983)	(52,231)	(200,379)
Profit attributable to equity holders of Shinhan Financial Group adjusted for regulatory reserve	~~W~~	927,388	2,683,000	795,600	2,443,018
Basic and diluted earnings per share adjusted for regulatory reserve in won(*2)	~~W~~	1,884	5,500	1,653	5,106

(*1) Increase in regulatory reserve of ~~W~~ 25,608 million due to business combination with Orange Life Insurance Co., Ltd and Asia Trust Co., are excluded.

(*2) Dividends for hybrid bonds are deducted.

(e) Treasury stock

The acquisition of treasury stock for the nine-month period ended September 30, 2019 and for the year ended December 31, 2018 are as follows:

		Beginning balance	Acquisition	disposal	Ending balance
The number of share		3,648,659	10,233,403	-	13,882,062
Carrying value	~~W~~	155,923	444,077	-	600,000

		Beginning balance	Acquisition	disposal	Ending balance
The number of share		-	3,648,659	-	3,648,659
Carrying value	~~W~~	-	155,923	-	155,923

(*) The Group has entered into a treasury stock trust agreement with Samsung Securities Co., Ltd. to increase shareholders’ value and the Group is acquiring treasury stock through the trust agreement.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2019

(Unaudited)

(In millions of won, except per share data)

19.  Equity (continued)

(f) Dividends

Dividends declared and paid by the Group during the nine-month periods ended September 30, 2019 and 2018 are as follows:

		2019	2018
Common stock (~~W~~1,600 per share)	~~W~~	753,041	687,589

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2019

(Unaudited)

(In millions of won)

20. Net interest income

Net interest income for the three-month and nine-month periods ended September 30, 2019 and 2018 are as follows:

		2019
		Three-month period	Nine-month period
Interest income:
Cash and due from banks at amortized cost	~~W~~	52,057	164,319
Due from banks at fair value through profit or loss		9,024	25,108
Securities at fair value through profit or loss		180,795	543,507
Securities at fair value through other comprehensive income		274,048	808,004
Securities at amortized cost		273,240	789,289
Loans at amortized cost		3,154,925	9,325,528
Loans at fair value through profit or loss		8,466	28,720
Others		27,332	77,850
		3,979,887	11,762,325
Interest expense:
Deposits		(917,103)	(2,755,270)
Borrowings		(140,503)	(416,450)
Debt securities issued		(424,796)	(1,240,253)
Others		(24,824)	(97,292)
		(1,507,226)	(4,509,265)

Net interest income	~~W~~	2,472,661	7,253,060

		2018
		Three-month period	Nine-month period
Interest income:
Cash and due from banks at amortized cost	~~W~~	40,104	109,903
Due from banks at fair value through profit or loss		7,509	24,387
Securities at fair value through profit or loss		148,952	455,309
Securities at fair value through other comprehensive income		197,257	560,711
Securities at amortized cost		185,275	535,233
Loans at amortized cost		2,869,047	8,204,981
Loans at fair value through profit or loss		5,359	16,598
Others		23,170	64,739
		3,476,673	9,971,861
Interest expense:
Deposits		(805,490)	(2,248,796)
Borrowings		(122,221)	(340,805)
Debt securities issued		(348,180)	(960,221)
Others		(28,969)	(70,011)
		(1,304,860)	(3,619,833)

Net interest income	~~W~~	2,171,813	6,352,028

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2019

(Unaudited)

(In millions of won)

21. Net fees and commission income

Net fees and commission income for the three-month and nine-month periods ended September 30, 2019 and 2018 are as follows:

		2019		2018
		Three-month period	Nine-month period	Three-month period	Nine-month period
Fees and commission income:
Credit placement fees	~~W~~	16,699	46,794	12,915	47,062
Commission received as electronic charge receipt		38,588	113,119	36,363	109,038
Brokerage fees		74,708	271,753	83,751	329,217
Commission received as agency		36,316	102,094	27,560	78,013
Investment banking fees		33,070	118,713	26,227	60,401
Commission received in foreign exchange activities		59,978	176,033	55,364	158,183
Asset management fees		74,916	225,756	52,088	181,008
Credit card fees		301,609	931,035	348,283	1,013,381
Operating lease fees		37,939	101,054	23,978	55.628
Others		198,762	560,874	147,615	436,201
		872,585	2,647,225	814,144	2,468,132
Fees and commission expense:
Credit-related fee		(9,829)	(28,903)	(9,534)	(26,602)
Credit card fees		(227,090)	(679,393)	(242,745)	(728,441)
Others		(105,334)	(319,454)	(82,481)	(237,812)
		(342,253)	(1,027,750)	(334,760)	(992,855)

Net fees and commission income	~~W~~	530,332	1,619,475	479,384	1,475,277

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2019

(Unaudited)

(In millions of won)

22. Provision for credit loss allowance

Provision for credit loss allowance on financial assets for the three-month and nine-month periods ended September 30, 2019 and 2018 are as follows:

		2019
		Three-month period	Nine-month period
Allowance provided:
Loans at amortized cost	~~W~~	(226,406)	(724,060)
Other financial assets at amortized cost		(11,886)	(24,039)
Securities at fair value through other comprehensive income		(3,926)	(13,958)
Unused credit line and financial guarantee		95	(26,504)
Securities at amortized cost		(367)	(2,787)
	~~W~~	(242,490)	(791,348)

		2018
		Three-month period	Nine-month period
	~~W~~
Loans at amortized cost		(202,829)	(557,178)
Other financial assets at amortized cost		(8,640)	(20,226)
Securities at fair value through other comprehensive income		(2,932)	(198)
Others (unused credit line and financial guarantee, etc)		(9,526)	(3,548)
		(223,927)	(581,150)

Securities at amortized cost		(46)	3,216
	~~W~~	(223,973)	(577,934)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2019

(Unaudited)

(In millions of won)

23. General and administrative expenses

General and administrative expenses for the three-month and nine-month periods ended September 30, 2019 and 2018 are as follows:

		2019		2018
		Three-month period	Nine-month period	Three-month period	Nine-month period
Employee benefits:
Salaries	~~W~~	719,626	2,146,150	642,878	1,943,610
Severance benefits:
Defined contribution		8,323	26,211	5,882	17,440
Defined benefit		42,135	128,232	34,598	108,202
Termination benefits		1	557	-	1,270
		770,085	2,301,150	683,358	2,070,522

Entertainment		9,615	25,182	6,525	19,390
Depreciation		119,988	357,055	43,565	129,588
Amortization		26,612	73,184	18,603	54,304
Taxes and dues		40,480	150,928	38,982	133,832
Advertising		63,918	155,693	62,108	184,070
Research		4,536	13,054	3,362	10,142
Others		190,414	554,128	232,659	700,732
	~~W~~	1,225,648	3,630,374	1,089,162	3,302,580

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2019

(Unaudited)

(In millions of won, except per share data)

24.  Share-based payments

(a) Stock options granted as of September 30, 2019 are as follows:

	5th grant(*1)	6th grant(*1)	7th grant(*1)(*2)

Grant date	March 21, 2006	March 20, 2007	March 19, 2008

Exercise price in won	~~W~~38,829	~~W~~54,560	~~W~~49,053

Number of shares granted	3,296,200	1,301,050	808,700

Options expiry dates	August 21, 2019	August 19, 2020	May 17, 2021/ September 17, 2021

Changes in number of shares granted:
Balance at January 1, 2019	2,500	58,764	45,628
Exercised or cancelled	2,500	-	9,466
Balance at September 30, 2019	-	58,764	36,162
Fair value per share in won	~~-~~	~~W~~101	~~W~~1,010 (Expiration of contractual exercise period : May 17, 2021) ~~W~~1,400 (Expiration of contractual exercise period : Sep 17, 2021)

(*1) The weighted average exercise price for 94,926 stock options outstanding at September 30, 2019 is ~~W~~52,462.

(*2) 9,466 stock options (from the 7th grant) were cancelled during the period ended September 30, 2019.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2019

(Unaudited)

(In millions of won, except per share data)

24.  Share-based payments (continued)

(b) Performance shares granted as of September 30, 2019 are as follows:

	Expired	Not expired
Type	Cash-settled share-based payment

Performance conditions	Increase rate of the stock price and achievement of target ROE

Exercising period(*)

Estimated number of shares vested at September 30, 2019	20,427	1,931,093

Fair value per share in won	~~W~~40,889 ~~W~~45,766, ~~W~~49,405, ~~W~~40,580 for the expiration of operating period from 2015 to 2018	~~W~~41,800

(*) Four-year period is applied from the beginning of the year that the grant date belongs while five-year period for the shares with deferred payment.

The amount of cash payment for the Group’s cash-settled share-based payment arrangements with performance conditions is determined at the fourth anniversary date from the grant date based on the share price which is an arithmetic mean of weighted average share prices of the past two-months, past one-month and past one-week. As such, the fair value of the shares expired is estimated using the arithmetic mean of weighted average share prices at the day after expiration date and the fair value of the shares non-expired is estimated using the closing share price at the end of reporting period.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2019

(Unaudited)

(In millions of won)

24.  Share-based payments (continued)

(c) Share-based compensation costs for the nine-month periods ended September 30, 2019 and 2018 are as follows:

		2019
		Employees of
		The controlling company	The subsidiaries	Total
Stock options granted:
5th	~~W~~	-	9	9
6th		(2)	(15)	(17)
7th		(3)	(6)	(9)
Performance share		3,219	24,318	27,537
	~~W~~	3,214	24,306	27,520

		2018
		Employees of
		The controlling company	The subsidiaries	Total
Stock options granted:
4th		-	(15)	(15)
5th	~~W~~	-	(10)	(10)
6th		(15)	(91)	(106)
7th		(36)	(52)	(88)
Performance share		1,244	10,799	12,043
	~~W~~	1,193	10,631	11,824

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2019

(Unaudited)

(In millions of won)

24.  Share-based payments (continued)

(d) Accrued expenses and the intrinsic value as of September 30, 2019 and December 31, 2018 are as follows:

		2019
		Employees of
		The controlling company	The subsidiaries	Total
Stock options granted:
6th	~~W~~	1	5	6
7th		21	27	48
Performance share		8,592	72,976	81,568
	~~W~~	8,614	73,008	81,622

The intrinsic value of share-based payments is ~~W~~81,568 million as of September 30, 2019. For calculating, the quoted market price ~~W~~41,800 per share was used for stock options and the fair value was considered as intrinsic value for performance shares, respectively.

		2018
		Employees of
		The controlling company	The subsidiaries	Total
Stock options granted:
4th	~~W~~	-	-	-
5th		-	7	7
6th		3	20	23
7th		24	33	57
Performance share		7,328	61,790	69,118
	~~W~~	7,355	61,850	69,205

The intrinsic value of share-based payments is ~~W~~69,120 million as of December 31, 2018. For calculating, the quoted market price ~~W~~39,600 per share was used for stock options and the fair value was considered as intrinsic value for performance shares, respectively.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2019

(Unaudited)

(In millions of won, except per share data)

25. Income tax expense

Income tax expense for the three-month and nine-month periods ended September 30, 2019 and 2018 are as follows:

		2019		2018
		Three-month period	Nine-month period	Three-month period	Nine-month period
Current income tax expense	~~W~~	388,973	879,303	287,466	634,147
Origination and reversal of temporary differences		20,419	443,585	41,560	365,327
Income tax recognized in other comprehensive income		(41,509)	(254,813)	(20,249)	(4,985)
Income tax expenses	~~W~~	367,883	1,068,075	308,777	994,489

Effective tax rate	%	25.97	25.72	26.48	27.10

26. Earnings per share

Basic and diluted earnings per share for the three-month and nine-month periods ended September 30, 2019 and 2018 are as follows:

		2019		2018
		Three-month period	Nine-month period	Three-month period	Nine-month period
Profit attributable to equity holders of Shinhan Financial Group	~~W~~	981,572	2,895,983	847,831	2,643,397
Less:
Dividends to hybrid bond		(21,274)	(58,366)	(11,816)	(21,936)
Net profit available for common stock	~~W~~	960,298	2,837,617	836,015	2,621,461

Weighted average number of common shares outstanding (*)		480,904,128	477,194,141	474,119,152	474,172,481

Basic and diluted earnings per share in won	~~W~~	1,996	5,946	1,763	5,528

(*) The number of common shares issued by the Group is 474,199,587. The above weighted average number of common shares outstanding was calculated by including the acquired treasury shares and 17,482,000 of convertible preferred shares issued on May 1, 2019. If convertible preferred shares issued during the nine-month ended September 30, 2019 are not included in the number of common shares outstanding, the basic and diluted earnings per share corresponding to the net profit for the nine-month period ended September 30, 2019 would have been ~~W~~6,070.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2019

(Unaudited)

(In millions of won)

27. Commitments and contingencies

(a) Guarantees, acceptances and credit commitments as of September 30, 2019 and December 31, 2018 are as follows:

		2019	2018
Guarantees:
Guarantees outstanding	~~W~~	9,538,458	9,437,691
Contingent guarantees		3,266,934	3,985,532
		12,805,392	13,423,223
Commitments to extend credit:
Loan commitments in won		71,463,876	69,906,336
Loan commitments in foreign currency		24,947,395	19,967,297
ABS and ABCP commitments		2,221,848	2,083,522
Others		80,618,171	73,816,233
		179,251,290	165,773,388
Endorsed bills:
Secured endorsed bills		2,457	37,667
Unsecured endorsed bills		7,117,380	7,758,242
		7,119,837	7,795,909
Loans sold with recourse		2,099	2,099
	~~W~~	199,178,618	186,994,619

(b) Legal contingencies

As of September 30, 2019, the Group was involved in 394 pending lawsuits as a defendant (total claim amount: ~~W~~248,537 million) and recorded the other provision of ~~W~~26,142 million and a reserve (liabilities under insurance contracts) of ~~W~~1,110 million, respectively, with respect to these lawsuits.  Additional losses might be incurred from these legal actions, but the result of such lawsuits cannot be predicted. The management believes that the result of the lawsuits would not have significant impact on the financial position.

(c) The Group entered into the share purchase agreement with the shareholders of Asia Trust Co., Ltd. (“Asia Trust”) to purchase 60% of stake of Asia Trust. According to the agreement, the Group has the call option over the additional 35% of stake of Asia Trust and the shareholders of Asia Trust have put option over the same.

(d) A number of complaints occurred due to the unauthorized use of the discarded seal as fraud, which occurred before the acquisition of Asia Trust by the Group, by an employee of Asia Trust. Certain civil petitioners filed lawsuits against the Group during the nine-month ended September 30, 2019 and the claim amount is ~~W~~50,300 million. In relation to the event, the Financial Supervisory Service inspected the incident in February 2019. The Group did not recognize the effect in the consolidated financial statements as of September 30, 2019 since the Group was not able to reliably measure the potential and extent of the losses regarding the lawsuit.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2019

(Unaudited)

(In millions of won)

28. Statement of cash flows

Cash and cash equivalents in the consolidated statements of cash flows as of September 30, 2019 and December 31, 2018 are as follows:

		2019	2018
Cash and due from banks	~~W~~	25,093,543	17,363,450
Adjustments:
Due from financial institutions with a maturity over three months from date of acquisition		(4,874,666)	(3,008,188)
Restricted due from banks		(10,388,379)	(6,175,506)
		(15,263,045)	(9,183,694)
	~~W~~	9,830,498	8,179,756

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2019

(Unaudited)

(In millions of won)

29. Related parties

Intra-group balances, and income and expenses arising from intra-group transactions are eliminated in preparing the consolidated financial statements.

(a) Balances with the related parties as of September 30, 2019 and December 31, 2018 are as follows:

Related party	Account		2019	2018
Investments in associates:
BNP Paribas Cardif Life Insurance	Other assets	~~W~~	93	9,860
〃	Credit card loans		155	116
〃	Allowances		(1)	-
〃	Deposits		342	444
Partners 4th Growth Investment Fund	Deposits		625	1,855
BNP Paribas Cardif General Insurance	Credit card loans		36	29
〃	Allowances		(1)	(2)
〃	Other assets		401	-
〃	Deposits		51	157
Shinhan Praxis K-Growth Global Private Equity Fund	Other assets		91	151
Dream High Fund Ⅲ	Deposits		6	4
Midas Dong-A Snowball Venture Fund	Deposits		-	159
Credian Healthcare Private Equity Fund II	Deposits		4	45
Midas Dong-A Snowball Venture Fund 2	Deposits		257	354
IBKS-Shinhan Creative Economy New Technology Fund Ⅱ	Deposits		1	672
Eum Private Equity Fund No.3	Deposits		32	49
SHBNPP Private Korea Equity Long-Short Professional Feeder (*1)	Other assets		-	133
Shinhan Global Healthcare Fund 1	Unearned revenue		-	360
Shinhan Fintech New Technology Fund No.1(*2)	Unearned revenue		-	123
KTB Newlake Global Healthcare PEF	Loans		1,174	151
〃	Allowances		(9)	(1)
Taihan Industrial System Co., Ltd.(*3)	Deposits		-	85
Incorporated association Finance Saving Information Center	Credit card loans		1	3
〃	Allowances		(1)	-
〃	Deposits		10	4
GX SHINHAN INTERVEST 1st Private Equity Fund	Unearned revenue		423	278
Nomura-Rifa Private Real Estate Investment Trust 19	Loans		11,966	11,966
〃	Other assets		41	45
SHBNPP MAIN Professional Investment Type Private Mixed Asset Investment Trust No.3	Other assets		679	236
KOREA FINANCE SECURITY	Deposits		26	-
Lodestone 1st Private Equity Fund	Deposits		510	-
SHINHAN-CORE TREND GLOBAL FUND 1	Unearned revenue		24	-
Hermes Private Equity Fund	Deposits		448	-
Key management personnel and their immediate relatives:	Loans		4,715	3,313
	Assets	~~W~~	19,340	26,000
	Liabilities		2,759	4,589

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2019

(Unaudited)

(In millions of won)

29.  Related parties (continued)

(a) Balances with the related parties as of September 30, 2019 and December 31, 2018 are as follows (continued):

(*1) Included in the related party due to the additional acquisition for the nine-month period ended September 30, 2019.

(*2) Excluded from the associates due to disposal and liquidation for the nine-month period ended September 30, 2019.

(*3) As the Group does not have significant influence to this entity, this has been removed from the related parties.

(b) Transactions with the related parties for the three-month and nine-month periods ended September 30, 2019 and 2018 are as follows:

Related party	Account		2019		2018
			Three-month period	Nine-month period	Three-month period	Nine-month period
Investments in associates
BNP Paribas Cardif Life Insurance	Fees and commission income	~~W~~	1,025	3,241	798	2,754
〃	Other operating income		-	-	(2)	-
〃	Reversal of credit losses		-	3	1	4
〃	General and administrative expenses		(2)	(8)	(4)	(13)
Shinhan Praxis K-Growth Global Private Equity Fund	Fees and commission income		91	358	-	352
BNP Paribas Cardif General Insurance	Fees and commission income		3	9	9	12
〃	Other operating income		97	329	-	-
〃	Reversal of credit losses		(1)	-	-	-
〃	Provision for credit losses		(1)	(1)	(4)	(4)
Midas Dong-A Snowball Venture Fund	Fees and commission income		109	119	9	28
〃	Interest expense		-	(1)	(1)	(2)
SP New Technology Business investment Fund Ⅰ(*1)	Fees and commission income		-	-	297	317
IBKS-Shinhan Creative Economy New Technology Fund I(*1)	Fees and commission income		-	-	-	13
IBKS-Shinhan Creative Economy New Technology Fund Ⅱ	Fees and commission income		-	8	2	11
SM New Technology Business Investment Fund I	Fees and commission income		-	14	55	55
JAEYOUNG SOLUTEC CO., LTD.(*1)	Interest income		-	-	176	523
〃	Fees and commission income		-	-	1	2
〃	Other income		-	-	-	3
〃	Interest expense		-	-	-	(1)
〃	Provision for credit losses		-	-	-	(3)
Partners 4th Growth Investment Fund	Interest expense		(1)	(4)	(6)	(15)
KDBC Midas Dong-A Snowball Venture Fund II	Interest expense		-	-	(1)	(2)
SHBNPP Private Korea Equity Long-Short Professional Feeder(*2)	Fees and commission income		105	363	116	842
Branbuil CO., LTD.(*3)	Fees and commission income		-	-	-	1
〃	Provision for credit losses		-	-	-	(1)
Shinhan-Albatross Technology Investment	Fees and commission income		54	162	54	162
STI-New Growth Engines Investment(*1)	Fees and commission income		-	-	-	12
KTB New lake medical Global Investment	Interest income		11	22	-	1
〃	Other operating income		-	-	(1)	-
〃	Provision for credit losses		(2)	(8)	-	-

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2019

(Unaudited)

(In millions of won)

29.  Related parties (continued)

(b) Transactions with the related parties for the three-month and nine-month periods ended September 30, 2019 and 2018 are as follows (continued):

Related party	Account		2019		2018
			Three-month period	Nine-month period	Three-month period	Nine-month period
Taihan Industrial System Co., Ltd.(*4)	Fees and commission income	~~W~~	-	-	1	1
Shinhan Global health Care Investment No.1	Fees and commission income		-	360	185	600
Shinhan Fintech New Technology Fund No.1(*5)	Fees and commission income		-	38	39	116
Shinhan capital-Cape FN Fund No.1	Fees and commission income		19	71	26	56
SHC-K2 Global Material Fund	Fees and commission income		-	20	-	20
Synergy-Shinhan Mezzanine New Technology Investment Fund	Fees and commission income		31	62	32	64
Shinhan-Midas Dong-A Secondary Venture Fund	Fees and commission income		63	125	62	71
GX Shinhan interest 1st Private Equity Fund	Fees and commission income		175	545	198	214
Shinhan-Nvestor Liquidity Solution Fund	Fees and commission income		180	270	33	33
SHC ULMUS Fund No.1	Fees and commission income		19	57	12	12
Shinhan-PS Investment Fund No.1	Fees and commission income		10	15	1	1
Lodestone 1st Private Equity Fund	Interest expense		-	-	(1)	(1)
Nomura-Rifa Private Real Estate Investment Trust 19	Interest income		129	388	-	-
SHBNPP MAIN Professional Investment Type Private Mixed Asset Investment Trust No.3	Fees and commission income		678	2,015	-	-
KOREA FINANCE SECURITY	Fees and commission income		2	7	-	-
ShinHan – Soo Young Entrepreneur Investment Fund No.1	Fees and commission income		68	206	-	-
Shinhan-Rhinos 1 Fund	Fees and commission income		-	64	-	-
SHINHAN-CORE TREND GLOBAL FUND 1	Fees and commission income		15	30	-	-
Kiwoom-Shinhan Innovation Fund I	Fees and commission income		6	6	-	-
One Shinhan Global Fund 1	Fees and commission income		151	151	-	-
Yeollim-Shinhan Portfolio Fund I	Fees and commission income		59	59	-	-

Key management personnel and their immediate relatives
Interest income			38	128	24	61
		~~W~~	3,131	9,223	2,111	6,299

(*1) Excluded from the associates due to disposal and liquidation for the year ended December 31, 2018.

(*2) Included in the related party due to the additional acquisition for the nine-month period ended September 30, 2019.

(*3) As a result of changes in accounting policies at the beginning of the year ended December 31, 2018, they were excluded from associates.

(*4) As the Group does not have significant influence to this entity, this has been removed from the related parties

(*5) Excluded from the associates due to disposal and liquidation for the nine-month period ended September 30, 2019

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2019

(Unaudited)

(In millions of won)

29.  Related parties (continued)

(c) Key management personnel compensation

Key management personnel compensation for the nine-month periods ended September 30, 2019 and 2018 are as follows:

		2019	2018
Short-term employee benefits	~~W~~	12,980	14,816
Severance benefits		558	316
Share-based payment transactions(*)		8,857	5,179
	~~W~~	22,395	20,311

(*) The expenses of share-based payment transactions are the remuneration expenses during the vesting period.

(d) The guarantees provided between the related parties as of September 30, 2019 and December 31, 2018 are as follows:

			Amount of guarantees
Guarantor	Guaranteed Parties		2019	2018	Account
Shinhan Bank	KTB Newlake Global Healthcare PEF	~~W~~	826	849	Unused credit line
〃	BNP Paribas Cardif Life Insurance		10,000	10,000	Unused credit line
		~~W~~	10,826	10,849

(e) Details of collaterals provided by the related parties as of September 30, 2019 and December 31, 2018 are as follows:

Provided to	Provided by	Pledged assets		2019	2018
Shinhan Bank	BNP Paribas Cardif Life Insurance	Government bonds	~~W~~	12,000	12,000
〃	Hyungje art printing	Property		120	-
			~~W~~	12,120	12,000

(f) Details of significant loan transactions with related parties for the nine-month periods ended September 30, 2019 and 2018 are as follows:

			2019
Classficiation	Company		Beginning	Loan	Recover	Other	Ending
Investments in associates	Nomura investment property trust No.19	~~W~~	11,966	-	-	-	11,966
	KTB Newlake Global Healthcare PEF		151	1,684	(661)	-	1,174

			2018
Classficiation	Company		Beginning	Loan	Recover	Other (*)	Ending
Investments in associates	Nomura investment property trust No.19	~~W~~	-	13,500	(1,500)	(32)	11,968

(*) The effect of changes in allowance for doubtful accounts is included.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2019

(Unaudited)

(In millions of won)

30. Interests in unconsolidated structured entities

(a)The nature and extent of interests in unconsolidated structured entities

The Group involved in assets-backed securitization, structured financing, beneficiary certificates (primarily investment funds) and other structured entities and characteristics of these structured entities are as follows:

Description

Assets-backed securitization

Securitization vehicles are established to buy assets from originators and issue asset-backed securities in order to facilitate the originators’ funding activities and enhance their financial soundness.  The Group is involved in the securitization vehicles by purchasing (or committing to purchase) the asset-backed securities issued and/or providing other forms of credit enhancement.

The Group does not consolidate a securitization vehicle if (i) the Group is unable to make or approve decisions as to the modification of the terms and conditions of the securities issued by such vehicle or disposal of such vehicles’ assets, (ii) (even if the Group is so able) if the Group does not have the exclusive or primary power to do so, or (iii) if the Group does not have exposure, or right, to a significant amount of variable returns from such entity due to the purchase (or commitment to purchase) of asset-backed securities so issued or subordinated obligations or by providing other forms of credit support.

Structured financing

Structured entities for project financing are established to raise funds and invest in a specific project such as M&A (mergers and acquisitions), BTL (build-transfer-lease), shipping finance, etc.  The Group is involved in the structured entities by originating loans, investing in equity, or providing credit enhancement.

Investment fund

Investment fund means an investment trust, a PEF (private equity fund) or a partnership which invests in a group of assets such as stocks or bonds by issuing a type of beneficiary certificates to raise funds from the general public, and distributes its income and capital gains to their investors.  The Group manages assets by investing in shares of investment fund or playing a role of an operator or a GP (general partner) of investment fund, on behalf of other investors.

Trust

The real estate trust is entrusted with the purpose of managing, disposing, operating or developing real estate that is trusted by the trustor, and of distributing the incomes from the trusteed assets to the beneficiaries.

The Group provides the management, disposal, operation or development services for the trusted real estates, and provides the agencies and consulting services as incidental services.

The size of unconsolidated structured entities as of September 30, 2019 and December 31, 2018 are as follows:

		2019	2018
Total assets:
Asset-backed securitization	~~W~~	197,712,507	196,108,655
Structured financing		158,370,481	132,050,391
Investment fund		188,283,893	71,487,406
Trust		185,059	-
	~~W~~	544,551,940	399,646,452

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2019

(Unaudited)

(In millions of won)

30. Interests in unconsolidated structured entities (continued)

(b) Nature of risks

i) The carrying amounts of the assets and liabilities relating to its interests in unconsolidated structured entities as of September 30, 2019 are as follows:

			2019
		Assets-backed securitization	Structured financing	Investment fund	Trust	Total
Assets:
Loans at fair value through profit or loss	~~W~~	3,530	67,841	-	-	71,371
Loans at amortized cost		702,018	8,920,318	25,000	19,475	9,666,811
Securities at fair value through profit or loss		3,593,445	87,422	8,435,431	-	12,116,298
Derivatives		31,126	1,224	-	-	32,350
Securities at fair value through other comprehensive in come		1,981,323	197,640	22	-	2,178,985
Securities at amortized cost		4,591,187	-	-	-	4,591,187
Other assets		4,028	12,264	61,237	198	77,727
	~~W~~	10,906,657	9,286,709	8,521,690	19,673	28,734,729
Liabilities:
Other	~~W~~	4,343	7,161	-	1,069	12,573

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2019

(Unaudited)

(In millions of won)

30.  Interests in unconsolidated structured entities (continued)

(b) Nature of risks (continued)

ii) The carrying amounts of the assets and liabilities relating to its interests in unconsolidated structured entities as of December 31, 2018 are as follows:

		2018
		Assets-backed securitization	Structured financing	Investment fund	Total
Assets:
Loans at fair value through profit or loss	~~W~~	292	504,571	802,825	1,307,688
Loans at amortized cost		478,998	6,925,438	33,500	7,437,936
Securities at fair value through profit or loss		4,263,817	288,757	5,293,807	9,846,381
Derivatives		16,390	578	-	16,968
Securities at fair value through other comprehensive income		2,244,364	91,316	32,279	2,367,959
Securities at amortized cost		4,277,675	-	-	4,277,675
Other assets		5,453	48,457	34,333	88,243
	~~W~~	11,286,989	7,859,117	6,196,744	25,342,850
Liabilities:
Derivative liabilities	~~W~~	111	-	-	111
Other		5,368	4,128	-	9,496
	~~W~~	5,479	4,128	-	9,607

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2019

(Unaudited)

(In millions of won)

30.  Interests in unconsolidated structured entities (continued)

(b) Nature of risks (continued)

iii) Exposure to risk relating to its interests in unconsolidated structured entities as of September 30, 2019 and December 31, 2018 are as follows:

			2019
		Assets-backed securitization	Structured financing	Investment fund	Trust	Total
Assets held	~~W~~	10,906,657	9,286,709	8,521,690	19,673	28,734,729
ABS and ABCP commitments		1,199,832	2,300	759,172	-	1,961,304
Loan commitments		922,867	657,244	-	-	1,580,111
Guarantees		125,220	-	-	-	125,220
Others		-	83,989	-	-	83,989
	~~W~~	13,154,576	10,030,242	9,280,862	19,673	32,485,353

		2018
		Assets-backed securitization	Structured financing	Investment fund	Total
Assets held	~~W~~	11,286,989	7,859,117	6,196,744	25,342,850
ABS and ABCP commitments		1,395,417	2,300	602,594	2,000,311
Loan commitments		1,791,650	815,910	26,100	2,633,660
Guarantees		88,810	142,032	-	230,842
Others		-	49,464	-	49,464
	~~W~~	14,562,866	8,868,823	6,825,438	30,257,127

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2019

(Unaudited)

(In millions of won)

31. Business combination

(a)	Orange Life Insurance Co., Ltd

(1) General information

On February 1, 2019, the Group obtained control over Orange Life Insurance Co., Ltd. by acquiring 59.15% of its shares after obtaining approval from the Financial Services Commission on January 16, 2019. The primary reason for the acquisition is to strengthen the life insurance business in response to changes in the financial market environment.

(2) Identifiable net assets

Fair values of assets acquired and liabilities assumed as of acquisition date are as follows:

		Amount(*1)
Assets:
Cash and due from banks at amortized cost	~~W~~	739,071
Financial assets at fair value through profit or loss		1,573,453
Securities at fair value through other comprehensive income		11,111,395
Securities at amortized cost		11,273,999
Loans at amortized cost		2,588,588
Derivatives		13,934
Properties and equipment		35,489
Intangible assets(*2)		38,475
Other assets		5,847,621
		33,222,025
Liabilities:
Liabilities under insurance contracts(*3)(*4)		24,194,746
Derivative liabilities		3,991
Other liabilities		6,093,149
		30,291,886
Fair value of the identifiable net assets (*4)	~~W~~	2,930,139

(*1) The Group measured the identifiable assets and liabilities of the aquiree at fair value at the date of the business combination for the allocation of the consideration transferred. The fair value was measured at the price that would be received at the date of the business combination when the asset was sold, or when the liability was transferred in an orderly transaction between market participants, and in case the price was not directly observed, it was estimated using appropriate valuation techniques.

(*2) Includes membership, software, and development costs that Orange Life Insurance Co., Ltd. holds.

(*3) The Group has adjusted VOBA (Value of Business Acquired), which was measured separately by applying the indirect method based on intrinsic value, to the par value of the liabilities under insurance contracts that the Orange Life Insurance Co., Ltd. had.

(*4) The fair value of the liabilities under insurance contracts is provisional, and the final assessment has not yet been completed.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2019

(Unaudited)

(In millions of won)

31.  Business combination (continued)

(a)	Orange Life Insurance Co., Ltd (continued)

(3) Goodwill

Goodwill recognized as a result of business combination is as follows:

		Amount
Consideration paid in cash	~~W~~	2,298,900
Fair value of identifiable net assets		(2,930,139)
Non-controlling interests (*1)		1,197,069
Goodwill	~~W~~	565,830

(*1) The non-controlling interests in Orange Life Insurance Co., Ltd was measured as a proportionate shares of the non-controlling interests in the identifiable net assets at acquisition date.

(4) Cost related to business combination

In connection with the business combination, the Group incurred expenses of ~~W~~8,035 million, including legal fees and due diligence fees, which were recognized as fees and commission expense in the consolidated statement of comprehensive income.

(5) Net cash outflows due to business combination

Net cash outflows due to business combination during the nine-month period ended September 30, 2019 are as follows:

		Amount
Consideration transferred in cash	~~W~~	2,298,900
Acquired cash and cash equivalents		(154,754)
	~~W~~	2,144,146

(6) Operating income and profit for the period from Orange Life Insurance Co., Ltd, are ~~W~~291,832 million and ~~W~~211,568 million respectively, which are reflected in the consolidated statement of comprehensive income after the acquisition date.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2019

(Unaudited)

(In millions of won)

31.  Business combination (continued)

(b)	Asia Trust Co., Ltd

(1) General information

On May 2, 2019, the Group obtained control over Asia Trust Co., Ltd. by acquiring 60% of its shares after obtaining approval from the Financial Services Commission on April 17, 2019. The primary reason for the acquisition is to strengthen the non-banking portfolio through real estate business line.

(2) Identifiable net assets

Fair values of assets acquired and liabilities assumed as of acquisition date are as follows:

		Amount
Assets:
Cash and due from banks at amortized cost	~~W~~	27,647
Financial assets at fair value through profit or loss		53,477
Loans at amortized cost(*1)(*3)		26,197
Properties and equipment		662
Intangible assets(*2)		40,649
Investment property		13,567
Other assets		13,367
		175,566
Liabilities:
Other liabilities(*3)		44,571

Fair value of the identifiable net assets(*4)	~~W~~	130,995

(*1) Acquired loans were measured at fair value. The total amount of loans under contract is ~~W~~ 44,356 million, and the cash flows that are not expected to be collected as of the acquisition date is ~~W~~ 18,159 million.

(*2) Includes contract balance of ~~W~~36,584 million. The Group has considered the contracts that Asia Trust Co., Ltd held to be significant enough to generate future additional revenue, and evaluated them by incremental cash flow method.

     (*3) In regard to the land trust project at Ramada Hotel in Gampo, Gyeongju, some owners of parcels filed a lawsuit to return the down payments, and the intermediate payments.  Loan financial institution of the business has filed a suit against Asia Trust Co., Ltd for the balance of the loan principal that expired on the loan provision in accordance with the intermediate payment loan agreement and subsequent agreement with the Group. The Group recorded the expected loss as allowance and provision for the trust business loan. In addition, the creditor of the constructor filed a suit claiming the construction fee; however, the Group did not reflect the effect in the consolidated financial statements as of September 30, 2019 since the Group was not able to reliably measure the potential and extent of the losses regarding the lawsuit.

(*4) The fair value of the identifiable net assets is provisional, and the final assessment has not yet been completed.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2019

(Unaudited)

(In millions of won)

31.  Business combination (continued)

(b)	Asia Trust Co., Ltd (continued)

(3) Goodwill

Goodwill recognized as a result of the business combination is as follows:

		Amount
Consideration paid in cash	~~W~~	193,400
Fair value of identifiable net assets		(130,995)
Non-controlling interests (*1)		52,398
Goodwill	~~W~~	114,803

(*1) The non-controlling interests in Asia Trust Co., Ltd was measured as a proportionate shares of the non-controlling interests in the identifiable net assets at acquisition date.

(4) In connection with the business combination, the Group incurred expenses of ~~W~~ 2,124 million, including legal fees and due diligence fees, which were recognized as fees and commission expense in the consolidated statement of comprehensive income.

(5) Net cash outflows due to business combination

Net cash outflows due to business combination during the nine-month period ended September 30, 2019 are as follows:

		Amount
Consideration transferred	~~W~~	193,400
Acquired cash and cash equivalents		(18,647)
	~~W~~	174,753

(6) Operating income and profit for the period from Asia Trust Co., Ltd. are ~~W~~16,944 million and ~~W~~12,466 million respectively, which are reflected in the consolidated statement of comprehensive income after the acquisition date.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2019

(Unaudited)

(In millions of won)

31.  Business combination (continued)

(c)	Shinhan Vietnam Finance Company Limited

(1) General information

On January 22, 2019, the Group has acquired control over Prudential Vietnam Finance Co., Ltd in Vietnam by acquiring 100% of its shares, and changed the name of corporate to Shinhan Vietnam Finance Co., Ltd. The primary reason for the acquisition is to expand its new market through credit loan business in Vietnam.

(2) Identifiable net assets

Fair values of assets acquired and liabilities assumed as follows:

		Amount
Assets:
Cash and due from banks at amortized cost	~~W~~	12,271
Loans at amortized cost		259,082
Properties and equipment		4,163
Intangible assets		5,629
Other assets		12,258
		293,403
Liabilities:
Deposits		211,325
Other liabilities		19,036
		230,361

Fair value of the identifiable net assets	~~W~~	63,042

(3) Goodwill

Goodwill recognized as a result of the business combination is as follows:

		Amount
Consideration paid in cash	~~W~~	170,194
Fair value of identifiable net assets		(63,042)
Goodwill	~~W~~	107,152

(d)

If the business combination had been consolidated from the beginning of the third quarter of 2019, the operating income and quarterly net income that would have been included in the consolidated statement of comprehensive income do not differ materially from the current operating income and quarterly net income recognised from the acquisition date of the business combination.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

September 30, 2019

(Unaudited)

(In millions of won)

32.  Transition effects arising from changes in accounting policies

Upon adoption of K-IFRS No.1116 ‘Leases’, the Group recognized lease liabilities in relation to leases that had previously been classified as operating leases in accordance with K-IFRS No.1017.  These liabilities were measured at the present value of the future lease payments at the lessee's incremental borrowing rate on January 1, 2019.  The lessee's incremental borrowing rates applied to the lease liabilities are between 2.06% and 8.96% on January 1, 2019. The difference between the amount of operating lease agreements disclosed as of December 31, 2018 discounted at the Group’s incremental borrowing rate and the lease liabilities recognized at the date of initial application is as follows:

		Amount
Operating lease agreement commitment disclosed as of December 31, 2018	~~W~~	633,998
Amount discounted using the Group's incremental borrowing rate		615,321
Less:
Low-value leases recognized as current expenses through the straight-line method		(4,329)
Value-added Tax		(51,429)
		(55,758)

Lease liabilities recognized at the beginning of 2019	~~W~~	559,563

Right-of-use assets were measured by adjusting the amount of prepaid or unpaid lease payments in relation to leases recognized in the consolidated statement of financial position as of December 31, 2018 at the same amount as the lease liability.  As a result, property, plant and equipment increased by ~~W~~597,120 million at the beginning of 2019, and prepaid expense, unearned revenue and accrued expenses decreased by ~~W~~43,616 million, ~~W~~5,197 million and ~~W~~862 million, respectively.